ANNUAL REPORT2024 W W W . I R T L I V I N G . C O M | N Y S E: I R T

2024 was another strong year for IRT, marked by solid operational performance, key strategic milestones, and positioning the company for future growth. Resilient Performance Amid Supply Growth Despite a second year of record apartment deliveries, we achieved core FFO per share of $1.16, at the high end of guidance, and same store revenue growth of 3.0%. We increased average occupancy by 110 basis points to 95.2% while maintaining positive rent growth. With a dramatic shift toward record-low supply growth ahead, we expect a stronger operating environment in 2025 to support more robust leasing economics and an expanded volume of Value Add renovations of 2,500–3,000 units. Strategic Milestones Strengthening Our Future In 2024, we completed several initiatives to enhance our balance sheet and access to capital: Reduced leverage, improving net debt to Adjusted EBITDA from 6.7x at year-end 2023 to 5.9x at year-end 2024. Earned investment-grade ratings (‘BBB’ Stable) from Fitch and S&P. Issued $150M in unsecured notes and raised $268M in forward equity to strengthen our credit profile. Expanded our unsecured revolver to $750M, increasing financial flexibility. These achievements immediately lowered our borrowing costs and positioned us for long-term success. Looking Ahead to Multi-Year Growth With interest rates stabilizing and new apartment supply declining, we have prepared IRT for a multi-year growth cycle. We have reallocated capital from lower-growth markets like Birmingham into high-growth markets like Tampa, Charlotte, and Orlando. Entering 2025, we have $750M in liquidity to fund strategic investments. A Bright Future We believe 2025 marks the start of an extended period of strong growth for IRT. Our portfolio—focused on Class-B communities in Sunbelt and Midwest markets—has proven resilient, and we expect it to outperform the national average as fundamentals improve. This year, we are focused on: (1) Capturing stronger lease economics driven by recovering market fundamentals, (2) Expanding our Value Add program, and (3) Investing in accretive acquisitions. With a strong foundation and clear growth strategy, we look forward to delivering outstanding value to shareholders in 2025 and beyond. Our success is driven by our people—the dedicated IRT team, our residents, and our investors. Thank you for your trust and support. Sincerely, Scott F. Schaeffer Chairman and Chief Executive Officer DEAR FELLOW SHAREHOLDERS, (For definitions and reconciliations of any non-GAAP measures, please refer to IRT’s filings with the SEC.)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from ________ to ________

Commission file number 001-36041

INDEPENDENCE REALTY TRUST, INC.

(Exact name of registrant as specified in its charter)

Maryland	**26-4567130**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
1835 Market Street, Suite 2601, Philadelphia, PA	**19103**
(Address of principal executive offices)	**(Zip Code)**

(Registrant's telephone number, including area code) (267) 270-4800

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	IRT	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements Yes ☐ No ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). Yes ☐ No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the shares of common stock of the registrant held by non-affiliates of the registrant, based upon the closing price of such shares on June 28, 2024 of $18.74, was approximately $4,300,006,475.

As of February 14, 2025 there were 230,914,117 shares of the registrant's common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for registrant's 2025 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

INDEPENDENCE REALTY TRUST, INC. TABLE OF CONTENTS Forward-Looking Statements 1 PART I Item 1. Business 2 Item 1A. Risk Factors 11 Item 1B. Unresolved Staff Comments 40 Item 1C. Cybersecurity 39 Item 2. Properties 42 Item 3. Legal Proceedings 42 Item 4. Mine Safety Disclosures 43 PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 44 Item 6. Reserved 45 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 45 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 61 Item 8. Financial Statements and Supplementary Data 63 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 101 Item 9A. Controls and Procedures 101 Item 9B. Other Information 101 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 102 PART III Item 10. Directors, Executive Officers and Corporate Governance 103 Item 11. Executive Compensation 103 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 103 Item 13. Certain Relationships and Related Transactions, and Director Independence 103 Item 14. Principal Accountant Fees and Services 103 PART IV Item 15. Exhibits and Financial Statement Schedules 103 Item 16 Form 10-K Summary 107 Table of Contents

EXPLANATORY NOTE As used herein, the terms “we,” “our,” “us” and “IRT” refer to Independence Realty Trust, Inc., a Maryland corporation, and, as required by context, Independence Realty Operating Partnership, LP, a Delaware limited partnership, which we refer to as IROP, and their subsidiaries. Our multifamily apartment communities are referred to as “communities,” “properties,” “apartment properties,” and “multifamily properties.” CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS The Securities and Exchange Commission (the “SEC”), encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This annual report on Form 10-K contains or incorporates by reference such “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act"), as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. We claim the protection of the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this annual report on Form 10-K and they may also be incorporated by reference in this annual report on Form 10-K to other documents filed with the SEC, and include, without limitation, statements about future financial and operating results and performance, statements about our plans, objectives, expectations and intentions with respect to future operations, products and services, our Value Add Initiative and its impacts, our planned use of proceeds from our recent sales of common stock on a forward basis, our unsecured notes in a private placement and our sale of a property, our expectations with respect to the property which we are under contract to acquire and other statements that are not historical facts. These forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements. The risk factors discussed and identified in Item 1A of this annual report on Form 10-K and in other of our public filings with the SEC could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report on Form 10-K. All subsequent written and oral forward- looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events. Table of Contents 1

PART I ITEM 1. Business Our Company IRT, a Maryland corporation, is a self-administered and self-managed real estate investment trust (“REIT”) that acquires, owns, operates, improves and manages multifamily apartment communities across non-gateway U.S. markets. As of December 31, 2024, we owned and operated 113 multifamily apartment properties (including one owned through a consolidated joint venture) that contain an aggregate of 33,615 units in the following Southeastern and Midwestern states: Alabama, Colorado, Florida, Georgia, Indiana, Kentucky, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, and Texas. In addition, as of December 31, 2024, we owned one investment in real estate under development in Denver, Colorado that will, upon completion, contain 296 units. As of December 31, 2024, we also owned interests in four unconsolidated joint ventures, three of which own and operate multifamily apartment properties that contain an aggregate of 886 units and one that is developing a multifamily apartment property that will, upon completion, contain 378 units. We do not have any foreign operations and our business is not seasonal. Our principal executive offices are located at 1835 Market Street, Suite 2601, Philadelphia, PA 19103 and our telephone number is (267) 270-4800. Our Business Objective and Investment Strategies Our primary business objective is to provide attractive risk-adjusted returns to stockholders through diligent portfolio management, strong operational performance, and consistent returns on capital through distributions and capital appreciation. Our investment strategy is focused on the following: • gaining scale near major employment centers within key amenity-rich submarkets of non-gateway cities that offer good school districts, high-quality retail, and that are unlikely to experience substantial new apartment construction in the foreseeable future; • increasing cash flows at our existing apartment properties through prudent property management and strategic renovations (our "Value Add Initiative"); and • acquiring additional properties that have either stable occupancies that support rental rates increases or that have the potential to be repositioned through our Value Add Initiatives or tailored management strategies. We seek to achieve our objective by executing the following strategies: • Non-Gateway Markets - We focus on properties in markets that have strong apartment demand, reduced competition from national apartment buyers and no substantial new apartment construction. In evaluating potential acquisitions, we analyze apartment occupancy and trends in rental rates, employment and new construction, among many other factors, and seek to identify properties located primarily in non-gateway markets where there is strong demand for apartment units, less apartment development relative to demand, stable resident bases and occupancy rates, positive net migration trends and strong employment drivers. We generally seek to avoid markets where we believe potential yields have decreased as a result of the acquisition and development efforts of large institutional buyers. • Value Add Initiative - We selectively use our capital to improve apartment properties where we believe the return on our investment will be accretive to stockholders. We have significant experience allocating capital to value-added improvements of apartment properties to produce increased occupancy and rental rates. We intend to continue deploying capital into revenue-enhancing capital projects that we believe will improve the physical plant or market positioning of particular apartment properties, thereby generating increased cash flow over time. This Value Add Initiative is a core component of our growth strategy. • Acquisitions - We acquire properties that have operating upside through professional property management strategies. We have expertise in acquiring and managing properties to maximize the net operating income of such properties through effective marketing and leasing, disciplined management of rental rates and efficient expense management. We seek to acquire properties that we believe possess significant prospects for increased occupancy and rental revenue growth. Our target profile for acquisitions currently is midrise/garden-style apartments containing 150-500 units with high quality amenities that we can acquire at less than replacement cost in the $35 million to $125 million price range with a three to fifteen-year operating track record. We do not intend to limit ourselves to properties in this target profile, however, and we may make acquisitions outside of this profile or change our target profile whenever Table of Contents 2 market conditions warrant. We may also deploy capital through joint ventures with unaffiliated third parties to facilitate future acquisitions or development of multifamily communities. • Capital Recycling - Our capital recycling program consists of disposing of assets in markets where we lack scale and/or markets where management believes that growth is slowing and allocating the proceeds into investments with higher growth potential and/or towards debt reduction. Dispositions also allow us to realize a portion of the value created through our investments and provide additional liquidity. In identifying properties for disposition, we evaluate the opportunity to strategically exit markets where we lack scale and the potential benefits from using sales proceeds to fund acquisitions and renovations versus reducing our leverage in lieu of raising additional capital. 2024 Highlights Property Dispositions and Acquisitions Portfolio Optimization and Deleveraging Strategy On October 26, 2023, our Board of Directors approved a plan, which we refer to as our Portfolio Optimization and Deleveraging Strategy, which targeted the sale of 10 properties located in seven markets in order to exit or reduce our presence in these markets while also deleveraging our balance sheet. During 2024, we completed our Portfolio Optimization and Deleveraging Strategy with the sale of six properties, totaling 1,746 units, for an aggregate gross sale price of $324.6 million and recognized an aggregate gain on sale of $25.5 million. In total, our Portfolio Optimization and Deleveraging Strategy resulted in the sale of ten properties for an aggregate gross sales price of $525.3 million and proceeds from the sales were used to repay an aggregate of $517.1 million of our outstanding debt. Capital Recycling Our capital recycling program consists of disposing of assets in markets where we lack scale and/or markets where management believes that growth is slowing and allocating the proceeds into investments with higher growth potential and/or towards debt reduction. During 2024, in connection with our capital recycling program, we identified one 354-unit property in Birmingham, Alabama as held for sale and recognized a loss on impairment of $15.1 million. On July 17, 2024, we sold this multifamily apartment community for a gross sales price of $70.8 million. On August 13, 2024, we used the proceeds from this sale as part of a 1031 exchange to acquire a 288-unit property in Tampa-St. Petersburg, Florida for $82.0 million. The property was built in 2021 and had an average rent per unit of $2,228 at the time of our acquisition. Two Additional Acquisitions During 2024, we used the proceeds from equity offerings described further below to acquire two additional multifamily communities totaling 620 units, for an aggregate gross purchase price of $157.8 million. These acquisitions expand our presence in Charlotte, North Carolina and Orlando, Florida. The property we acquired in Charlotte was built in 2023 with an average rent per unit of $1,703 at the time of our acquisition on November 1, 2024. The property we acquired in Orlando was built in 2024 with an average rent per unit of $1,905 at the time of our acquisition on December 5, 2024. One Property Held for Sale As of December 31, 2024, we had one 720-unit property in Birmingham, Alabama classified as held for sale. We recognized an impairment loss of $20.9 million during the three months ended December 31, 2024. On February 14, 2025, we sold this property for a gross sales price of $111.0 million and expect to use the proceeds to fund future property acquisitions. Subsequent Acquisition We are currently under contract on the acquisition of a 280-unit multifamily apartment property in Indianapolis, Indiana, which will expand our footprint in the Indianapolis market while providing enhanced scale and synergies. The aggregate purchase price of this property is approximately $59.5 million. We expect to close on the acquisition of this property during the first quarter of 2025. While this property is under contract, there can be no assurance that this acquisition will be consummated at expected pricing levels, within expected time frames, or at all. Table of Contents 3

Value Add Initiative Our Value Add Initiative, comprised of renovations and upgrades at selected communities to drive increased rental rates, commenced in 2018 and currently has a pipeline of 17,380 units across 55 properties identified for renovation and upgrade. Through December 31, 2024, we renovated 9,442 of these units at an average cost per unit of $16,628 and achieved a return on our total renovation costs for these units of approximately 16.8% (and approximately 18.7% on the interior portion of such renovation costs). We compute return on cost by using the rent premium per unit per month, multiplied by 12, divided by the applicable renovation costs per unit and we compute the rent premium as the difference between the rental rate on the renovated unit (excluding the impact of concessions) and the market rent for a comparable unrenovated unit as of the date presented, as determined by management consistent with its customary rent-setting and evaluation procedures, including its views of third party rental rates. We expect to begin renovations at the remaining value add projects contemplated in connection with our Value Add Initiative at the selected communities throughout 2025. Investment in Unconsolidated Real Estate Entities To create another avenue for accretive capital allocation and to increase our options for capital investment, we have partnered with, and may in the future partner with, developers through preferred equity investments and joint venture relationships focused on new multifamily development. We did not make new investments in unconsolidated real estate entities during the year ended December 31, 2024. However, we continued to fund commitments to our existing investments in unconsolidated real estate entities. As of December 31, 2024 and December 31, 2023, we had investments in unconsolidated real estate of $92.0 million and $89.0 million, respectively. On July 16, 2024, we amended the related joint venture agreement governing the entity that owns the Crockett, which resulted in the return of our invested capital in the amount of $5.5 million and preferred return in the amount of $3.0 million thereon on October 17, 2024, while also providing us with a right of first refusal on any sale of the Crockett. The amendment of the joint venture agreement also converted the right of first offer on the Views of Music City II to a right of first refusal. Capital Markets Expanded Unsecured Revolver On January 8, 2025, IROP entered into the Fifth Amended and Restated Credit Agreement (the “Fifth Restated Credit Agreement”) by and among IROP, as borrower, IRT as parent guarantor, KeyBank National Association, as administrative agent, and the other agents and lender parties thereto, which amended and restated in its entirety the Fourth Amended and Restated Credit Agreement dated as of July 25, 2022 (the “Fourth Restated Credit Agreement”). The Fourth Restated Credit Agreement provided for a $500.0 million unsecured revolving credit facility (the “Unsecured Revolver”) with a January 31, 2026 scheduled maturity date and two unsecured term loans, specifically: (i) a $200.0 million term loan with a May 18, 2026 maturity date (the “2026 Term Loan”) and (ii) a $400.0 million term loan with a January 28, 2028 maturity date (the “2028 Term Loan”). The Fifth Restated Credit Agreement increases the maximum principal amount of the Unsecured Revolver to $750.0 million, which represents an increase of $250.0 million over the Fourth Restated Credit Agreement, and extends its maturity date until January 8, 2029. The Fifth Restated Credit Agreement also releases the Subsidiary Guarantors which were parties to the Fourth Restated Credit Agreement. The Fifth Restated Credit Agreement increases the aggregate amount of borrowings under the credit agreement to $1.35 billion and permits IROP to request an increase in such aggregate amount to up to $2.0 billion subject to certain terms and conditions, including receipt of commitments from one or more lenders, whether or not currently parties to the Fifth Restated Credit Agreement, to provide such increased amounts, which increase may be allocated, at IROP’s option, to the Unsecured Revolver and/or to one or more of the Term Loans, in accordance with the Restated Credit Agreement. Borrowings under the 2026 Term Loan bear interest at a rate equal to either (i) the SOFR rate plus a margin of 80 to 160 basis points, or (ii) a base rate plus a margin of 0 to 60 basis points. These margins represent a 5-basis point decrease from those applicable to the 2026 Term Loan. The margin for borrowings under the Unsecured Revolver and the 2028 Term Loan remain unchanged, with (1) Unsecured Revolver borrowings bearing interest at a rate equal to either (i) the SOFR rate plus a margin of 72.5 to 140 basis points, or (ii) a base rate plus a margin of 0 to 40 basis points; and (2) 2028 Term Loan borrowings bearing interest at a rate equal to either (i) the SOFR rate plus a margin of 80 to 160 basis Table of Contents 4 points, or (ii) a base rate plus a margin of 0 to 60 basis points. The applicable margin will be determined based upon IRT’s credit rating. At the time of closing, based on IRT’s credit rating along with IROP’s consolidated leverage ratio, the applicable SOFR margin was 77.5 basis points for the Unsecured Revolver and 85 basis points for both the 2026 Term Loan and 2028 Term Loan. Overall, this reflects a weighted average reduction in margin of approximately 34 basis points compared to the interest rate margins in place prior to IRT’s receipt of investment grade credit ratings. The Fifth Restated Credit Agreement contains customary covenants for credit facilities of this type, including restrictions on our ability to take the following actions: (i) make distributions after an event of default; (ii) incur debt; (iii) make investments; (iv) grant or suffer liens; (v) undertake mergers, consolidations, asset sales and other fundamental entity changes; (vi) make material changes to contracts and organizational documents; and (vii) enter into transactions with affiliates. The Fifth Restated Credit Agreement also contains financial covenants applicable to us involving (i) maximum consolidated total debt to total asset value, (ii) maximum distributions, (iii) maximum secured debt to total asset value, (iv) maximum unsecured debt to eligible unencumbered properties, and (v) minimum consolidated fixed charge coverage. The Restated Credit Agreement provides for certain customary events of default, including among others, non-payment of principal, interest or other amounts when due, inaccuracy of representations and warranties, violation of covenants, cross defaults with certain other indebtedness, insolvency or inability to pay debts, bankruptcy, or a change of control. Completed Public Offering of 11.5 Million Shares of Common Stock On September 3, 2024, we entered into an underwriting agreement with Citigroup Global Markets Inc., KeyBanc Capital Markets Inc. and RBC Capital Markets LLC as representatives of the several underwriters named therein, (collectively, the “Underwriters”), and Citigroup Global Markets Inc. in its capacity as agent (in such capacity, the “Forward Seller”) for Citibank, N.A., as forward counterparty (the “Forward Counterparty”) and the Forward Counterparty related to the offering of an aggregate of 11.5 million shares of our common stock, at a price of $18.96 per share consisting of 11.5 million shares of our common stock offered by the Forward Seller in connection with the forward sale agreements described below (including 1.5 million shares offered pursuant to the Underwriter’s option to purchase additional shares, which was exercised in full). We did not initially receive any proceeds from the sale of our common stock by the Forward Seller. We completed the offering on September 5, 2024. In connection with the offering, we also entered into two forward sale agreements. The first forward sale agreement (the “Initial Forward Sale Agreement”), dated September 3, 2024, with the Forward Seller and Forward Counterparty, and the second forward sale agreement (the “Additional Forward Sale Agreement”, together with the Initial Forward Sale Agreement, the “Forward Sale Agreements”), dated September 4, 2024, with the Forward Seller and the Forward Counterparty. In connection with the Forward Sale Agreements, the Forward Seller (or its affiliate) borrowed from third parties and sold to the Underwriters an aggregate of 11.5 million shares of our common stock that was sold in the offering. On December 30, 2024, we physically settled 3.25 million shares at a weighted average price of $19.04 per share, and we received proceeds of $61.9 million. All of the net proceeds will be used to fund new acquisitions. As of December 31, 2024, 8.25 million shares of our common stock remain to be settled under the Forward Sale Agreements, which if physically settled would provide additional proceeds to us of $155.8 million based on the forward price as of December 31, 2024. We expect to physically settle the remaining Forward Sale Agreements and receive proceeds, subject to certain adjustments, from the sale of those shares upon one or more such physical settlements within approximately twelve months from the date of the prospectus supplement, no later than September 5, 2025, the scheduled maturity date of the Forward Sale Agreements. Although we expect to settle the remaining Forward Sale Agreements entirely by the physical delivery of shares of our common stock for cash proceeds, we may also elect to cash or net share settle all or a portion of our obligations under the Forward Sale Agreements, in which case, we may receive or owe cash or shares of our common stock from or to the Forward Seller. The Forward Sale Agreements provided for an initial forward sale price of $18.96 per share, subject to certain adjustments pursuant to the terms of each of the Forward Sale Agreements. The Forward Sale Agreements are subject to early termination or settlement under certain circumstances. Private Placement of $150 Million of Unsecured Notes On August 19, 2024, we entered into a Note and Guaranty Agreement granting us the right to sell up to $150 million of unsecured notes (the “Private Placement”), consisting of $75 million aggregate principal amount of unsecured notes due October 1, 2031 and $75 million aggregate principal amount of unsecured notes due October 1, 2034, to an Table of Contents 5 institutional investor in the Private Placement at fixed annual interest rates of 5.32% and 5.53%, respectively. On October 1, 2024, we received the proceeds from the Private Placement. As of January 6, 2025, we had used a portion of the proceeds to repay $114.0 million of property mortgages maturing in late 2024 and early 2025. The remaining proceeds were used to reduce the borrowings under the unsecured revolver and will be used to repay one property mortgage maturing in May 2025. Shelf Registration Statement and ATM Program On June 14, 2023, we replaced our previous shelf registration statement with our new shelf registration statement. On July 28, 2023, we entered into an equity distribution agreement pursuant to which we may from time to time offer and sell shares of our common stock under our shelf registration statement having an aggregate offering price of up to $450.0 million (the “2023 ATM Program”) in negotiated transactions or transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act. Under the 2023 ATM Program, we may also enter into one or more forward sale transactions for the sale of shares of our common stock on a forward basis. During the three months ended September 30, 2024, and December 31, 2024, we entered into forward sale transactions under the 2023 ATM Program for the forward sale of an aggregate 2,498,300 shares of our common stock with a maturity date of September 5, 2025 or November 13, 2025, respectively, as set forth in the forward sale transactions placement notice. On December 30, 2024, we physically settled all of these 2,498,300 shares of our common stock at a weighted average price of $20.06 per share and we received proceeds of $50.1 million. As of December 31, 2024, approximately $399.4 million remained available for issuance under the 2023 ATM Program. Investment Grade Ratings On March 4, 2024, we received an investment grade rating from Fitch Ratings (“Fitch”). Fitch has assigned a Long-Term Issuer Default Rating of ‘BBB’ to IRT with a stable outlook. In addition, Fitch has assigned a rating of ‘BBB’ to our operating partnership, IROP and our senior unsecured debt, which includes credit facilities and unsecured term loans. On October 30, 2024, we received a ‘BBB’ issuer credit rating and stable outlook from S&P Global Ratings for IRT and our operating partnership, IROP. Financing Strategy We use a combination of debt and equity sources to fund our business objectives. We seek to maintain a capital structure that provides us with the flexibility to manage our business and pursue our growth strategies, while allowing us to service our debt requirements and generate appropriate risk-adjusted returns for our stockholders. We believe these objectives are best achieved by a capital structure that consists of common equity and prudent amounts of debt financing. However, we may raise capital in any form and under terms that we deem acceptable and in our best interests. Our longer- term goal is to reduce our leverage ratio by growing the net operating income at our communities through rental increases, including those driven by value add initiatives, and prudent expense management. If our Board of Directors changes our policies regarding our use of leverage, we expect that it will consider many factors, including, our long-term strategic plan, the leverage ratios of publicly traded REITs with similar investment strategies, the cost of leverage as compared to expected net operating income and general market conditions. For further description of our indebtedness at December 31, 2024, see “Part II-Item 8 Financial Statements and Supplementary Data-Note 5: Indebtedness” below. See also “Part I-Item 1A. Risk Factors – Risks Associated with Debt Financing” below for more information about risks associated with indebtedness and operating on a leveraged basis. Development and Structure of Our Company; Segment IRT was formed as a Maryland corporation on March 26, 2009 and conducts its business through a traditional umbrella partnership REIT (“UPREIT”) structure in which all of its assets are held by, and substantially all of its operations are conducted through, IRT’s operating partnership, IROP and subsidiaries of IROP. IROP was formed as a Delaware limited partnership on March 27, 2009. IRT is the sole general partner of IROP and manages and controls its business. As of December 31, 2024, IRT owned a 97.5% interest in IROP. The remaining 2.5% consists of IROP units issued to third parties in exchange for direct or indirect contributions of interests in properties to IROP. As limited partners in IROP, holders of IROP units have limited approval rights. Holders of IROP units have the right to tender their IROP units to us from time to time for cash in an amount equal to the market price (based on a trailing average computation) of an Table of Contents 6 equivalent number of shares of IRT common stock at the time we receive notice of the exchange. We have the option, in lieu of paying cash, to settle the exchange for a number of shares of IRT common stock equal to the number of IROP units tendered for exchange. Our wholly owned subsidiary, IRT Management, LLC (“IRT Management”), which was formed on October 26, 2016, is a full-service apartment property management company that, as of December 31, 2024 managed 33,615 apartment units, all of which are owned by us. IRT Management provides services to us in connection with the rental, leasing, operation and management of our properties. Substantially all of our assets are comprised of multifamily real estate assets generally leased to residents for a term of one-year or less. Therefore, we aggregate our real estate assets for reporting purposes and operate in one reportable segment, see “Part II-Item 8, Financial Statements and Supplementary Data-Note 11: Segment Reporting” below. Competition In attracting and retaining residents to occupy our properties, we compete with numerous other housing alternatives. Our properties compete directly with other rental apartments as well as condominiums and single-family homes that are available for rent or purchase in the sub-markets in which our properties are located. Principal factors of competition include rent or price charged, attractiveness of the location and property, and quality and breadth of services and amenities. If our competitors offer leases at rental rates below current market rates, or below the rental rates we currently charge our residents, we may lose potential residents. The number of competitive properties relative to demand in a particular area has a material effect on our ability to lease apartment units at our properties and on the rents we charge. In certain sub-markets there exists an oversupply of single family homes and condominiums and a reduction of households, both of which affect the pricing and occupancy of our rental apartments. Additionally, we compete with other real estate investors, including other apartment REITs, pension and investment funds, partnerships and investment companies in acquiring, redeveloping and managing apartment properties. This competition affects our ability to acquire properties and the price that we pay for such acquisitions. Human Capital Our Purpose is to provide exceptional living experiences. We believe our employees drive our success and fostering a workplace built on our core values of excellence, opportunity, integrity, and service is vital to our long-term success. Our People. As of December 31, 2024, we had 917 employees, all of whom were employed in the United States, and none of whom are covered by collective bargaining agreements. We have experienced no material interruptions of our operations due to disputes with our employees. Training and Development and Program. We are committed to providing the resources to engage our employees and enhance their educational and professional growth. We provide technical and leadership training to employees through more than 300 on-demand e-learning courses. Many of our employees completed leadership training courses and our Service teams receive training through a combination of online courses, simulation training, and on-site, hands-on training. In addition to company-specific training, we have established professional education benefits and guidelines under which our team members may receive financial assistance for professional certifications and continued education. Compensation, Benefits, Safety and Wellness. In addition to offering competitive salaries and wages, we offer our employees incentive compensation linked to the achievement of individual and corporate goals, and all of our employees receive stock-based compensation that vests over a number of years. We believe that tying compensation to specific goals and providing our employees an ownership interest in the company through stock awards aligns their interests more closely with those of our shareholders. We also offer comprehensive health and retirement benefits to eligible employees. Our current employee benefits include, but are not limited to, Medical, Prescription Drug, Dental and Vision Plans, Health Savings Accounts (HSA), Short-Term and Long-Term Disability Income, Life and Accidental Death and Dismemberment Insurance, Paid Time Off, Adoption Benefits, telemed services and a company-matched 401(K) Retirement Savings Plan. Our core health and welfare benefits are supplemented with a variety of specific programs designed to promote our employees’ well-being. These benefits help further stimulate an environment where we support and reward the efforts of our employees and their families to maintain and improve their overall well-being, their future plans, and their performance excellence. Table of Contents 7

Regulation Governmental Regulations Our properties are subject to various federal, state and local regulatory laws and requirements, including, but not limited to, the Americans with Disabilities Act of 1990, the Fair Housing Amendments Act of 1988, rent control, rent stabilization and other landlord/tenant laws, environmental regulations, zoning regulations, building codes and land use laws, and building, operation, occupancy and other permit and licensure requirements. Noncompliance with these or other laws could result in the imposition of governmental fines or the award of damages to private litigants. While we believe that we are currently in material compliance with these laws and regulatory requirements, the requirements may change or new requirements may be imposed that could require significant unanticipated expenditures by us. Additionally, local zoning and land use laws, environmental statutes and other governmental requirements may restrict, or negatively impact, our property operations, or renovation and reconstruction activities and such regulations may prevent us from taking advantage of economic opportunities. Future changes in federal, state or local tax regulations applicable to REITs, real property or income derived from our real estate could impact the financial performance, operations, and value of our properties and the Company. Environmental Matters Under various federal, state and local environmental laws, statutes, ordinances, rules and regulations, an owner, lessee or operator of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, in or under such property as well as certain other potential costs relating to hazardous or toxic substances. These liabilities may include government fines and penalties and damages for injuries to persons and adjacent property. Such laws often impose liability without regard to whether the owner, lessee or operator knew of, or was responsible for, the presence or disposal of such substances. As a part of our standard due diligence process for acquisitions, we generally obtain environmental studies of the sites from outside environmental engineering firms. The purpose of these studies is to identify potential sources of contamination at the site and to assess the status of environmental regulatory compliance. These studies generally include historical reviews of the site, reviews of certain public records, preliminary investigations of the site and surrounding properties, inspection for the presence of asbestos, poly-chlorinated biphenyls (“PCBs”), and underground storage tanks and the preparation and issuance of written reports. Depending on the results of these studies, more invasive procedures, such as soil sampling or ground water analysis, may be performed to investigate potential sources of contamination. The environmental studies we received on properties that we have acquired have not revealed any material environmental liabilities. Should any potential environmental risks or conditions be discovered during our due diligence process, the potential costs of remediation will be assessed carefully and factored into the cost of acquisition, assuming the identified risks and factors are deemed to be manageable and within reason. We are not aware of any existing conditions that we believe would be considered a material environmental liability. Nevertheless, it is possible that the studies do not reveal all environmental risks or that there are material environmental liabilities of which we are not aware. Moreover, no assurance can be given concerning future laws, ordinances or regulations, or the potential introduction of hazardous or toxic substances by neighboring properties or residents. Qualification as a Real Estate Investment Trust We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, (the “Code”), commencing with our taxable year ended December 31, 2011. We recorded no income tax expense for the years ended December 31, 2024, 2023, and 2022. To continue to qualify as a REIT, we must continue to meet certain tests which, among other things, generally require that our assets consist primarily of real estate assets, our income be derived primarily from real estate assets, and that we distribute at least 90% of our REIT taxable income (other than our net capital gains) to our stockholders annually. If we maintain our qualification as a REIT, we generally will not be subject to U.S. federal corporate income taxes on our net income to the extent we distribute such net income to our stockholders annually. Even if we continue to qualify as a REIT, we will continue to be subject to certain federal, state and local taxes on our income and our property. We believe that we are organized and operate in such a manner as to continue to qualify and maintain treatment as a REIT and we intend to operate in such a manner so that we will remain qualified as a REIT for federal income tax purposes. For a discussion of the tax implications of our REIT status to us and our stockholders, see “Material U.S. Federal Income Tax Considerations” contained in Exhibit 99.1 to this Annual Report on Form 10-K. Table of Contents 8

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The table below reconciles the differences between reported net income, total taxable income and estimated REIT taxable income for the three years ended December 31, 2024 (dollars in thousands):

	For the Years Ended December 31,		
	2024	2023	2022
Net income (loss)	$ 40,033	$ (17,807)	$ 120,659
Add (deduct):			
Depreciation and amortization differences	57,866	48,013	76,021
Gain/loss differences	148,964	173,337	10,457
Other book to tax differences:			
Share-based compensation expense	60	(5,744)	(8,099)
Non Deductible Merger and integration costs	—	—	—
Other	4,382	8,036	414
Total taxable income	$ 251,305	$ 205,835	$ 199,452
Deductible capital gain distribution	(136,161)	(102,877)	(119,120)
Taxable income allocable to noncontrolling interest	(6,122)	(4,854)	(5,078)
Estimated REIT taxable income before dividends paid deduction	$ 109,022	$ 98,104	$ 75,254

For the year ended December 31, 2024, the tax classification of our dividends on common shares was as follows:

Record Date	Payment Date	Dividend Paid	Ordinary Income	Total Capital Gain Distribution	Unrecaptured Section 1250 Gain	Return of Capital	Section 199A
3/29/2024	4/19/2024	$ 0.1600	$ 0.0195	$ 0.1405	$ 0.0720	$ —	$ 0.0195
6/28/2024	7/19/2024	0.1600	0.0195	0.1405	0.0720	—	0.0195
9/30/2024	10/18/2024	0.1600	0.0195	0.1405	0.0720	—	0.0195
12/27/2024	1/17/2025	0.1600	0.0195	0.1405	0.0720	—	0.0195
		$ 0.6400	$ 0.0780	$ 0.5620	$ 0.2880	$ —	$ 0.0780

For the year ended December 31, 2023, the tax classification of our dividends on common shares was as follows:

Record Date	Payment Date	Dividend Paid	Ordinary Income	Total Capital Gain Distribution	Unrecaptured Section 1250 Gain	Return of Capital	Section 199A
3/31/2023	4/21/2023	$ 0.1400	$ 0.0364	$ 0.1036	$ 0.0560	$ —	$ 0.0364
6/30/2023	7/21/2023	0.1600	0.0417	0.1183	0.0640	—	0.0417
9/29/2023	10/20/2023	0.1600	0.0417	0.1183	0.0640	—	0.0417
12/29/2023	1/19/2024	0.1600	0.0417	0.1183	0.0640	—	0.0417
		$ 0.6200	$ 0.1615	$ 0.4585	$ 0.2480	$ —	$ 0.1615

Insurance

Our multifamily properties are covered by all risk property insurance covering the replacement cost for each building and business interruption and rental loss insurance. On a case-by-case basis, based on an assessment of the likelihood of the risk, availability and cost of insurance, and in accordance with standard market practice, we obtain property and casualty insurance. We carry comprehensive liability insurance and umbrella policies for each of our properties at levels which we believe are prudent in light of our business activities and are in accordance with standard market practice. We seek certain extensions of coverage, valuation clauses, and deductibles in accordance with standard market practice and availability. Although we may carry insurance for potential losses associated with our multifamily properties, we may still incur losses due to uninsured risks, deductibles, co-payments or losses in excess of applicable insurance coverage and those losses may be material. In addition, we generally obtain title insurance policies when we

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acquire a property, with each policy covering an amount equal to the initial purchase price of each property. Accordingly, any of our title insurance policies may be in an amount less than the current value of the related property. Clawback Policy On October 18, 2023, we adopted our current Clawback Policy to provide for the recoupment of certain incentive compensation pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, in the manner required by Section 10D of the Exchange Act, Rule 10D-1 promulgated thereunder, and NYSE listing standards. Our Clawback Policy is filed with this Annual Report as Exhibit 97. In addition, our Clawback Policy is available on our website, www.irtliving.com, and copies of our Clawback Policy can be obtained, free of charge, upon written request to Investor Relations, 1835 Market Street, Philadelphia, PA 19103. Insider Trading Policy We have adopted an Insider Trader Policy governing the purchase, sale and/or other dispositions of our securities by directors, officers and employees, and by us, that is reasonably designed to promote compliance with insider trading laws, rules and regulations and NYSE listing standards. A copy of our Insider Trading Policy is filed as an exhibit to this Annual Report on Form 10-K and is available on our website, www.irtliving.com. In addition to being accessible through this Annual Report on Form 10-K and our website, copies of our Insider Trading Policy can be obtained, free of charge, upon written request to Investor Relations, 1835 Market Street, Philadelphia, PA 19103. Available Information We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The internet address of the SEC site is http://www.sec.gov. Our internet address is http://www.irtliving.com. We make our SEC filings available free of charge on or through our internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. In addition, the charters of our Board’s Compensation Committee, Audit Committee, and Nominating and Governance Committee, as well as, our Corporate Governance Guidelines, Insider Trading Policy, Whistle Blower Policy, Code of Ethics, Stock Ownership Guidelines, Clawback Policy, and Section 16 Reporting Compliance Procedures are available on our website free of charge. We are not incorporating by reference into this report any material from our website. The reference to our website is an inactive textual reference to the uniform resource locator (“URL”) and is for your reference only.“ Code of Ethics We maintain a Code of Ethics applicable to our Board of Directors and all of our officers and employees, including our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. A copy of our Code of Ethics is available on our website, www.irtliving.com. In addition to being accessible through our website, copies of our Code of Ethics can be obtained, free of charge, upon written request to Investor Relations, 1835 Market Street, Philadelphia, PA 19103. Any amendments to or waivers of our Code of Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions and that relate to any matter enumerated in Item 406(b) of Regulation S-K promulgated by the SEC will be disclosed on our website. Table of Contents 10

ITEM 1A. Risk Factors You should carefully consider these risk factors, together with all of the other information included in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes thereto, before you decide whether to make an investment in our securities. The Risk Factor Summary that follows should be read in conjunction with the detailed description of risk factors below. The risks set forth below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, prospects, financial condition, cash flows, liquidity, funds from operations, results of operations, stock price, ability to service our indebtedness, and/or ability to make cash distributions to our security holders (including those necessary to maintain our REIT qualification). In such case, the value of our common stock and the trading price of our securities could decline, and you may lose all or a significant part of your investment. Some statements in the following risk factors constitute forward-looking statements. Please refer to the explanation of the qualifications and limitations on forward-looking statements under “Forward-Looking Statements” of this Form 10-K. RISK FACTOR SUMMARY Risks Related to Our Business and Operations • We depend on residents for revenue and if residents fail to pay rent it may cause a material decline in our operating results. • Future unfavorable changes in economic conditions could adversely impact us. • Our concentration of investments in a single asset class makes our results of operations more vulnerable to a downturn in the multifamily sector. • Competition could limit our ability to lease apartments or increase or maintain rental income, and short-term leases make us more susceptible to these risks. • Redevelopment risks may cause our revenues and expenses to fluctuate significantly from one period to another which may result in losses. • Substantial inflationary pressures could adversely affect our financial condition or results of operations. • The loss of services of any of our senior officers or key employees and increased competition for personnel could adversely affect us and/or increase our labor costs. • We may fail to grow our portfolio through acquisitions or such acquisitions may not yield the cash flows expected. • A cybersecurity incident and other technology disruptions could negatively impact our business. • Damage from catastrophic weather and other natural events could result in losses. • We may fail to produce accurate and timely financial statements. • We may acquire or develop properties through joint ventures, which may be riskier than our typical acquisitions. • New infectious diseases could adversely affect our business operations. Risks Associated with Debt Financing • We have, and may continue to, incur mortgage indebtedness and other borrowings and are not limited in the amount or percentage of indebtedness that we may incur, which may increase our business risk. • Debt financing and other required capital may not be available to us or may only be available on unfavorable terms. • Rising interest rates could both increase our borrowing costs, thereby adversely affecting our cash flows and the amounts available for distribution to our stockholders, and decrease our share price, if investors seek higher yields through other investments. • Failure to hedge effectively against interest rates may adversely affect our results of operations. • Lender-imposed restrictions may affect our ability to make distributions to our stockholders and otherwise affect our operating policies. • We may guaranty certain debt made to the entities that own our properties. In certain circumstances, we may be responsible for the satisfaction of the debt which could negatively impact our business. • We may be adversely affected by our use of SOFR as the base rate for our unsecured debt due to SOFR's limited history and its potential to be volatile. Risks Related to Regulation and Compliance with Laws • We are subject to significant regulations, which could adversely affect our results of operations. Table of Contents 11

• The costs of compliance with laws and regulations may adversely affect our net income and the cash available for any distributions. • A change in the United States government policy with regard to Fannie Mae and Freddie Mac could impact our financial condition. United States Federal Income Tax Risks • Legislative or regulatory action could adversely affect the returns to our investors. • Dividends paid by REITs generally do not qualify for the reduced tax rates applicable to qualified dividend income provided under current law. • Failure to qualify as a REIT could have adverse consequences. • We may take action to maintain our REIT status which could adversely affect our overall financial performance. • Certain of our business activities are potentially subject to the prohibited transaction tax, which could reduce the return on any investment in our securities. • If our operating partnership, IROP, is not treated as a partnership or disregarded entity for U.S. federal income tax purposes, its income may be subject to taxation. • Distributions to tax-exempt investors may be classified as unrelated business taxable income, or UBTI, and tax-exempt investors would be required to pay tax on such income and to file income tax returns. • Distributions to foreign investors may be treated as an ordinary income distribution to the extent that it is made out of current or accumulated earnings and profits. • We may make distributions consisting of both stock and cash, in which case stockholders may be required to pay income taxes in excess of the cash distributions they receive. Risks Related to Our Organization and Structure • Our structure as a Maryland real estate investment trust may make it more difficult for us to be acquired. • Stockholders have limited control over changes in our policies and operations. DETAILED DISCUSSION OF RISK FACTORS Risks Related to Our Business and Operations We are dependent on a concentration of our investments in a single asset class, making our results of operations more vulnerable to a downturn in the sector. As of December 31, 2024, substantially all of our investments are concentrated in the multifamily apartment sector. As a result, we are subject to risks inherent in investments in a single type of property. A downturn or slowdown in the demand for multifamily housing may have more pronounced effects on our results of operations or on the value of our assets than if we had diversified our investments into more than one asset class. Our operations are concentrated in the Southeast region of the United States; we are subject to general economic conditions in the regions in which we operate. Our portfolio of properties consists primarily of multifamily communities geographically concentrated in the Southeastern United States, including Atlanta, GA, Dallas, TX, Denver, CO, Columbus, OH, Indianapolis, IN, Raleigh- Durham, NC, Oklahoma City, OK, Nashville, TN, Houston, TX, and Tampa, FL. Our performance could be adversely affected by economic conditions in, and other factors relating to, these geographic areas, including supply and demand for multifamily communities in these areas, zoning and other regulatory conditions and competition from other communities and alternative forms of housing. In particular our performance is disproportionately influenced by job growth and unemployment. To the extent the economic conditions, job growth and unemployment in any of these markets deteriorate or any of these areas experiences natural disasters, the value of our portfolio, our results of operations and our ability to make payments on our debt and to make distributions could be adversely affected. Table of Contents 12

Adverse economic conditions may reduce or eliminate our returns and profitability and, as a result, our ability to make distributions to our stockholders. Our operating results may be materially and adversely affected by market and economic challenges, which may reduce or eliminate our returns and profitability and, as a result, our ability to make distributions to our stockholders. These market and economic challenges include, principally, the following: • adverse conditions in the real estate industry could harm our business and financial condition by reducing the value of our existing assets, limiting our access to debt and equity capital and otherwise negatively impacting our operations; • any future downturn in the U.S. economy and the related reduction in spending, reduced home prices and high unemployment may result in resident defaults under leases, vacancies at our multifamily communities and concessions or reduced rental rates under new leases due to reduced demand; • the rate of household formation or population growth in our markets or a continued or exacerbated economic slow-down experienced by the local economies where our properties are located or by the real estate industry generally may result in changes in supply of, or demand for, multifamily units in our markets; • the failure of the real estate market to attract the same level of capital investment in the future that it attracts at the time of our purchases, or a reduction in the number of companies seeking to acquire properties, may result in the value of our investments not appreciating or decreasing significantly below the amount we pay for these investments; and • international military conflicts could affect oil and gas prices, cause supply chain disruptions and increase cybersecurity risks. In addition, local real estate conditions such as an oversupply of properties or a reduction in demand for properties, availability of “for sale” properties and competition from other similar properties, our ability to provide adequate maintenance, insurance and management services, increased operating costs (including real estate taxes), the attractiveness and location of the property and changes in market rental rates, may adversely affect a property’s income and value. A rise in energy costs could result in higher operating costs, which may affect our results from operations. In addition, local conditions in the markets in which we own or intend to own properties may significantly affect occupancy or rental rates at such properties. Layoffs, plant closings, relocations of significant local employers and other events reducing local employment rates and the local economy; an oversupply of, or a lack of demand for, apartments; a decline in household formation; the inability or unwillingness of residents to pay rent increases; and rent control, rent stabilization and other housing laws, all could prevent us from raising or maintaining rents, and could cause us to reduce rents. The length and severity of any economic slow-down or downturn cannot be predicted. Our results of operations, financial condition and ability to make distributions to our stockholders could be negatively affected to the extent that an economic slow-down or downturn is prolonged or severe. We depend on residents for revenue, and vacancies, resident defaults or lease terminations may cause a material decline in our operating results. The success of our investments depends upon the occupancy levels, rental revenue and operating expenses of our multifamily communities. Our revenues may be adversely affected by the general or local economic climate, local real estate considerations (such as oversupply of or reduced demand for multifamily units), the perception by prospective residents of the safety, convenience and attractiveness of the areas in which our multifamily communities are located (including the quality of local schools and other amenities) and increased operating costs (including real estate taxes and utilities). Occupancy rates and rents at a community, including multifamily communities that are newly constructed or renovated and in the lease-up phase, may fail to meet our original expectations for a number of reasons, including changes in market and economic conditions beyond our control and the development by competitors of competing communities, and we may be unable to complete lease-up of a community on schedule, resulting in increased construction and financing costs and a decrease or delay in expected rental revenues. Vacancy rates may increase in the future and we may be unable to lease vacant units or renew expiring leases on attractive terms, or at all, and we may be required to offer reduced rental rates or other concessions to residents. Our revenues may be lower as a result of lower occupancy rates, increased turnover, reduced rental rates, increased economic concessions and potential increases in uncollectible rent. In addition, we will continue to incur expenses, including Table of Contents 13 maintenance costs, insurance costs and property taxes, even though a property maintains a high vacancy rate, and our financial performance will suffer if our revenues decrease or our costs increase. The underlying value of our properties and our ability to make distributions to our stockholders will depend upon our ability to lease our available multifamily units and the ability of our residents to generate enough income to pay their rents in a timely manner. Our residents’ inability to pay rents may be impacted by employment and other constraints on their personal finances, including debts, purchases and other factors. Upon a resident default, we will attempt to remove the resident from the premises and re-lease the unit as promptly as possible. Our ability and the time required to evict a resident, however, will depend on applicable law. Substantially all of the leases for our properties are short-term leases (generally, one year or less in duration). As a result, our rental income and our cash flow are impacted by declines in market conditions more quickly than if our leases were for longer terms. We recently experienced impairment charges and may in the future experience a decline in the fair value of our assets and be forced to recognize additional impairment charges, which could materially and adversely impact our financial condition, liquidity and results of operations and the market price of our common stock. During the year ended December 31, 2024, we recognized an aggregate of $36.1 million in impairment charges. A further decline in the fair value of our assets may require us to recognize an impairment against such assets under generally accepted accounting principles as in effect in the United States (“GAAP”), if we were to determine that, with respect to any assets in unrealized loss positions, we do not have the ability and intent to hold such assets to maturity or for a period of time sufficient to allow for recovery to the amortized cost of such assets. If such a determination were to be made, we would recognize unrealized losses through earnings and write down the amortized cost of such assets to a new cost basis, based on the fair value of such assets on the date they are considered to be impaired. Such impairment charges reflect non- cash losses at the time of recognition; and subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sale price received and adjusted amortized cost of such assets at the time of sale. If we are required to recognize asset impairment charges in the future, these charges could materially and adversely affect our financial condition, liquidity, results of operations and the per share trading price of our common stock. Short-term resident leases expose us to the effects of declining market rent, which could adversely impact our ability to make cash distributions to our stockholders. We expect that most of our resident leases will be for a term of approximately one year or less. Because these leases generally permit the residents to leave at the end of the lease term without any penalty, our rental revenues may be impacted by declines in market rents more quickly than if our leases were for longer terms. Substantial inflationary pressures could have a negative effect on our rental rates and have had and could continue to have a negative effect on our property operating expenses. The general risk of inflation is that interest on our debt, general and administrative expenses and other expenses, including our costs of personnel, capital improvements and expenditures, increase at a rate faster than increases in our residential rental rates, which would adversely affect our financial condition or results of operations. Monetary policy actions by the U.S. Federal Reserve could adversely impact our financial condition and our ability to make distributions to our stockholders. During 2024, the U.S. Federal Reserve decreased the target range for the federal funds rate by a total of 100 basis points in response to easing inflation with the goal of encouraging individuals and businesses to invest and spend. As of December 31, 2024, the federal funds rate was set at a range from 4.25% to 4.50% and this range was subsequently maintained at the U.S. Federal Reserve’s January 2025 meeting. In considering any adjustments to the target range for the federal funds rate, the U.S. Federal Reserve has indicated that it will carefully assess incoming economic data, the evolving outlook for inflation, and the balance of risks. Should the U.S. Federal Reserve raise the federal funds rate in the future, it will likely result in an increase in market interest rates, which will increase our interest expense under our variable-rate borrowings and the costs of refinancing existing indebtedness or obtaining new debt. In addition, increases in market interest rates may result in a decrease in the value of our real estate and a decrease in the market price of our common stock. Increases in market interest rates may also adversely affect the securities markets generally, which could reduce the market price of our common stock without regard to our operating performance. Any such unfavorable changes to our borrowing costs and stock price could significantly impact our ability to raise new debt and equity capital going forward. Table of Contents 14

We face competition from third parties, including other multifamily properties, which may limit our profitability and the return on any investment in our securities. The multifamily industry is highly competitive. This competition may limit our ability to increase revenue and could reduce occupancy levels and revenues at our multifamily properties. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, real estate limited partnerships, and other entities engaged in real estate investment activities. Many of these entities have significant financial and other resources, including operating experience, allowing them to compete effectively with us. Competitors with substantially greater financial resources than us may be able to accept more risk than we can effectively manage. In addition, those competitors that are not REITs may be at an advantage to the extent they can use working capital to finance projects, while we (and our competitors that are REITs) will be required by the annual distribution provisions under the Code to distribute significant amounts of cash from operations to our stockholders. Competition may also result in overbuilding of multifamily properties, causing an increase in the number of multifamily units available which could potentially decrease our occupancy and multifamily rental rates. We may also be required to expend substantial sums to attract new residents. The resale value of the property could be diminished because the market value of a particular property will depend principally upon the net revenues generated by the property. In addition, increases in operating costs due to inflation may not be offset by increased multifamily rental rates. Further, costs associated with real estate investment, such as real estate taxes and maintenance costs, generally are not reduced when circumstances cause a reduction in income from the investment. These events would cause a significant decrease in revenues and the trading price of our common stock, and could cause us to reduce the amount of distributions to our stockholders. Our investment strategy may limit an increase in the diversification of our investments. Our ability to diversify our portfolio may be limited both as to the number of investments owned and the geographic regions in which our investments are located. While we will seek to diversify our portfolio by geographic location, we expect to continue to focus on markets with high potential for attractive returns located in the United States and, accordingly, our actual investments may continue to result in concentrations in a limited number of geographic regions. As a result, there is an increased likelihood that the performance of any single property, or the economic performance of a particular region in which our properties are located, could materially affect our operating results. We may fail to consummate one or more property acquisitions or dispositions that we anticipate, whether as part of our capital recycling strategy or otherwise, and this failure could have a material adverse impact on our financial results. We may disclose anticipated property acquisitions or dispositions, including prior to our entry into a letter of intent or definitive agreement for such acquisition or disposition and prior to our completion of due diligence or satisfaction of closing conditions. Acquisitions and dispositions are inherently subject to a number of factors and conditions, some of which are outside of our control, and there can be no assurance that we will be able to consummate acquisitions or dispositions that we anticipate. If we fail to consummate a disposition that we anticipated, we will not have the use of the proceeds from the disposition and may not be able to carry out our intended plans for use of such proceeds and may be required to obtain alternative sources of funds on less favorable terms. If we fail to consummate a targeted acquisition and have issued additional securities to fund such acquisition, then we will have issued securities without realizing a corresponding increase in earnings and cash flow from the targeted acquisition. In addition, we may have broad authority to use the net proceeds of an offering of securities for other purposes, including the repayment of indebtedness, the acquisition of other properties or for other investments, which may not be initially accretive to our results of operations. As a result, failure to consummate one or more anticipated acquisitions or dispositions could have a material adverse impact on our financial condition, results of operations and the market price of our common stock. We may suffer from delays in locating suitable investments or, because of our public company status, may be unable to acquire otherwise suitable investments, which could adversely affect our growth prospects and results of operations. Our ability to achieve our investment objectives and to make distributions to our stockholders depends upon our ability to locate, obtain financing for and consummate the acquisition of multifamily properties that meet our investment criteria. The current market for multifamily properties that meet our investment criteria is highly competitive. We cannot be sure that we will be successful in obtaining suitable investments on financially attractive terms or at all. Table of Contents 15

Additionally, as a public company, we are subject to the ongoing reporting requirements under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”). Pursuant to the Exchange Act, we may be required to file with the SEC financial statements for the properties we acquire. To the extent any required financial statements are not available or cannot be obtained, we may not be able to acquire the property. As a result, we may be unable to acquire certain properties that otherwise would be suitable investments. If we are unable to invest the proceeds of any offering of our securities in real properties in a timely manner, we may invest the proceeds in short-term, investment-grade investments which typically will yield significantly less than what we expect our investments will yield. As a result, delays we encounter in identifying and consummating potential acquisitions may adversely affect our growth prospects, results of operations and our ability to make distributions to our stockholders. If we fail to maintain an effective system of integrated internal controls, we may not be able to accurately report our financial results and may be required to incur additional costs and divert management resources. We depend on our ability to produce accurate and timely financial statements in order to run our business. If we fail to do so, our business could be negatively affected and our independent registered public accounting firm may be unable to attest to the accuracy of our financial statements. A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a registrant’s financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity’s financial statements will not be prevented or detected and corrected, on a timely basis by the company’s internal controls. Although we continuously monitor the design, implementation and operating effectiveness of our internal controls over financial reporting and disclosure controls and procedures, there can be no assurance that significant deficiencies or material weaknesses will not occur in the future. If we fail to maintain effective internal controls and disclosure controls in the future, it could result in a material misstatement of our financial statements that may not be prevented or detected on a timely basis, which could cause investors, analysts and others to lose confidence in our reported financial information. Our inability to remedy any additional deficiencies or material weaknesses that may be identified in the future could, among other things, cause us to fail to file timely our periodic reports with the SEC (which may have a material adverse effect on our ability to access the capital markets); prevent us from providing reliable and accurate financial information and forecasts or from avoiding or detecting fraud; or require us to incur additional costs or divert management resources to achieve compliance. We may be adversely affected by changes in state and local tax laws and may become subject to tax audits from time to time. Because we are organized and qualified as a REIT, we are generally not subject to federal income taxes on taxable income that we distribute to our stockholders, but we are subject to certain state and local taxes. From time to time, changes in state and local tax laws or regulations are enacted, which may result in an increase in our tax liability. A shortfall in tax revenues for states and local jurisdictions in which we own multifamily communities may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional state and local taxes. These increased tax costs could adversely affect our financial condition and the amount of cash available for distribution to our stockholders. In the normal course of business, we or our affiliates (including entities through which we own real estate) may also become subject to federal, state or local tax audits. If we (or such entities) become subject to federal, state or local tax audits, the ultimate result of such audits could have an adverse effect on our financial condition. If we are not able to cost-effectively maximize the life of our properties, we may incur greater than anticipated capital expenditure costs, which may adversely affect our ability to make distributions to our stockholders. As of December 31, 2024, the average age of our multifamily communities was approximately 16 years. While the majority of our properties are newly-constructed or have undergone substantial renovations since they were constructed, older properties may carry certain risks including unanticipated repair costs, increased maintenance costs as older properties continue to age, and cost overruns due to the need for special materials and/or fixtures specific to older properties. Although we take a proactive approach to property preservation, utilizing a preventative maintenance plan, and Table of Contents 16 selective improvements that mitigate the cost impact of maintaining exterior building features and aging building components, if we are not able to cost-effectively maximize the life of our properties, we may incur greater than anticipated capital expenditure costs which may adversely affect our ability to make distributions to our stockholders. We face the risk of fluctuations in the cost, availability and quality of our materials and products, which could adversely affect our results of operations. The potential disruptions in the supply of materials or products or the inability of contractors to perform on a timely basis, or at all, could cause delays in completing ongoing or future value add and other capital improvements at our multifamily communities and development projects. Our growth will depend upon future acquisitions of multifamily communities, and we may be unable to complete acquisitions on advantageous terms or acquisitions may not perform as we expect. Our growth will depend upon future acquisitions of multifamily communities, which entails various risks, including risks that our investments may not perform as we expect. Further, we will face competition for attractive investment opportunities from other real estate investors, including local real estate investors and developers, as well as other multifamily REITs, income-oriented non-traded REITs, and private real estate fund managers, and these competitors may have greater financial resources than us and a greater ability to borrow funds to acquire properties. This competition may increase as investments in real estate become increasingly attractive relative to other forms of investment. As a result of competition, we may be unable to acquire additional properties as we desire or the purchase price may be significantly elevated. In addition, our acquisition activities pose the following risks to our ongoing operations: • we may not achieve the increased occupancy, cost savings and operational efficiencies projected at the time of acquiring a property; • management may incur significant costs and expend significant resources evaluating and negotiating potential acquisitions, including those that we subsequently are unable to complete; • we may acquire properties that are not initially accretive to our results upon acquisition, and we may not successfully manage and operate those properties to meet our expectations; • we may acquire properties outside of our existing markets where we are less familiar with local economic and market conditions; • some properties may be worth less or may generate less revenue than, or simply not perform as well as, we believed at the time of the acquisition; • we may be unable to assume mortgage indebtedness with respect to properties we seek to acquire or obtain financing for acquisitions on favorable terms or at all; • we may forfeit earnest money deposits with respect to acquisitions we are unable to complete due to lack of financing, failure to satisfy closing conditions or certain other reasons; • we may spend more than budgeted to make necessary improvements or renovations to acquired properties; and • we may acquire properties without any recourse, or with only limited recourse, for liabilities, whether known or unknown, such as clean-up of environmental contamination, claims by residents, vendors or other persons against the former owners of the properties, and claims for indemnification by general partners, trustees, officers, and others indemnified by the former owners of the properties. Our investment in property development or redevelopment may be more costly or difficult to complete than we anticipate, and development and construction risks could adversely affect our profitability. We may develop or redevelop properties where market conditions warrant such investment. Development and redevelopment activities may be more costly or difficult to complete than we anticipate, and once made, investments in these activities may not produce results in accordance with our expectations. Risks associated with development, redevelopment and associated construction activities include: • unavailability of favorable financing sources in the debt and equity markets; • construction cost overruns, including on account of rising interest rates, diminished availability of materials and labor, and increases in the costs of materials and labor; • construction and lease-up delays, including on account of delays in obtaining materials, and failure to achieve target occupancy levels and rental rates, resulting in increased debt service and lower than projected returns on our investment; Table of Contents 17

• complications in obtaining, or inability to obtain, necessary zoning, land-use, building occupancy and other governmental or quasi-governmental permits and authorizations, which could result in increased costs or the delay or abandonment of opportunities and impairment charges; • unexpected environmental remediation costs; • potential disputes with, and negligent performance by, construction contractors, architects, engineers and other service providers with which we may contract as part of a development or redevelopment project, which would expose us to unexpected costs, delays and potential liabilities; and • occupancy rates, rents and concessions at a newly developed community may fluctuate depending on a number of factors, including market and economic conditions, preventing us from meeting our expected return on our investment and our overall profitability goals. Our growth depends on securing external sources of capital that are outside of our control, which may affect our ability to take advantage of strategic opportunities, satisfy debt obligations and make distributions to our stockholders. In order to maintain our qualification as a REIT, we are generally required under the Code to distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we may rely on third-party sources to fund our capital needs. We may not be able to obtain financing on favorable terms or at all. Any additional debt we incur may increase our leverage or impose additional and more stringent restrictions on our operations than we currently have. If we issue additional equity securities to finance developments and acquisitions instead of incurring debt, the interests of our existing stockholders could be diluted. Our access to third-party sources of capital depends, in part, on: • general market conditions; • the market’s perception of our growth potential; • our current debt levels; • our current and expected future earnings; • our cash flow and cash distributions; and • the market price per share of our common stock If we cannot obtain capital from third-party sources, we may not be able to acquire properties when strategic opportunities exist, meet the capital and operating needs of our existing properties or satisfy our debt service obligations. Further, in order to meet the REIT distribution requirements and maintain our REIT status and to avoid the payment of income and excise taxes, we may need to borrow funds on a short-term basis even if the then-prevailing market conditions are not favorable for these borrowings. These short-term borrowing needs could result from differences in timing between the actual receipt of cash and inclusion of income for U.S. federal income tax purposes or the effect of non-deductible capital expenditures, the creation of reserves, certain restrictions on distributions under loan documents or required debt or amortization payments. To the extent that capital is not available to acquire properties, profits may not be realized or their realization may be delayed, which could result in an earnings stream that is less predictable than some of our competitors and result in us not meeting our projected earnings and distributable cash flow levels in a particular reporting period. Failure to meet our projected earnings and distributable cash flow levels in a particular reporting period could have an adverse effect on our financial condition and on the market price of our common stock. We may be subject to contingent or unknown uninsurable liabilities related to properties or businesses that we have acquired or may acquire for which we may have limited or no recourse against the sellers. The properties or businesses that we have acquired, or may acquire, may be subject to unknown or contingent liabilities for which we have limited or no recourse against the sellers. Unknown or contingent liabilities might include liabilities related to, among other things, the cleanup or remediation of undisclosed environmental conditions, liens or clouds on title, hidden defects in the physical condition of the property, non-compliance with zoning laws, building codes, or other legal requirements, many of which may not be known to us at the time of acquisition, liabilities under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), claims of residents, vendors or other persons dealing with the entities prior to the acquisition of such property, tax liabilities, and accrued but unpaid liabilities whether incurred in the ordinary course of business or otherwise. If any claim was asserted against us relating to those properties or Table of Contents 18 entities, or if any adverse condition existed with respect to the properties or entities, we might have to pay substantial sums to settle or cure it, which could adversely affect our cash flow and operating results. While we will attempt to obtain appropriate representations and undertakings from the sellers of the properties or entities we acquire, many liabilities, including tax liabilities, may not be identified within the applicable contractual indemnification period, in which case we may have no recourse against any of the owners from whom we acquired such properties for these liabilities, or the sellers may not have the resources to satisfy their indemnification obligations if a liability arises. The existence of such liabilities could significantly adversely affect the value of the property subject to such liability. Representations and warranties made by us in connection with sales of our properties may subject us to liability that could result in losses and could harm our operating results and, therefore distributions we make to our stockholders. When we sell a property, we may be required to make representations and warranties regarding the property and other customary items. In the event of a breach of such representations or warranties, the purchaser of the property may have claims for damages against us, rights to indemnification from us or otherwise have remedies against us. In any such case, we may incur liabilities that could result in losses and could harm our operating results and, therefore distributions we make to our stockholders. We rely on information technology systems in our operations, and any breach or security failure of those systems could materially adversely affect our business, results of operations, financial condition and reputation. Our information technology networks and related systems are essential to our ability to conduct our day to day operations. In addition, our business requires us to collect and hold personally identifiable information of our residents and prospective residents, and our employees and their dependents, in connection with our leasing and property management activities. As a result, we face risks associated with security breaches, whether through cyber-attacks or cyber intrusions over the internet, malware, computer viruses, attachments to emails, persons who access our systems from inside or outside our organization and other significant disruptions of our information technology networks and related systems. We undertake various actions to maintain the security and integrity of our information technology networks and related systems and have implemented various measures to manage the risk of a security breach or disruption. We also maintain cyber liability insurance to provide some coverage for certain risks arising out of data and network breaches. However, we cannot be sure that our security efforts and measures will be effective or that our cyber liability insurance coverage will be sufficient in the event of a cyber incident. Furthermore, certain components of our information technology network are dependent upon third-party service providers and we share personally identifiable information with many of these service providers so they can assist us with certain aspects of our business. Our third-party service providers are primarily responsible for the security of their own information technology environments and in certain instances, we rely significantly on third-party service providers to supply and store our sensitive data in a secure manner. All of these third-parties face risks relating to cybersecurity similar to ours which could disrupt their businesses or result in the disclosure of personally identifiable information that has been shared with them, and therefore adversely impact us. While we provide guidance and specific requirements in some cases, we do not directly control any of such parties’ information technology security operations, or the amount of investment they place in guarding against cybersecurity threats. Accordingly, we are subject to any flaws in or breaches to their information technology systems or those which they operate for us. A security breach or other significant disruption involving our information technology networks and related systems or those of our vendors could: disrupt our operations; result in the unauthorized access to, and the destruction, loss, theft, misappropriation or release of, proprietary, personally identifiable, confidential, sensitive or otherwise valuable information including resident information and lease data, which others could use to compete against us or which could expose us to damage claims by third parties for disruptive, destructive or otherwise harmful outcomes; require significant management attention and resources to remedy any damages that result; subject us to claims for breach of contract, damages, credits, penalties or termination of leases or other agreements; or damage our business relationships or reputation generally. Any or all of the foregoing could materially and adversely affect our business and the value of our stock. In addition, the collection and use of personally identifiable information is governed by federal and state laws and regulations. Privacy and information security laws continue to evolve and may be inconsistent from one jurisdiction to another. Compliance with all such laws and regulations may be difficult due to the uncertainty surrounding the interpretation of such laws. Such laws may also increase our operating costs and adversely impact our ability to market our Table of Contents 19 properties and services. Noncompliance with such laws could result in the imposition of fines, awards of damages to private litigants, payment of attorneys’ fees and other costs to plaintiffs, and substantial litigation costs. A change in the United States government policy with regard to Fannie Mae and Freddie Mac could impact our financial condition. Fannie Mae and Freddie Mac are a major source of financing for the multifamily residential real estate sector. Many multifamily companies depend heavily on Fannie Mae and Freddie Mac to finance growth by purchasing or guarantying multifamily loans and to refinance outstanding indebtedness as it matures. If new U.S. government regulations (i) heighten Fannie Mae’s and Freddie Mac’s underwriting standards, (ii) adversely affect interest rates and (iii) continue to reduce the amount of capital they can make available to the multifamily sector, it could reduce or remove entirely a vital resource for multifamily financing. Any potential reduction in loans, guarantees and credit-enhancement arrangements from Fannie Mae and Freddie Mac could jeopardize the effectiveness of the multifamily sector’s available financing and decrease the amount of available liquidity and credit that could be used to acquire and diversify our portfolio of multifamily assets, as well as dispose of our multifamily assets upon our liquidation, and our ability to refinance our existing mortgage obligations as they come due and obtain additional long-term financing for the acquisition of additional multifamily communities on favorable terms or at all. In addition, there has been and continues to be discussion about restructuring and privatizing Fannie Mae and Freddie Mac, and there is uncertainty regarding the impact of this action on us and buyers of our properties. Bankruptcy or defaults of our counterparties could adversely affect our performance. We have relationships with and, from time to time, we execute transactions with or receive services from many counterparties, such as general contractors engaged in connection with our redevelopment activities. As a result, bankruptcies or defaults by these counterparties could result in services not being provided, projects not being completed on time, or on budget, or at all, or volatility in the financial markets and economic weakness could affect the counterparties’ ability to complete transactions with us as intended, both of which could result in disruptions to our operations that may materially adversely affect our business and results of operations. Severe or inclement weather and climate change could result in losses to us. Certain of our properties are located in areas that have experienced and may experience catastrophic weather or other natural events from time to time, including fires, snow or ice storms, windstorms or hurricanes, earthquakes, flooding, prolonged periods of extreme temperatures or other severe weather. To the extent that extreme weather or natural events become more common or severe in areas where our communities are located, as a result of changes in the climate or otherwise, we could experience a significant increase in insurance premiums and deductibles, or a decrease in the availability of coverage, which may adversely affect our financial condition or results of operations. These adverse weather and natural events could cause damage or losses that may be greater than insured levels. In the event of a loss in excess of insured limits, we could lose our capital invested in the affected property, as well as anticipated future revenue related to the property. We could also continue to be obligated to repay any mortgage indebtedness related to the property. In the event extreme weather conditions such as prolonged changes in precipitation and temperature become more common or severe in areas where our communities are located, we may experience a decrease in demand for our communities located in these areas or affected by these conditions, which may lead to a decline in the value of these communities. We may also see an increase in costs resulting from increased maintenance related to water damage, wind and hail, or the removal of snow and ice, or we may be required to increase capital expenditures on resiliency measures designed to lessen the impact of severe weather. In addition, changes in federal, state, and local legislation and regulation based on concerns about climate change and increasing climate-related disclosures could result in increased capital expenditures to improve the energy efficiency of our existing properties without a corresponding increase in revenues or may increase compliance and data collection costs if, and when, such laws and regulations become effective. For example, on March 6, 2024, the SEC adopted rules requiring disclosures of climate-related financial risks, greenhouse gas emissions and climate-related targets or transition plans. However, on April 4, 2024, the SEC issued an order to stay these rules pending judicial review following legal challenges. As of the date of this report, the implementation of the new climate-related disclosures remains indefinitely stayed. Additionally, administrative changes resulting from U.S. presidential elections, as well as changes in the majority party in both the U.S. House of Representatives and/or Senate from congressional elections, may create regulatory uncertainty with Table of Contents 20 respect to climate change policy. We continue to monitor developments and assess the potential effect on our business, operations and financial statements. We are subject to Environmental, Social, and Governance ("ESG") risks that could adversely affect our reputation and the market price of our securities. We are subject to a variety of risks arising from ESG matters. ESG matters include, among others, climate risk, hiring practices, and our internal governance practices. Risks arising from ESG matters may adversely affect, among other things, our reputation and the market price of our securities. Investors may consider the steps taken and resources allocated by multifamily owners and operators and other commercial organizations to address ESG matters when making investment and operational decisions. Certain investors may incorporate the business risks of climate change and the adequacy of companies’ responses to the risks posed by climate change and other ESG matters into their investment theses. These investing priorities may result in adverse effects on the market price of our securities to the extent that investors determine that their priorities on ESG matters do not align with our policies and practices. Global pandemics could have a material adverse effect on our business, results of operations, cash flows and financial condition. Infectious disease outbreaks could negatively impact our businesses in a number of ways. In response to infectious disease outbreaks in the past, various federal, state and local authorities have issued measures imposing restrictions on our ability to enforce tenants’ contractual rental obligations or more burdensome eviction processes to combat rising evictions resulting from financial hardships caused by the pandemic, and these authorities could issue similar measures if an infectious disease outbreak arises in the future. These measures make our ability to enforce tenants’ contractual rental obligations through evictions more onerous. The potential negative impact of outbreaks or pandemics of infectious diseases on the health of our personnel, particularly if a significant number of them are impacted, could result in a deterioration in our ability to ensure business continuity during a disruption. The COVID-19 pandemic caused, and new outbreaks or pandemics could cause, severe economic, market and other disruptions worldwide. In addition, the deterioration of global economic conditions as a result of infectious disease outbreaks may ultimately decrease the demand for multifamily communities within the markets in which we operate and may adversely impact occupancy levels and rental rates across our portfolio. The extent of the effect of a future outbreak of infectious disease on our operational and financial performance will depend on future developments of the infectious disease, the spread and intensity of any such infectious disease and the availability and effectiveness of any vaccines, all of which are uncertain and difficult to predict. We face numerous risks associated with the real estate industry that could adversely affect our results of operations through decreased revenues or increased costs. As a real estate company, we are subject to various changes in real estate conditions and any negative trends in such real estate conditions may adversely affect our results of operations through decreased revenues or increased costs. These conditions include: • changes in national, regional and local economic conditions, which may be negatively impacted by concerns about inflation, deflation, government deficits, high unemployment rates, decreased consumer confidence and liquidity concerns, particularly in markets in which we have a high concentration of properties; • fluctuations in interest rates, which could adversely affect our ability to obtain financing on favorable terms or at all, or could reduce our ability to deploy capital in investments that are accretive to our stockholders; • the inability of our residents to pay rent timely, or at all; • the existence and quality of the competition, such as the attractiveness of our properties as compared to our competitors’ properties based on considerations such as convenience of location, rental rates, amenities and safety record; • increased operating costs, including increased real property taxes, maintenance, insurance, utilities and labor costs; Table of Contents 21

• weather conditions that may increase or decrease energy costs and other weather-related expenses; • civil unrest, acts of God, including earthquakes, floods, hurricanes and other natural disasters, which may result in uninsured losses, acts of war or terrorism, or other natural or human causes beyond our control, which may disrupt or interrupt our operations; • oversupply of multifamily housing or a reduction in demand for real estate in the markets in which our properties are located; • a favorable interest rate environment that may result in a significant number of potential residents of our multifamily communities deciding to purchase homes instead of renting; • changes in, or increased costs of compliance with, laws and/or governmental regulations, including those governing usage, zoning, the environment and taxes; and • rent control or stabilization laws, or other laws regulating rental housing, which could prevent us from raising rents to offset increases in operating costs. The illiquidity of real estate investments could make it difficult for us to respond to changing economic, financial, and investment conditions or changes in the operating performance of our properties, which could reduce our cash flows and adversely affect results of operations. Real estate investments are relatively illiquid and may become even more illiquid during periods of economic downturn. As a result, we will have a limited ability to vary our portfolio in response to changes in economic, financial and investment conditions or changes in the operating performance of our properties. We may not be able to sell a property or properties quickly or on favorable terms in response to changes in the economy or other conditions when it otherwise may be prudent to do so. This inability to respond quickly to changes in the performance of our properties as a result of an economic or market downturn could adversely affect our results of operations if we cannot sell an unprofitable property. We will also have a limited ability to sell assets in order to fund working capital, repay debt and similar capital needs. Our financial condition could be adversely affected if we were, for example, unable to sell one or more of our properties in order to meet our debt obligations upon maturity. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. We also may be required to expend funds to correct defects or to make improvements before a property can be sold, and we cannot assure you that we will have funds available to correct those defects or to make those improvements. Our inability to dispose of assets at opportune times or on favorable terms could adversely affect our cash flows and results of operations. Moreover, the Code imposes restrictions on a REIT’s ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of properties that otherwise would be in our best interests. Therefore, we may not be able to vary our portfolio promptly in response to economic or other conditions or on favorable terms, which may adversely affect our cash flows, our ability to make distributions to our stockholders and the market price of our common stock. Properties we purchase may not appreciate or may decrease in value. The residential real estate market may experience substantial influxes of capital from investors. A substantial flow of capital, combined with significant competition for real estate, may result in inflated purchase prices for such assets. To the extent we purchase real estate in such an environment, we are subject to the risk that, if the real estate market subsequently ceases to attract the same level of capital investment, or if the number of investors seeking to acquire such assets decreases, our returns will be lower and the value of our assets may not appreciate or may decrease significantly below the amount we paid for such assets. In addition, if interest rates applicable to financing apartment properties rise, that may negatively affect the values of our properties in any period when capitalization rates for our properties, an important valuation metric, do not make corresponding adjustments. Increasing real estate taxes, utilities and insurance costs may negatively impact operating results. Our properties may be subject to increases in tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance, administrative and other expenses. Real estate taxes, utilities costs and insurance premiums, in particular, Table of Contents 22 are subject to significant increases and fluctuations, which can be widely outside of our control. A number of our markets had tax reassessments in 2024 and we expect this to continue in future years. If our costs continue to rise, without being offset by a corresponding increase in rental rates, our results of operations could be negatively impacted, and our ability to pay our dividends and distributions and senior debt could be affected. We may be unable to secure funds for property improvements, which could reduce cash distributions to our stockholders. When residents do not renew their leases or otherwise vacate, we may be required to expend funds for capital improvements to the vacated apartment units in order to attract replacement residents. In addition, we may require substantial funds to renovate an apartment property in order to sell, upgrade or reposition it in the market. If our reserves are insufficient to fund these improvements, we may have to obtain financing. We cannot assure you that sufficient financing will be available or, if available, will be available on economically feasible terms or on terms acceptable to us. Moreover, some reserves required by lenders may be designated for specific uses and may not be available for capital improvements to other properties. The profitability of our acquisitions is uncertain. We intend to acquire properties selectively. Acquisition of properties entails risks that investments will fail to perform in accordance with expectations. In undertaking acquisitions, we will incur certain risks, including the expenditure of funds on, and the devotion of management’s time to, transactions that may not come to fruition. Additional risks inherent in acquisitions include risks that the properties will not achieve anticipated occupancy levels and that estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. Acquiring or attempting to acquire multiple properties in a single transaction may adversely affect our operations. We have and may in the future acquire multiple properties in a single transaction. Such portfolio acquisitions are more complex and expensive than single-property acquisitions, and the risk that a multiple-property acquisition does not close may be greater than in a single-property acquisition. Portfolio acquisitions may also result in us owning investments in geographically dispersed markets and placing additional demands on our ability to manage the properties in the portfolio. In addition, a seller may require that a group of properties be purchased as a package even though we may not want to purchase one or more properties in the portfolio. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties, we may be required to operate, or attempt to dispose of, these properties. To acquire multiple properties in a single transaction, we may be required to accumulate a large amount of cash. We expect the returns that we can earn on such cash to be less than the ultimate returns on real property, and therefore, accumulating such cash could reduce the funds available for distributions. Any of the foregoing events may have an adverse effect on our operations. If we sell properties by providing financing to purchasers, we will bear the risk of default by the purchaser. If we decide to sell any of our properties, we intend to use commercially reasonable efforts to sell them for cash. However, in some instances, we may sell our properties by providing financing to purchasers. If we provide financing to purchasers, we will bear the risk of default by the purchaser which would reduce the value of our assets, impair our ability to make distributions to our stockholders and reduce the price of our common stock. Our revenue and net income may vary significantly from one period to another due to investments in value-add properties and portfolio acquisitions, which could increase the variability of our cash distributions. We may make investments in properties that have existing cash flow which are in various phases of development, redevelopment or repositioning and where we believe that, through capital expenditures, we can achieve enhanced returns (which we refer to as value-add properties), which may cause our revenues and net income to fluctuate significantly from one period to another. Projects do not produce revenue while in development or redevelopment. We have identified a number of properties in our portfolio as value-add properties and intend to make capital expenditures on such properties. During any period when the number of our projects in development or redevelopment or those with significant capital requirements increases without a corresponding increase in stable revenue-producing properties, our revenues and net income will likely decrease, and we could have losses. Table of Contents 23

Moreover, value-add properties subject us to the risks of higher than expected construction costs, failure to complete projects on a timely basis, failure of the properties to perform at expected levels upon completion of development or redevelopment, and increased borrowings necessary to fund higher than expected construction or other costs related to the project. There can be no assurance that our value-add properties will be developed or repositioned in accordance with the anticipated timing or at the anticipated cost, or that we will achieve the results we expect from these value-add properties. Failure to achieve anticipated results could materially and adversely affect our financial condition and results of operations and ability to make distributions to stockholders. We have acquired and are developing, and may continue to acquire or develop, properties through joint ventures, and any investment that we may make in joint ventures could be adversely affected by our lack of sole decision-making authority regarding major decisions, our reliance on our joint venture partners’ financial condition and ability to perform their obligations, any disputes that may arise between us and our joint venture partners and our exposure to potential losses from the actions of our joint ventures. We have entered into, and may continue to enter into, joint ventures with third parties to acquire or develop properties. We may also purchase properties in partnerships, co-tenancies or other co-ownership arrangements. Such investments may involve risks not otherwise present when we acquire or develop properties without third parties, including the following: • a co-venturer or partner may have certain approval rights over major decisions, including as to forms, amounts and timing of equity and debt financing, operating and capital budgets, and timing of sales and liquidations, which may prevent us from taking actions that we believe are in the best interest of our stockholders but are opposed by our co-venturers or partners; • a co-venturer or partner may at any time have economic or business interests or goals which are or become inconsistent with our business interests or goals, including inconsistent goals relating to the sale of properties held in the joint venture or the timing of termination or liquidation of the joint venture; • a co-venturer or partner might experience financial distress, become insolvent or bankrupt or fail to fund its share of required capital contributions, which may delay construction or development of a property or increase our financial commitment to the joint venture; • we may incur liabilities as a result of an action taken by our co-venturer or partner; • a co-venturer or partner may be in a position to take actions contrary to our instructions, requests, objectives or policies, including our policy with respect to qualifying and maintaining our qualification as a REIT; • agreements governing joint ventures, limited liability companies and partnerships often contain restrictions on the transfer of a member’s or partner’s interest or “buy-sell” or other provisions that may result in a purchase or sale of the interest at a disadvantageous time or on disadvantageous terms; • disputes between us and our co-venturer or partner may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business and result in subjecting the properties owned by the joint venture to additional risk; and • under certain joint venture arrangements, neither venture partner may have the power to control the venture, and an impasse could be reached which may result in a delay of key decisions and such delay may have a negative effect on the joint venture. Any of these risks could materially and adversely affect our ability to generate and recognize attractive returns on joint venture investments, which could have a material adverse effect on our results of operations, financial condition and distributions to our stockholders. Risks Associated with Debt Financing We have incurred, and may in the future, incur mortgage indebtedness and other borrowings and are not limited in the amount or percentage of indebtedness that we may incur, which may increase our business risks. We have and intend to acquire properties subject to existing financing or by borrowing new funds. In addition, we have incurred, and may in the future, incur additional mortgage debt by obtaining loans secured by some, or all, of our real properties in order to obtain funds to acquire additional real properties and/or make capital improvements to properties. We may also borrow funds, if necessary, to satisfy the requirement that we generally distribute to stockholders as dividends at least 90% of our annual REIT taxable income (computed without regard to dividends paid and excluding net capital gain), or otherwise as is necessary or advisable to assure that we maintain our qualification as a REIT for U.S. federal income tax purposes. Table of Contents 24

Our Articles of Restatement, which we refer to as our Charter, and our bylaws do not limit the amount or percentage of indebtedness that we may incur. We are subject to risks normally associated with debt financing, including the risk that our cash flows will be insufficient to meet required payments of principal and interest. There can be no assurance that we will be able to refinance any maturing indebtedness, that such refinancing would be on terms as favorable as the terms of the maturing indebtedness or that we will be able to otherwise obtain funds by selling assets or raising equity to make required payments on maturing indebtedness. In particular, loans obtained to fund property acquisitions may be secured by mortgages or deeds in trust on such properties. If we are unable to make our debt service payments as required, a lender could foreclose on the property or properties securing its debt. In addition, for U.S. federal income tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds. We may, in some circumstances, give a guaranty on behalf of an entity that owns one or more of our properties. In these cases, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, there is a risk that we could lose part or all of our investment in multiple properties. Each of these events could in turn cause the value of our common stock and distributions payable to stockholders to be reduced. Any mortgage debt which we place on properties may prohibit prepayment and/or impose a prepayment penalty upon the sale of a mortgaged property. If a lender invokes these prohibitions or penalties upon the sale of a property or prepayment of a mortgage on a property, the cost to us to sell the property could increase substantially. This could decrease the proceeds from a sale or refinancing or make the sale or refinancing impractical, which may lead to a reduction in our income, reduce our cash flows and adversely impact our ability to make distributions to stockholders. We may also finance our property acquisitions using interest-only mortgage indebtedness. During the interest-only period, the amount of each scheduled payment will be less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan will not be reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal during this period. After the interest-only period, we will be required either to make scheduled payments of amortized principal and interest or to make a lump-sum or “balloon” payment at maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan. If the mortgage loan has an adjustable interest rate, the amount of our scheduled payments also may increase at a time of rising interest rates. Increased payments and substantial principal or balloon maturity payments will reduce the funds available for distribution to our stockholders because cash otherwise available for distribution will be required to pay principal and interest associated with these mortgage loans. Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders. In providing financing to us, a lender may impose restrictions on us that would affect our ability to incur additional debt, make certain investments, reduce liquidity below certain levels, make distributions to our stockholders and otherwise affect our distribution and operating policies. Our unsecured revolver and unsecured term loans include restrictions and requirements relating to the incurrence of debt, permitted investments, maximum level of distributions, maintenance of insurance, mergers and sales of assets and transactions with affiliates. We expect that any other loan agreements we enter into will contain similar covenants and may also impose other restrictions and limitations. Any such covenants, restrictions or limitations may limit our ability to make distributions to you and could make it difficult for us to satisfy the requirements necessary to maintain our qualification as a REIT for U.S. federal income tax purposes. Lenders may be able to recover against our other properties under our mortgage loans. In financing our property acquisitions, we may seek to obtain secured nonrecourse loans. However, only recourse financing may be available, in which event, in addition to the property securing the loan, the lender would have the ability to look to our other assets for satisfaction of the debt if the proceeds from the sale or other disposition of the property securing the loan are insufficient to fully repay it. Also, in order to facilitate the sale of a property, we may allow the buyer to purchase the property subject to an existing loan whereby we remain responsible for certain liabilities associated with the debt. Table of Contents 25

If we are required to make payments under any “bad boy” carve-out guaranties that we may provide in connection with certain mortgages and related loans, our business and financial results could be materially adversely affected. In obtaining certain nonrecourse loans, we may provide standard carve-out guaranties. These guaranties are only applicable if and when the borrower directly, or indirectly through agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper (commonly referred to as “bad boy” guaranties). Although we believe that “bad boy” carve-out guaranties are not guaranties of payment in the event of foreclosure or other actions of the foreclosing lender that are beyond the borrower’s control, some lenders in the real estate industry have recently sought to make claims for payment under such guaranties. In the event such a claim were made against us under a “bad boy” carve-out guaranty following foreclosure on mortgages or related loan, and such claim were successful, our business and financial results could be materially adversely affected. Our variable rate indebtedness subjects us to interest rate risk, and interest rate hedges that we may obtain may be costly and ineffective. As of December 31, 2024, $794.5 million of our $2,310.9 million of total outstanding consolidated indebtedness bore interest at variable rates. If interest rates were to increase, our debt service obligations on the variable rate consolidated indebtedness would increase even though the amount borrowed would remain the same, and our net income and cash flows would correspondingly decrease. In order to partially mitigate our exposure to increases in interest rates, we have entered into interest rate swaps and collars on $700.0 million of our variable rate debt, which involve the exchange of variable for fixed rate interest payments. Taking into account our current interest rate swap and collar agreements, a 100- basis point increase in interest rates would result in a $1.0 million increase in annual interest expense. See Item 7. “Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Interest Rate Risk and Sensitivity.” To the extent that we use derivative financial instruments to hedge our exposure to variable rate consolidated indebtedness, we may be exposed to credit, basis and legal enforceability risks. Derivative financial instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. Finally, legal enforceability risks encompass general contractual risks, including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract. Moreover, hedging strategies involve transaction and other costs. If we are unable to manage these risks and costs effectively, our results of operations, financial condition and ability to make distributions may be adversely affected. Some of our outstanding mortgage indebtedness contains, and we may in the future acquire or finance properties with debt that contains, lock-out provisions, which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties. A lock-out provision is a provision that prohibits the prepayment of a loan during a specified period of time. Lock- out provisions may include terms that provide strong financial disincentives for borrowers to prepay their outstanding loan balance and exist in order to protect the yield expectations of lenders. Some of our outstanding mortgage indebtedness is, and we expect that many of our properties will be, subject to lock-out provisions. Lock-out provisions could materially restrict us from selling or otherwise disposing of or refinancing properties when we may desire to do so. Lock-out provisions may prohibit us from reducing the outstanding indebtedness with respect to any properties, refinancing such indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness with respect to such properties. Lock-out provisions could impair our ability to take other actions during the lock-out period that could be in the best interests of our stockholders and, therefore, may have an adverse impact on the value of our shares relative to the value that would result if the lock-out provisions did not exist. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders. Complying with REIT requirements may limit our ability to hedge risk effectively. The REIT provisions of the Code may limit our ability to hedge the risks inherent to our operations. Any income or gain derived by us from transactions that hedge certain risks, such as the risk of changes in interest rates, will not be Table of Contents 26 treated as gross income for purposes of either the 75% or the 95% Gross Income Test, as defined in Exhibit 99.1 “Material U.S. Federal Income Tax Considerations” of this report, provided specific requirements are met. Such requirements include that the hedging transaction be properly identified within prescribed time periods and that the transaction either (i) hedges risks associated with indebtedness issued by us that is incurred to acquire or carry real estate assets or (ii) manages the risks of currency fluctuations with respect to income or gain that qualifies under the 75% or 95% Gross Income Test (or assets that generate such income). To the extent that we do not properly identify such transactions as hedges, hedge with other types of financial instruments, or hedge other types of indebtedness, the income from those transactions will not be treated as qualifying income for purposes of the 75% and 95% Gross Income Tests. As a result of these rules, we may have to limit the use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur. There is refinancing risk associated with our debt. We expect that we will incur additional indebtedness in the future. Certain of our outstanding debt contains, and we may in the future acquire or finance properties with debt containing, limited or no principal amortization, which would require that the principal be repaid at the maturity of the loan in a so-called “balloon payment.” As of December 31, 2024, the financing arrangements of our outstanding indebtedness could require us to make lump-sum or “balloon” payments of approximately $2,221.7 million at maturity dates that range from 2025 to 2034. At the maturity of these loans, assuming we do not have sufficient funds to repay the debt, we will need to refinance the debt. If the credit environment is constrained at the time of our debt maturities, we would have a very difficult time refinancing debt. In addition, for certain loans, we locked in our fixed-rate debt at a point in time when we were able to obtain favorable interest rate, principal payments and other terms. When we refinance our debt, prevailing interest rates and other factors may result in us paying a greater amount of debt service, which will adversely affect our cash flow and our ability to make distributions to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to choose from a number of unfavorable options, including agreeing to otherwise unfavorable financing terms on one or more of our unencumbered assets, selling one or more properties at disadvantageous terms, including unattractive prices, or defaulting on the mortgage and permitting the lender to foreclose. Any one of these options could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders. High mortgage rates and/or unavailability of mortgage debt may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our net income and the amount of cash distributions we can make. If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we may be unable to refinance the properties when the loans become due, or to refinance on favorable terms. If interest rates are higher when we refinance our properties, our income could be reduced. If any of these events occur, our cash flow could be reduced. This, in turn, could reduce cash available for distribution to our security holders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money. Some of our mortgage loans may have “due on sale” provisions, which may impact the manner in which we acquire, sell and/or finance our properties. In purchasing properties subject to financing, we may obtain financing with “due-on-sale” and/or “due-on- encumbrance” clauses. Due-on-sale clauses in mortgages allow a mortgage lender to demand full repayment of the mortgage loan if the borrower sells the mortgaged property. Similarly, due-on-encumbrance clauses allow a mortgage lender to demand full repayment if the borrower uses the real estate securing the mortgage loan as security for another loan. In such event, we may be required to sell our properties on an all-cash basis, to acquire new financing in connection with the sale, or to provide seller financing which may make it more difficult to sell the property or reduce the selling price. Table of Contents 27

We may be adversely affected by our use of SOFR as the base rate for our unsecured debt due to SOFR’s limited history compared to other benchmark rates and its potential to be volatile. The credit agreement governing our unsecured revolving credit facility and unsecured term loans (the “Unsecured Credit Agreement”) provides that the benchmark for our debt is determined using the Secured Overnight Financing Rate (“SOFR”), unless SOFR was unavailable. As of December 31, 2024, we had $794.5 million of such unsecured debt and interest rate swaps and collars with an aggregate notional value of $700.0 million outstanding that were indexed to SOFR. In addition, we had $305.5 million of available liquidity under our Unsecured Revolver that would be indexed to SOFR upon borrowing. The publication of SOFR began in April 2018, and, therefore, its history is more limited than other benchmark rates. Given SOFR’s more limited history, it is difficult to predict SOFR’s future performance. Future levels of SOFR may bear little or no relation to the historical actual or historical indicative SOFR data. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may change in the future. While some pre- publication historical data has been released by the Federal Reserve Bank of New York (“FRBNY”), production of such historical indicative SOFR data inherently involves assumptions, estimates and approximations. No future performance of SOFR may be inferred from any of the historical actual or historical indicative SOFR data. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR. Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as USD LIBOR, during corresponding periods. In addition, although changes in term SOFR and compounded SOFR generally are not expected to be as volatile as changes in SOFR on a daily basis, the return on, value of and market for the SOFR notes may fluctuate more than floating rate debt securities with interest rates based on less volatile rates. Issuances of additional debt may adversely impact our financial condition. Our capital requirements depend on numerous factors, including the rental and occupancy rates of our multifamily properties, minimum dividend requirements to our equity holders, development, redevelopment and other capital expenditures, costs of operations, and potential acquisitions. If our capital requirements vary materially from our plans, we may require additional financing earlier than anticipated. If we issue more debt we could become more leveraged, resulting in increased risk of default on our obligations and an increase in our debt service requirements, both of which could adversely affect our financial condition and ability to access debt and equity capital markets in the future. Failure to maintain our current credit ratings could adversely affect our cost of funds, related margins, liquidity and access to capital markets. Fitch and Standard & Poor’s, two of the major debt rating agencies, routinely evaluate our debt and have each assigned us investment grade ratings of BBB on our senior unsecured debt. These ratings are based upon a number of factors, which include their assessment of our financial strength liquidity, capital structure, asset quality and sustainability of cash flow and earnings. Due to changes in market conditions, we may not be able to maintain our current credit ratings, which could adversely affect our cost of funds and related margins, liquidity and access to capital markets. Compliance with Laws We are subject to significant regulations, which could adversely affect our results of operations through increased costs and/or an inability to pursue business opportunities. Local zoning and land use laws, environmental statutes and other governmental requirements may restrict or increase the costs of our development, expansion, renovation and reconstruction activities and thus may prevent or delay us from taking advantage of business opportunities. Failure to comply with these requirements could result in the imposition of fines, awards to private litigants of damages against us, substantial litigation costs and substantial costs of remediation or compliance. In addition, we cannot predict what requirements may be enacted in the future or that such requirements will not increase our costs of regulatory compliance or prohibit us from pursuing business opportunities that could be profitable to us, which could adversely affect our results of operations. Table of Contents 28

The costs of compliance with environmental laws and regulations may adversely affect our net income and the cash available for any distributions. All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Examples of federal laws include: the National Environmental Policy Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act, the Federal Clean Air Act, the Toxic Substances Control Act, the Emergency Planning and Community Right to Know Act and the Hazard Communication Act. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Some of these laws and regulations may impose joint and several liability on residents, owners or operators for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. The costs of removal or remediation could be substantial. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. In addition, the presence of these substances, or the failure to properly remediate these substances, may adversely affect our ability to sell or rent the property or to use the property as collateral for future borrowing. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles govern the presence, maintenance, removal and disposal of certain building materials, including asbestos and lead-based paint. Such hazardous substances could be released into the air and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. In addition, if any property in our portfolio is not properly connected to a water or sewer system, or if the integrity of such systems is breached, microbial matter or other contamination can develop. If this were to occur, we could incur significant remedial costs and we may also be subject to private damage claims and awards, which could be material. If we become subject to claims in this regard, it could materially and adversely affect us. Property values may also be affected by the proximity of such properties to electric transmission lines. Electric transmission lines are one of many sources of electro-magnetic fields (“EMFs”), to which people may be exposed. Research completed regarding potential health concerns associated with exposure to EMFs has produced inconclusive results. Notwithstanding the lack of conclusive scientific evidence, some states now regulate the strength of electric and magnetic fields emanating from electric transmission lines and other states have required transmission facilities to measure for levels of EMFs. On occasion, lawsuits have been filed (primarily against electric utilities) that allege personal injuries from exposure to transmission lines and EMFs, as well as from fear of adverse health effects due to such exposure. This fear of adverse health effects from transmission lines may be considered both when property values are determined to obtain financing and in condemnation proceedings. We may not, in certain circumstances, search for electric transmission lines near our properties, but are aware of the potential exposure to damage claims by persons exposed to EMFs. The cost of defending against such claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our stockholders. We cannot provide any assurance properties which we acquire will not have any material environmental conditions, liabilities or compliance concerns. Accordingly, we have no way of determining at this time the magnitude of any potential liability to which we may be subject arising out of environmental conditions or violations with respect to the properties we own. Table of Contents 29

Costs associated with addressing indoor air quality issues, moisture infiltration and resulting mold remediation may be costly. As a general matter, concern about indoor exposure to mold or other air contaminants has been increasing as such exposure has been alleged to have a variety of adverse effects on health. As a result, there have been a number of lawsuits in our industry against owners and managers of multifamily communities relating to indoor air quality, moisture infiltration and resulting mold. Some of our properties may contain microbial matter such as mold and mildew. The terms of our property and general liability policies generally exclude certain mold-related claims. Should an uninsured loss arise against us, we would be required to use our funds to resolve the issue, including litigation costs. We can offer no assurance that liabilities resulting from indoor air quality, moisture infiltration and the presence of or exposure to mold will not have a future impact on our business, results of operations and financial condition. Our costs associated with and the risk of failing to comply with the Americans with Disabilities Act may affect our net income. We generally expect that our properties will be subject to the Americans with Disabilities Act of 1990, as amended (the “Disabilities Act”). Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. The Disabilities Act does not, however, consider residential properties, such as multifamily properties, to be public accommodations or commercial facilities, except to the extent portions of such facilities, such as a leasing office, are open to the public. The Disabilities Act’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We will attempt to acquire properties that comply with the Disabilities Act or place the burden on the seller or a third party to ensure compliance with such laws. However, we cannot assure you that we will be able to acquire properties or allocate responsibilities in this manner. If we cannot, costs in complying with these laws may adversely affect our results of operations, financial condition and ability to make distributions to our stockholders. We must comply with the Fair Housing Amendments Act of 1988 (the “FHAA”), and failure to comply could result in substantial costs. We must comply with the FHAA, which requires that apartment properties first occupied after March 13, 1991 be accessible to handicapped residents and visitors. As with the Disabilities Act, compliance with the FHAA could require removal of structural barriers to handicapped access in a community, including the interiors of apartment units covered under the FHAA. There has been heightened scrutiny of apartment housing properties for compliance with the requirements of the FHAA and the Disabilities Act and an increasing number of substantial enforcement actions and private lawsuits have been brought against apartment communities to ensure compliance with these requirements. Noncompliance with the FHAA could result in the imposition of fines, awards of damages to private litigants, payment of attorneys’ fees and other costs to plaintiffs, substantial litigation costs and substantial costs of remediation. The adoption of, or changes to, rent control, rent stabilization, eviction, tenants’ rights and similar laws and regulations in our markets could have an adverse effect on our results of operations and property values. Various state and local governments have enacted and may continue to enact rent control, rent stabilization, or limitations, and similar laws and regulations that could limit our ability to raise rents or charge certain fees, including laws or court orders, either of which could have a retroactive effect. We have seen a recent increase in governments enacting or considering, or being urged to consider, such laws and regulations. Federal, state and local governments or courts also have made, and may make in the future, changes to laws related to allowable fees and rents, eviction, resident screening and other tenants’ rights laws and regulations (including changes that apply retroactively) that could adversely impact our results of operations and the value of our properties. Laws and regulations regarding rent control, rent stabilization, eviction, resident screening, tenants’ rights, and similar matters, as well as any lawsuits against us arising from such laws and regulations, may limit our ability to charge market rents, limit our ability to increase rents, evict delinquent tenants or change fees, or recover increases in our operating expenses, which could have an adverse effect on our results of operations and the value of our properties. Table of Contents 30

United States Federal Income Tax Risks Legislative or regulatory action could adversely affect the returns to our investors. Legislative, regulatory or administrative changes could be enacted or promulgated at any time, either prospectively or with retroactive effect, and may adversely affect us and/or our stockholders. We cannot predict if or when any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively. We and our shareholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation. We urge you to consult with your own tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our common stock. Dividends paid by REITs do not qualify for the reduced tax rates provided under current law. Dividends paid by REITs are generally not eligible for the 20% maximum tax rate that applies to qualified dividend income of individuals. The more favorable rates applicable to qualified dividend income could cause stockholders who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stock of non- REIT corporations that pay dividends to which more favorable rates apply, which could reduce the value of the stocks of REITs. However, under the Tax Cuts and Jobs Act (the “TCJA”), for taxable years beginning prior to January 1, 2026, ordinary income dividends from REITs are treated as income from a pass-through entity and are eligible for a 20% deduction. As a result, until the end of 2025, our ordinary income dividends will be taxed at 80% of an individual’s marginal tax rate. The current maximum rate for individuals is 37%, resulting in a maximum tax rate of 29.6% on our dividends after application of the 20% deduction. Dividends from REITs as well as regular corporate dividends will also be subject to a 3.8% Medicare surtax for taxpayers with modified adjusted gross income above $200,000 (if single) or $250,000 (if married and filing jointly). We may decide to borrow funds to satisfy our REIT minimum distribution requirements, which could adversely affect our overall financial performance. We may decide to borrow funds in order to meet the REIT minimum distribution requirements even if our management believes that the then prevailing market conditions generally are not favorable for such borrowings or that such borrowings would not be advisable in the absence of such tax considerations. If we borrow money to meet the REIT minimum distribution requirements or for other working capital needs, our expenses will increase, our net income will be reduced by the amount of interest we pay on the money we borrow and we will be obligated to repay the money we borrow from future earnings or by selling assets, any or all of which may decrease future distributions to stockholders. If we fail to maintain our qualification as a REIT, we will be subject to tax on our income, and the amount of distributions we make to our stockholders will be less. We intend to maintain our qualification as a REIT under the Code. A REIT generally is not taxed at the corporate level on income and gains that it distributes to its stockholders on a timely basis. We do not intend to request a ruling from the Internal Revenue Service (the “IRS”), as to our REIT status. Qualification as a REIT involves the application of highly technical and complex rules for which there are only limited judicial or administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to continue to qualify as a REIT. In addition, new legislation, regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualification as a REIT or the U.S. federal income tax consequences of such qualification, including changes with retroactive effect. If we fail to qualify as a REIT in any taxable year: • we would not be allowed to deduct our distributions to our stockholders when computing our taxable income; • we would be subject to U.S. federal income tax (including any applicable alternative minimum tax in tax years beginning before January 1, 2018) on our taxable income at regular corporate rates; • for tax years beginning after December 31, 2022, we would possibly also be subject to certain taxes enacted by the Inflation Reduction Act of 2022 that are applicable to non-REIT corporations such as the nondeductible one percent excise tax on certain stock repurchases; Table of Contents 31

• we generally would be disqualified from being taxed as a REIT for the four taxable years following the year during which qualification was lost, unless entitled to relief under certain statutory provisions; • we would have less cash to make distributions to our stockholders; and • we might be required to borrow additional funds or sell some of our assets in order to pay corporate tax obligations we may incur as a result of our disqualification. Although our organization and current and proposed method of operation is intended to enable us to maintain our qualification to be taxed as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause our board of directors to revoke our REIT election. Even if we maintain our qualification to be taxed as a REIT, we expect to incur some taxes, such as state and local taxes, taxes imposed on certain subsidiaries and potential U.S. federal excise taxes. We encourage you to read Exhibit 99.1- “Material U.S. Federal Income Tax Considerations” to this report for further discussion of the tax issues related to an investment in us. The ability of our Board of Directors to revoke our REIT election without stockholder approval may cause adverse consequences to our stockholders. Our Charter provides that our Board of Directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to maintain our qualification as a REIT. If we cease to maintain our qualification as a REIT, we would become subject to U.S. federal income tax on our taxable income without the benefit of the dividends paid deduction and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on the total return to our stockholders. To maintain our qualification as a REIT, we must meet annual distribution requirements, which may result in our distributing amounts that may otherwise be used for our operations. To obtain the favorable tax treatment accorded to REITs, we generally are required each year to distribute to our stockholders at least 90% of our REIT taxable income (excluding net capital gain), determined without regard to the deduction for distributions paid. We are subject to U.S. federal income tax on our undistributed taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (i) 85% of our ordinary income, (ii) 95% of our capital gain net income and (iii) 100% of our undistributed income from prior years. These requirements could cause us to distribute amounts that otherwise would be spent on investments in real estate assets, and it is possible that we might be required to borrow funds, possibly at unfavorable rates, or sell assets to fund these distributions. Although we intend to make distributions sufficient to meet the annual distribution requirements and to avoid U.S. federal income and excise taxes on our earnings, it is possible that we might not always be able to do so. Complying with REIT requirements may cause us to forgo otherwise attractive opportunities. To maintain our qualification as a REIT, we must continually satisfy various tests regarding sources of income, nature and diversification of assets, amounts distributed to stockholders and the ownership of shares of our capital stock. In order to satisfy these tests, we may be required to forgo investments that might otherwise be made. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Accordingly, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits and adversely affect the trading price of our common stock. In particular, at least 75% of our total assets at the end of each calendar quarter must consist of real estate assets, government securities, and cash or cash items. For this purpose, “real estate assets” generally include interests in real property, such as land, buildings, leasehold interests in real property, stock of other entities that qualify as REITs, interests in mortgage loans secured by real property, investments in stock or debt instruments during the one-year period following the receipt of new capital and regular or residual interests in a real estate mortgage investment conduit. In addition, the amount of securities of a single issuer that we hold, other than securities qualifying under the 75% asset test and certain other securities, must generally not exceed either 5% of the value of our gross assets or 10% of the vote or value of such issuer’s outstanding securities. Table of Contents 32

A REIT’s net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held in inventory or primarily for sale to customers in the ordinary course of business. It may be possible to reduce the impact of the prohibited transaction tax and the holding of assets not qualifying as real estate assets for purposes of the REIT asset tests by conducting certain activities, or holding non-qualifying REIT assets through a taxable REIT subsidiary (a “TRS”), subject to certain limitations as described below. To the extent that we engage in such activities through a TRS, the income associated with such activities will be subject to full U.S. federal corporate income tax. Certain of our business activities are potentially subject to the prohibited transaction tax, which could reduce the return on any investment in our securities. Our ability to dispose of property is restricted to a substantial extent as a result of our REIT status. Under applicable provisions of the Code regarding prohibited transactions by REITs, we will be subject to a 100% tax on any gain recognized on the sale or other disposition of any property (other than foreclosure property) that we own, directly or through any subsidiary entity, including IROP, but excluding a TRS, that is deemed to be inventory or property held primarily for sale to customers in the ordinary course of trade or business. Whether property is inventory or otherwise held primarily for sale to customers in the ordinary course of a trade or business depends on the particular facts and circumstances surrounding each property. No assurance can be given that any particular property we own, directly or through any subsidiary entity, including IROP, but excluding a TRS, will not be treated as inventory or property held primarily for sale to customers in the ordinary course of a trade or business. The use of TRSs would increase our overall tax liability. Some of our assets may need to be owned or sold, or some of our operations may need to be conducted by TRSs. We do not currently have significant operations through a TRS but may in the future. A TRS will be subject to U.S. federal and state income tax on its taxable income. The after-tax net income of a TRS would be available for distribution to us. Further, we will incur a 100% excise tax on transactions with a TRS that are not conducted on an arm’s-length basis. For example, to the extent that the rent paid by a TRS exceeds an arm’s-length rental amount, such amount is potentially subject to the excise tax. We intend that all transactions between us and any TRS we form will be conducted on an arm’s- length basis, and, therefore, any amounts paid to us by any TRS we form to us will not be subject to the excise tax. However, no assurance can be given that no excise tax would arise from such transactions. If our operating partnership, IROP, is not treated as a partnership or disregarded entity for U.S. federal income tax purposes, its income may be subject to taxation. We intend to maintain the status of IROP as a partnership or disregarded entity for U.S. federal income tax purposes. However, if the IRS were to successfully challenge the status of IROP as a partnership or disregarded entity for such purposes, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that IROP could make to us. This would also result in our losing REIT status, and becoming subject to a corporate level tax on our own income. This would substantially reduce our cash available to pay distributions and the yield on any investment in our securities. In addition, if any of the partnerships or limited liability companies through which IROP owns its properties, in whole or in part, loses its characterization as a partnership for U.S. federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to IROP. Such a recharacterization of an underlying property owner could also threaten our ability to maintain REIT status. Distributions to tax-exempt investors may be classified as unrelated business taxable income, or UBTI, and tax- exempt investors would be required to pay tax on such income and to file income tax returns. Neither ordinary nor capital gain distributions with respect to our common stock nor gain from the sale of stock should generally constitute UBTI to a tax-exempt investor. However, there are certain exceptions to this rule, including: • under certain circumstances, part of the income and gain recognized by certain qualified employee pension trusts with respect to our stock may be treated as UBTI if our stock is predominately held by qualified employee pension trusts, such that we are a “pension-held” REIT (which we do not expect to be the case); • part of the income and gain recognized by a tax-exempt investor with respect to our stock would constitute UBTI if such investor incurs debt in order to acquire our common stock; and • part or all of the income or gain recognized with respect to our stock held by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal Table of Contents 33 services plans which are exempt from U.S. federal income taxation under Sections 501(c)(7), (9), (17) or (20) of the Code may be treated as UBTI. We encourage you to consult your own tax advisor to determine the tax consequences applicable to you if you are a tax-exempt investor. Distributions to foreign investors may be treated as an ordinary income distribution to the extent that it is made out of current or accumulated earnings and profits. In general, foreign investors will be subject to regular U.S. federal income tax with respect to their investment in our stock if the income derived therefrom is “effectively connected” with the foreign investor’s conduct of a trade or business in the United States. A distribution to a foreign investor that is not attributable to gain realized by us from the sale or exchange of a “U.S. real property interest” within the meaning of the Foreign Investment in Real Property Tax Act of 1980, as amended, “FIRPTA” will be treated as an ordinary income distribution to the extent that it is made out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Generally, any ordinary income distribution will be subject to a U.S. withholding tax equal to 30% of the gross amount of the distribution, unless this tax is reduced by the provisions of an applicable treaty. Foreign investors may be subject to FIRPTA tax upon the sale of their shares of our stock. A foreign investor disposing of a U.S. real property interest, including shares of stock of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to FIRPTA tax on the gain recognized on the disposition. Such FIRPTA tax does not apply, however, to the disposition of stock in a REIT if the REIT is “domestically controlled.” A REIT is “domestically controlled” if less than 50% of the REIT’s stock, by value, has been owned directly or indirectly by persons who are not U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT’s existence. While we intend to qualify as “domestically controlled,” we cannot assure you that we will. If we were to fail to so qualify, gain realized by foreign investors on a sale of shares of our stock would be subject to FIRPTA tax, unless the shares of our stock were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 10% of the value of our outstanding common stock. Foreign investors may be subject to FIRPTA tax upon a capital gain dividend. A foreign investor may be subject to FIRPTA tax upon the payment of any capital gain dividend by us if such dividend is attributable to gain from sales or exchanges of U.S. real property interests, unless the shares of our stock were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 10% of the value of our outstanding common stock. We encourage you to consult your own tax advisor to determine the tax consequences applicable to you if you are a foreign investor. We may make distributions consisting of both stock and cash, in which case stockholders may be required to pay income taxes in excess of the cash distributions they receive. We may make distributions that are paid in cash and stock at the election of each stockholder and may distribute other forms of taxable stock dividends. Taxable stockholders receiving such distributions will be required to include the full amount of the distributions as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such distributions in excess of the cash received. If a stockholder sells the stock that it receives in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the distribution, depending on the market price of our stock at the time of the sale. Furthermore, in the case of certain non-U.S. stockholders, we may be required to withhold federal income tax with respect to taxable dividends, including taxable dividends that are paid in stock. In addition, if a significant number of our stockholders decide to sell their shares in order to pay taxes owed with respect to taxable stock dividends, it may put downward pressure on the trading price of our stock. Table of Contents 34

Our stockholders may be restricted from acquiring or transferring certain amounts of our common stock. Certain provisions of the Code and the stock ownership limits in our Charter may inhibit market activity in our capital stock and restrict our business combination opportunities. In order to maintain our qualification as a REIT, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our capital stock under this requirement. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year. To help ensure that we meet these tests, our Charter restricts the acquisition and ownership of shares of our stock. Our Charter, with certain exceptions, authorizes our Board of Directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our Board of Directors, our Charter prohibits any person from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or capital stock. Our Board of Directors may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of ownership limits would result in our failing to maintain our qualification as a REIT. These restrictions on transferability and ownership will not apply, however, if our Board of Directors determines that it is no longer in our best interest to continue to maintain our qualification as a REIT. Risks Related to Our Organization and Structure The Maryland General Corporation Law prohibits certain business combinations, which may make it more difficult for us to be acquired. Under the Maryland General Corporation Law, “business combinations” between a Maryland corporation and an “interested stockholder” or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder became an interested stockholder. These business combinations include a merger, consolidation, share exchange, or in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as (i) any person who beneficially owns 10% or more of the voting power of the then outstanding voting stock of the corporation; or (ii) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board. After the expiration of the five-year period described above, any business combination between the Maryland corporation and an interested stockholder must generally be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: • 80% of the votes entitled to be cast by holders of the then outstanding shares of voting stock of the corporation; and • two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected, or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the Maryland General Corporation Law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The Maryland General Corporation Law also permits various exemptions from these provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution exempted business combinations between us and any other person from these provisions of the Maryland General Corporation Law, provided that the business combination is first approved by our board of directors and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to such business combinations. As a result, any person approved by our board of directors will be able to enter into business combinations with us that may not be in the best interests of our stockholders without compliance by us with the supermajority vote requirements and other provisions of the statute. This resolution, however, may be altered or Table of Contents 35 repealed in whole or in part at any time. If this resolution is repealed, or our board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Stockholders have limited control over changes in our policies and operations. Our board of directors determines our major policies, including those regarding our investment objectives and strategies, financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under our Charter, and bylaws and the Maryland General Corporation Law, our stockholders generally have a right to vote only on the following matters: • the election or removal of directors; • certain mergers, consolidations, statutory share exchanges and transfers of assets; • our dissolution; • adoption, amendment, alteration or repeal of provisions in our bylaws; • the amendment of our charter, except that our board of directors may amend our charter without stockholder approval to: • change our name; • change the name or other designation or the par value of any class or series of stock and the aggregate par value of our stock; • increase or decrease the aggregate number of our authorized shares; • increase or decrease the number of our shares of any class or series of stock that we have the authority to issue; and • effect certain reverse stock splits. All other matters are subject to the discretion of our board of directors. Our authorized but unissued shares of common and preferred stock may prevent a change in our control. Our Charter authorizes us to issue additional authorized but unissued shares of common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our Charter from time to time to increase or decrease the aggregate number of shares of our stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued shares of common or preferred stock into other classes or series of stock and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board of directors may establish a series of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. Because of our holding company structure, we depend on our operating partnership, IROP, and its subsidiaries for cash flow; however, we will be structurally subordinated in right of payment to the obligations of IROP and its subsidiaries. We are a holding company with no business operations of our own. Our only significant asset is and will be the partnership interests in IROP. We conduct, and intend to continue to conduct, all of our business operations through IROP. Accordingly, our only source of cash to pay our obligations is distributions from IROP and its subsidiaries of their net earnings and cash flows. We cannot assure you that IROP or its subsidiaries will be able to, or be permitted to, make distributions to us that will enable us to make distributions to our stockholders from cash flows from operations. Each of IROP’s subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from such entities. In addition, because we are a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations of IROP and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of IROP and its subsidiaries will be able to satisfy your claims as stockholders only after all of our and IROP’s and its subsidiaries’ liabilities and obligations have been paid in full. Table of Contents 36

Our rights and the rights of our stockholders to recover on claims against our directors are limited, which could reduce your and our recovery against them if they negligently cause us to incur losses. The Maryland General Corporation Law provides that a director has no liability in such capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our directors and officers will not be liable to us or our stockholders for monetary damages unless the director or officer actually received an improper benefit or profit in money, property or services, or is adjudged to be liable to us or our stockholders based on a finding that his or her action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. We will indemnify and advance expenses to our directors and officers to the maximum extent permitted by the Maryland General Corporation Law and we are permitted to purchase and maintain insurance or provide similar protection on behalf of any directors, officers, employees and agents, against any liability asserted which was incurred in any such capacity with us or arising out of such status. Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders and provide that claims relating to causes of action under the Securities Act may only be brought in federal district courts, which could limit stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees and could discourage lawsuits against us and our directors, officers and employees. Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in Section 1-101(p) of the Maryland General Corporation Law, or any successor provision thereof, (b) any derivative action or proceeding brought on our behalf, (c) any action asserting a claim of breach of any duty owed by any of our directors or officers or other employees to us or to our stockholders, (d) any action asserting a claim against us or any of our directors or officers or other employees arising pursuant to any provision of the Maryland General Corporation Law or our charter or bylaws, or (e) any other action asserting a claim against us or any of our directors or officers or other employees that is governed by the internal affairs doctrine. General Risk Factors If we are unable to retain or obtain key personnel, our ability to implement our investment strategies could be hindered, which could reduce our ability to make distributions and adversely affect the trading price of our common stock. Our success depends to a significant degree upon the contributions of certain of our officers and our other personnel. If any of our key personnel were to terminate their employment with us, our operating results could suffer. Further, we do not have and do not intend to maintain key person life insurance that would provide us with proceeds in the event of death or disability of any of our key personnel. Moreover, we believe our future success depends upon our ability to hire and retain experienced managerial, operational and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel or that we will not need to incur additional expense to attract and retain such personnel. If we lose or are unable to obtain the services of key personnel, our ability to implement our investment strategies could be delayed or hindered, and the trading price of our common stock may be adversely affected. We may suffer losses that are not covered by insurance. If we suffer losses that are not covered by insurance or that are in excess of our insurance coverage, we could lose invested capital and anticipated profits. We maintain comprehensive insurance for our properties, including casualty, liability, accidental death or injury to persons, fire, extended coverage, terrorism, earthquakes, hurricanes and rental loss customarily obtained for similar properties in amounts which our advisors determine are sufficient to cover reasonably foreseeable losses, and with policy specifications and insured limits that we believe are adequate and appropriate under the circumstances. Material losses may occur in excess of insurance proceeds with respect to any property, and there are types of losses, generally of a catastrophic nature, such as losses due to wars, pollution, environmental matters (such as snow or ice storms, windstorms, tornadoes, hurricanes, earthquakes, flooding or other severe weather) and mold, which are either uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co- payments. Table of Contents 37

We also maintain comprehensive insurance for errors and omissions, cyber security and other corporate events, with policy specifications and insured limits that we believe are adequate and appropriate under the circumstances. Material losses may occur in excess of insurance proceeds with respect thereto which are either uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. We cannot predict whether all of the coverage that we currently maintain will be available to us in the future, or what the future costs or limitations on any coverage that is available to us will be. We rely on third party insurance providers for our property, general liability and worker’s compensation insurance. While there has yet to be any non- performance by these major insurance providers, should any of them experience liquidity issues or other financial distress, it could negatively impact us. In addition, we annually assess our insurance needs based on the cost of coverage and other factors. We may choose to self-insure a greater portion of these risks in the future or may choose to have higher deductibles or lesser policy terms. Changes in U.S. accounting standards may materially and adversely affect our reported results of operations. Accounting for public companies in the United States is in accordance with GAAP, which is established by the Financial Accounting Standards Board (the “FASB”), an independent body whose standards are recognized by the SEC as authoritative for publicly held companies. Uncertainties posed by various initiatives of accounting standard-setting by the FASB and the SEC, which create and interpret applicable accounting standards for U.S. companies, may change the financial accounting and reporting standards or their interpretation and application of these standards that govern the preparation of our financial statements. These changes could have a material impact on our reported financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in potentially material restatements of prior period financial statements. Our use of social media presents risks. Our use of social media could cause us to suffer brand damage or unintended information disclosure. Negative posts or communications about us on a social networking website could damage our reputation. Further, employees or others may disclose non-public information regarding us or our business or otherwise make negative comments regarding us on social networking or other websites, which could adversely affect our business and results of operations. As social media evolves, we will be presented with new risks and challenges. Lawsuits or other legal proceedings could result in substantial costs. We are subject to various lawsuits and other legal proceedings and claims that arise in the ordinary course of our business operations. Although we may have insurance to cover some or all of the costs to defend and settle these suits, we may incur the cost of any uninsured or excess costs thereof. The defense or settlement of any lawsuit or claim may adversely affect our business, financial condition, or results of operations or result in increased insurance premiums. The percentage of ownership of any of our common stockholders may be diluted if we issue new shares of common stock. Stockholders have no rights to buy additional shares of stock if we issue new shares of stock. We may issue common stock, convertible debt or preferred stock pursuant to a public offering or a private placement, to sellers of properties we directly or indirectly acquire instead of, or in addition to, cash consideration. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Any of our common stockholders who do not participate in any future stock issuances will experience dilution in the percentage of the issued and outstanding stock they own. Sales of our common stock, or the perception that such sales will occur, may have adverse effects on our share price. We cannot predict the effect, if any, of future sales of common stock, or the availability of shares for future sales, on the market price of our common stock. Sales of substantial amounts of common stock, including shares of common stock issuable upon the exchange of units of our operating partnership, IROP, that we may issue from time to time, the sale of shares of common stock held by our current stockholders and the sale of any shares we may issue under our long-term incentive plan, or the perception that these sales could occur, may adversely affect prevailing market prices for our common stock. Table of Contents 38

An increase in market interest rates may have an adverse effect on the market price of our common stock. One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution yield, which is our distribution rate as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher distribution yield on our common stock or may seek securities paying higher dividends or interest. The market price of our common stock likely will be based primarily on the earnings that we derive from rental income with respect to our properties and our related distributions to stockholders, and not from the underlying appraised value of the properties themselves. As a result, interest rate fluctuations and capital market conditions are likely to affect the market price of our common stock, and such effects could be significant. For example, if interest rates rise without an increase in our distribution rate, the market price of our common stock could decrease because potential investors may require a higher distribution yield on our common stock as market rates on interest-bearing securities, such as bonds, rise. Some of our distributions may include a return of capital for U.S. federal income tax purposes. Some of our distributions may include a return of capital. To the extent that we decide to make distributions in excess of our current and accumulated earnings and profits, such distributions would generally be considered a return of capital for U.S. federal income tax purposes to the extent of the holder’s adjusted tax basis in its shares, and thereafter as gain on a sale or exchange of such shares. Future issuances of debt securities, which would rank senior to our common stock upon liquidation, or future issuances of preferred equity securities, may adversely affect the trading price of our common stock. In the future, we may issue debt or equity securities or incur other borrowings. Upon our liquidation, holders of our debt securities, other loans and preferred stock will receive a distribution of our available assets before common stockholders. Any preferred stock, if issued, likely will also have a preference on periodic distribution payments, which could eliminate or otherwise limit our ability to make distributions to common stockholders. Common stockholders bear the risk that our future issuances of debt or equity securities or our incurrence of other borrowings may negatively affect the trading price of our common stock. The market prices for our common stock may be volatile. The prices at which our common stock may sell in the public market may be volatile. Fluctuations in the market prices of our common stock may not be correlated in a predictable way to our performance or operating results. The prices at which our common stock trade may fluctuate as a result of factors that are beyond our control or unrelated to our performance or operating results. We have not established a minimum dividend payment level and we cannot assure you of our ability to pay dividends in the future or the amount of any dividends. Our board of directors will determine the amount and timing of distributions. In making this determination, our directors will consider all relevant factors, including REIT minimum distribution requirements, the amount of core funds from operation, restrictions under Maryland law, capital expenditures and reserve requirements and general operational requirements. We cannot assure you that we will be able to make distributions in the future or in amounts similar to our past distributions. We may need to fund distributions through borrowings, returning capital or selling assets, which may be available only at commercially unattractive terms, if at all. Any of the foregoing could adversely affect the market price of our common stock. Social, political and economic changes or instability, or other circumstances beyond our control could affect our business operations. Our business may be adversely affected by social, political and economic instability, unrest or disruption, including legal, regulatory and policy changes by a new presidential administration in the U.S., protests, demonstrations, strikes, riots, civil disturbance, disobedience, insurrection, or social and other political unrest. Such events may result in restrictions, curfews or other actions and give rise to significant changes in regional and global economic conditions and cycles, which may adversely affect our financial condition and operations. Table of Contents 39

Changes in federal policy, including tax policies, and at regulatory agencies occur over time through policy and personnel changes following elections, which can lead to changes involving the level of oversight and focus on certain industries and corporate entities. The nature, timing, and economic and political effects of potential changes to the current legal and regulatory frameworks affecting the real estate industry remain highly uncertain. Additionally, changes in federal policy that affect the geopolitical landscape, such as the imposition of tariffs and changes to U.S. trade policy, have, and could in the future, lead to adverse effects on the U.S. domestic economy and our business operations. ITEM 1B. Unresolved Staff Comments None. ITEM 1C. Cybersecurity Risk Management and Strategy Our corporate information technology, communication networks, enterprise applications, accounting and financial reporting platforms, and related systems, and those that we offer to our residents are necessary for the operation of our business. We use these systems, among others, to manage our resident and vendor relationships, for internal communications, for accounting to operate record-keeping function, and for many other key aspects of our business. Our business operations rely on the secure collection, storage, transmission, and other processing of proprietary, confidential, and sensitive data. In recent years, cybersecurity attacks have increased on businesses as cyber criminals seek to gain access to sensitive information and use it for their personal or financial gain. We continuously seek to implement advanced technologies to strengthen our infrastructure, monitor for threats, and evaluate our capability to respond to incidents in order to minimize the potential impact to our systems, data, and operations. We rely on a multidisciplinary team, including our information security personnel, legal department, management, and third-party service providers, as described further below, to identify, assess, and manage cybersecurity threats and risks. We identify and assess risks from cybersecurity threats by monitoring and evaluating our threat environment and our risk profile using various methods including, for example, using manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and threat actors, conducting scans of the threat environment, evaluating our industry’s risk profile, utilizing internal and external audits, and conducting threat and vulnerability assessments. We perform simulations and drills for responding to cybersecurity threats at both a technical and management level. We incorporate external expertise and reviews in all aspects of our cybersecurity program. All of our employees receive annual cybersecurity awareness training. Management, in coordination with our information technology department, is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company’s overall risk management strategy by educating, and communicating key priorities such as potential threat awareness, vendor scrutiny and device security to relevant personnel. Management is also responsible for approving budgets, approving cybersecurity processes, and reviewing cybersecurity assessments and other cybersecurity-related matters. We also work with third parties that assist us in identifying, assessing, and managing cybersecurity risks, including professional services firms, consulting firms, threat intelligence service providers, and penetration testing firms. We seek to engage reliable, reputable service providers that maintain cybersecurity programs. Depending on the nature of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our vendor management process may include reviewing the cybersecurity practices of such provider, contractually imposing certain obligations on the provider, conducting security assessments, and conducting periodic reassessments during their engagement. We have experienced various types of cyber-attack incidents which, to date, have been contained and did not have a material impact on our business strategy, results of operations or financial condition. As a result of such incidents, we continue to implement new controls, governance, technical protections, and other procedures to mitigate and prevent future incidents. We have a cybersecurity committee that is composed of our Executive Vice President of Technology, our Director of Information Technology and our General Counsel. The committee meets quarterly to review any incidents and incident responses and reports its findings to the President and Chief Financial Officer. We may incur substantial costs and suffer other negative consequences such as liability, reputational harm and significant remediation costs and experience Table of Contents 40 material harm to our business and financial results if we, or our vendors or suppliers fall victim to other successful cyber- attacks. Governance Our Board of Directors holds oversight responsibility over the Company’s strategy and risk management, including material risks related to cybersecurity threats. This oversight is executed directly by the Board of Directors and through its committees. Our Audit Committee oversees risks and exposures associated with financial matters, particularly financial reporting, tax (including compliance with REIT rules), accounting, disclosure, internal control over financial reporting, cybersecurity, financial policies, investment guidelines, development and leasing, and credit and liquidity matters. In addition, the Risk Committee oversees our enterprise risk management practices to ensure that we are equipped to anticipate, identify, prioritize, and manage material risks to the Company. Our Risk Committee assists our Board of Directors in its oversight of our enterprise risk management framework, including cybersecurity, our overall risk-taking tolerance and our management of financial, reputational and operational risk. Within the principal functions of the Risk Committee are its responsibilities in overseeing cybersecurity risk, information security, and technology risk, as a well as management’s actions to identify, assess, mitigate, and remediate material issues. On a quarterly basis, our Executive Vice President of Technology provides information to our President and Chief Financial Officer, who reports to our Chief Executive Officer and the Risk Committee on our cybersecurity risk capabilities and threats. Our Executive Vice President of Technology has extensive cybersecurity knowledge and skills gained from over six years of work experience on the security team at IRT and an extensive career in the technology and cybersecurity industries. Our Executive Vice President of Technology heads the team responsible for implementing and maintaining cybersecurity and data protection practices at IRT and reports directly to the President and Chief Financial Officer. Table of Contents 41

Table of Contents

ITEM 2. *Properties*

We hold fee title to all of the multifamily properties in our portfolio (other than four properties owned by unconsolidated joint ventures in which we hold interests and one development property). The following table presents an overview of our consolidated portfolio as of December 31, 2024:

Market	Property Count	Units (a)	Gross Cost	Accumulated Depreciation	Net Book Value	Period End Occupancy (b)	Average Occupancy (c)	Average Effective Rent per Occupied Unit (d)
Atlanta, GA	13	5,180	$ 1,107,680	$ (124,992)	$ 982,688	93.8%	93.8%	$ 1,599
Austin, TX	1	256	60,302	(6,152)	54,150	96.5%	96.5%	1,791
Birmingham, AL	1	720	122,694	(12,582)	110,112	96.1%	96.1%	1,425
Charleston, SC	2	518	82,210	(17,489)	64,721	95.7%	95.7%	1,739
Charlotte, NC	4	1,014	262,601	(19,508)	243,093	93.6%	93.6%	1,562
Cincinnati, OH	2	542	124,877	(10,806)	114,071	96.8%	96.8%	1,624
Columbus, OH	10	2,510	380,928	(53,930)	326,998	95.6%	95.6%	1,511
Dallas, TX	14	4,007	880,188	(93,128)	787,060	96.5%	96.5%	1,809
Denver, CO	7	1,722	495,388	(38,339)	457,049	95.0%	95.0%	1,775
Greenville, SC	1	702	126,274	(11,283)	114,991	92.8%	92.8%	1,290
Houston, TX	5	1,308	214,977	(18,267)	196,710	96.6%	96.6%	1,432
Huntsville, AL	4	1,051	241,595	(20,027)	221,568	95.7%	95.7%	1,456
Indianapolis, IN	7	1,979	294,522	(36,802)	257,720	95.3%	95.3%	1,435
Lexington, KY	3	886	163,697	(14,278)	149,419	96.8%	96.8%	1,408
Louisville, KY	4	1,150	143,283	(35,057)	108,226	96.8%	96.8%	1,330
Memphis, TN	4	1,383	160,408	(42,175)	118,233	94.7%	94.7%	1,495
Myrtle Beach, SC - Wilmington, NC	3	628	68,341	(13,111)	55,230	94.3%	94.3%	1,396
Nashville, TN	5	1,508	375,025	(32,435)	342,590	96.0%	96.0%	1,627
Oklahoma City, OK	8	2,147	337,446	(42,305)	295,141	96.3%	96.3%	1,228
Orlando, FL	2	617	132,879	(11,243)	121,636	94.0%	94.0%	1,840
Raleigh - Durham, NC	6	1,690	254,625	(50,440)	204,185	94.2%	94.2%	1,553
San Antonio, TX	1	306	57,527	(5,107)	52,420	98.0%	98.0%	1,444
Tampa-St. Petersburg, FL	6	1,791	399,163	(44,083)	355,080	96.1%	96.1%	1,963
TOTAL	**113**	**33,615**	**$ 6,486,630**	**$ (753,539)**	**$ 5,733,091**	**95.4%**	**95.4%**	**$ 1,572**

(a) Units represent the total number of units available for rent at December 31, 2024.

(b) Period end occupancy for each of our properties is calculated as (i) total units rented as of December 31, 2024 divided by (ii) total units available for rent as of December 31, 2024, expressed as a percentage.

(c) Average occupancy represents the daily average occupancy of available units for the three-month period ended December 31, 2024.

(d) Average effective monthly rent, per unit, represents the average monthly rent for all occupied units for the three-month period ended December 31, 2024.

Additional information on our consolidated properties is contained in "Schedule III - Real Estate and Accumulated Depreciation" in this Annual Report on Form 10-K, which is incorporated herein by reference.

ITEM 3. *Legal Proceedings*

We are subject to various legal proceedings and claims that arise in the ordinary course of our business operations. Matters which arise out of allegations of bodily injury, property damage, and employment practices are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, we currently believe the final outcome of such matters will not have a material adverse effect on our financial position, results of operations or cash flows.

Starting around November 2022, putative class action representatives began filing complaints in various United States District Courts across the country naming as defendants RealPage, Inc. ("RealPage"), a seller of revenue

42

management products, and approximately 50 defendants who own and/or manage multifamily residential rental housing, alleging that the defendants conspired to fix, raise, maintain, and stabilize rent prices in violation of Section 1 of the Sherman Act and requesting damages thereunder. Some of the complaints, including one filed on November 14, 2022 in the U.S. District Court for the Northern District of Illinois, named us as one of the defendants, and others did not. On April 10, 2023, the United States Judicial Panel on Multidistrict Litigation issued an order transferring the cases to the United States District Court for the Middle District of Tennessee for coordinated and consolidated pretrial proceedings, where plaintiffs filed a consolidated complaint. We filed an answer to the consolidated complaint and asserted affirmative defenses. We deny all allegations of wrongdoing and are currently defending, and will continue to defend against these claims vigorously. ITEM 4. Mine Safety Disclosures Not applicable. Table of Contents 43

Table of Contents

PART II

ITEM 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information; Holders

Our common stock is listed and traded on the New York Stock Exchange ("NYSE") under the symbol "IRT". At the close of business on February 13, 2025, the closing price for our common stock on the NYSE was $20.51 per share and there were 4,685 holders of record, one of which is the holder for all beneficial owners who hold in street name.

Dividends

Our quarterly dividend rate is currently $0.16 per common share. Our Board of Directors reviews and declares the dividend rate quarterly. Actual dividends paid by us will be affected by a number of factors, including, but not limited to, the revenues received from our multifamily communities, our operating expenses, the interest expense incurred on borrowings and anticipated capital expenditures. We expect to make future quarterly distributions to stockholders; however, future distributions will be at the discretion of our Board of Directors and will depend on our actual funds from operations, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code (see "Business - Qualification as a Real Estate Investment Trust" above) and such other factors as our Board of Directors deems relevant.

PERFORMANCE GRAPH

The following graph compares the index of the cumulative total stockholder return on our common stock for the measurement period beginning December 31, 2019 and ending December 31, 2024 with the cumulative total returns of the National Association of Real Estate Investment Trusts (NAREIT) Equity REIT index and the Russell 3000 Index. The following graph assumes that each index was 100 on the initial day of the relevant measurement period and that all dividends were reinvested.


CUMULATIVE TOTAL SHAREHOLDER RETURN INDEX
200
150
100

	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
IRT	100.00	100.23	197.63	132.65	125.18	167.97
Russell 3000	100.00	120.83	151.72	122.50	154.25	190.83
NAREIT Equity	100.00	94.88	134.06	100.62	112.04	117.56

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Unregistered Sales of Equity Securities As of January 1, 2024, an aggregate of 5,946,571 IROP units were outstanding and held by unaffiliated third parties. As discussed above, holders of IROP units may tender their units to us for cash in an amount equal to the market price (based on a trailing average computation) of an equivalent number of shares of IRT common stock at the time we receive notice of the exchange. We have the option, in lieu of paying cash, to settle the exchange for a number of shares of IRT common stock equal to the number of IROP units tendered for exchange. On February 6, 2024, we issued 4,928 shares of common stock in exchange for an equal number of IROP units. Our issuances of shares of common stock were exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended. As a result of the foregoing exchange of IROP units, an aggregate of 5,941,643 IROP units held by unaffiliated third parties were outstanding at December 31, 2024 and as of February 13, 2025. Issuer Purchases of Equity Securities None. ITEM 6. Reserved ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to help provide an understanding of our business, financial condition and results of operations. This MD&A should be read in conjunction with our Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements included elsewhere in this report. This report, including the following MD&A, contains forward-looking statements regarding future events or trends that are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. We assume no obligation to update or supplement forward-looking statements because of subsequent events. Actual results may differ materially from the anticipated results discussed in these forward-looking statements. Factors which may cause our actual results or performance to differ materially from those contemplated by forward-looking statements include, but are not limited to, the following: • Unfavorable changes in economic conditions, either nationally or regionally in one or more of the markets in which we operate, could adversely impact us; • Short-term leases expose us to the effects of declining rents; • Competition could limit our ability to lease our units or increase or maintain rental income; • Redevelopment risks could impact our profitability; • Impairment charges; • Labor and materials required for maintenance, repair, renovation or capital expenditure may be more expensive than anticipated or significantly delayed; • Competition could adversely affect our ability to acquire properties; • Our acquisition strategy may not produce the cash flows expected; • Failure to qualify as a REIT could have adverse consequences; • Litigation risks could affect our business; • A cybersecurity incident and other technology disruptions could negatively impact our business; • Damage from catastrophic weather and other natural events could result in losses; • Volatility in capital markets may result in fluctuations in our share price; • Debt financing and other required capital may not be available to us or may only be available on adverse terms; • Substantial inflationary or deflationary pressures could adversely affect our financial condition or results of operations; • Rising interest rates could both increase our borrowing costs, thereby adversely affecting our cash flows and the amounts available for distribution to our stockholders, and decrease our share price, if investors seek higher yields through other investments; Table of Contents 45

• Failure to hedge effectively against interest rates may adversely affect results of operations; and • Additional factors as discussed in Item 1A. “Risk Factors”. Forward-looking statements and related uncertainties are also included in the Notes to Consolidated Financial Statements in this report. Overview See Item 1. Business for an overview of our company. Business Objective and Investment Strategies See Item 1. Business for discussion regarding our business objective and investment strategies and for an additional discussion regarding developments in our business during 2024. Table of Contents 46

Table of Contents

Results of Operations

The following discussion is based on our Consolidated Financial Statements for the years ended December 31, 2024 and 2023. Refer to Item 7, "Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2023 for a comparison of the year ended December 31, 2023 to the year ended December 31, 2022.

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

	SAME-STORE PROPERTIES				NON SAME-STORE PROPERTIES				CONSOLIDATED			
(Dollars in thousands except per unit data)	2024	2023	Increase (Decrease)	% Change	2024	2023	Increase (Decrease)	% Change	2024	2023	Increase (Decrease)	% Change
Statistical Property Data:												
Number of properties (1)	107	107	—	—	6	9	(3)	(33.3)%	113	116	(3)	(2.6)%
Number of units (1)	31,433	31,433	—	—	2,182	2,998	(816)	(27.2)%	33,615	34,431	(816)	(2.4)%
Average occupancy (1)(2)	95.2%	94.1%	1.1%	1.1%	92.4%	93.5%	(1.1)%	(1.2)%	95.0%	94.0%	1.0%	1.1%
Average effective monthly rent, per unit (1)(2)	$1,563	$1,543	$20	1.3%	$1,616	$1,617	$(1)	(0.1)%	$1,572	$1,543	$29	1.9%
Revenue:												
Rental and other property revenue	$602,584	$585,277	$17,307	3.0%	$36,329	$74,564	$(38,235)	(51.3)%	$638,913	$659,841	$(20,928)	(3.2)%
Expenses:												
Property operating expenses	221,000	215,697	5,303	2.5%	14,588	28,633	(14,045)	(49.1)%	235,588	244,330	(8,742)	(3.6)%
Net Operating Income	$381,584	$369,580	$12,004	3.2%	$21,741	$45,931	$(24,190)	(52.7)%	$403,325	$415,511	$(12,186)	(2.9)%
Other Revenue:												
Other revenue									$1,122	$1,142	$(20)	(1.8)%
Corporate and other expenses:												
Property management expenses									29,923	27,081	2,842	10.5%
General and administrative expenses									24,245	22,766	1,479	6.5%
Depreciation and amortization expense									220,854	218,968	1,886	0.9%
Casualty losses									3,935	925	3,010	325.4%
Interest expense									(76,141)	(89,921)	13,780	(15.3)%
(Loss on impairment) gain on sale of real estate assets, net									(9,862)	(66,547)	56,685	(85.2)%
(Gain) loss on extinguishment of debt									200	(124)	324	-261.3%
Other (loss) income, net									(1)	(427)	426	(99.8)%
Income (loss) from investments in unconsolidated real estate entities									347	(4,488)	4,835	(107.7)%
Restructuring costs									—	(3,213)	3,213	(100.0)%
Net income (loss)									40,033	(17,807)	57,840	(324.8)%
(Income) loss allocated to noncontrolling interests									(742)	580	(1,322)	(227.9)%
Net income (loss) available to common shares									$39,291	$(17,227)	$56,518	(328.1)%

(1) Excludes our one development project. See Non-GAAP Financial Measures for our definition of a development property and our methodology for determining same-store properties.

(2) Excludes one former development project that reached overall occupancy of 90.0% during the three months ended December 31, 2024.

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Revenue Rental and other property revenue. Rental and other property revenue decreased $20.9 million to $638.9 million for the year ended December 31, 2024 from $659.8 million for the year ended December 31, 2023. The decrease was primarily attributable to a $38.2 million decrease in non same-store rental and other property revenue driven by the sale of ten properties under the Portfolio Optimization and Deleveraging Strategy. This decrease in non same-store rental and other property revenue was partially offset by an increase in same-store rental and other property revenue of $17.3 million driven by a 1.3% increase in average effective monthly rents and a 1.1% increase in average occupancy compared to the prior year period. Expenses Property operating expenses. Property operating expenses decreased $8.7 million to $235.6 million for the year ended December 31, 2024 from $244.3 million for the year ended December 31, 2023. The decrease was primarily due to a $14.0 million decrease in non same-store property operating expenses, due to the sale of ten properties under our Portfolio Optimization and Deleveraging Strategy partially offset by a $5.3 million increase in same-store property operating expenses primarily due to higher personnel expenses, utilities, advertising, and property insurance, partially offset by a decrease in real estate taxes. Same-store advertising expenses increased 19.5% during the year ended December 31, 2024 compared to the prior year period, as we increased investment in our brand. Property management expenses. Property management expenses increased $2.8 million to $29.9 million for the year ended December 31, 2024 from $27.1 million for the year ended December 31, 2023. The increase was primarily due to higher personnel costs primarily driven by employee retention credits recognized in 2023 and higher software costs driven by centralization efforts. General and administrative expenses. General and administrative expenses increased $1.5 million to $24.2 million for the year ended December 31, 2024 from $22.8 million for the year ended December 31, 2023. The increase was primarily due to the prior year period including the reversal of stock compensation and bonus expense related to executive departures that occurred in 2023 and employee retention credits recognized in 2023. Depreciation and amortization expense. Depreciation and amortization expense increased $1.9 million to $220.9 million for the year ended December 31, 2024 from $219.0 million for the year ended December 31, 2023. The increase was primarily due to higher intangible asset amortization expenses during the year ended December 31, 2024, compared to the prior year. This was partially offset by lower depreciation expenses from properties sold in 2024. Casualty losses (gains), net. During the year ended December 31, 2024, we incurred $3.9 million in net casualty losses due to winter storm damage and fire at various properties where the carrying value of the damage exceeded insurance proceeds due to policy deductibles. During the year ended December 31, 2023, we incurred $0.9 million in net casualty losses due to fires at three properties and winter storm damage at various properties where the carrying value of the damage exceeded insurance proceeds due to policy deductible levels. Interest expense. Interest expense decreased $13.8 million to $76.1 million for the year ended December 31, 2024 from $89.9 million for the year ended December 31, 2023. The decrease was primarily driven by the reduction of debt associated with the sale of ten properties under the Portfolio Optimization and Deleveraging Strategy, partially offset by a 0.1% increase in our weighted average effective interest rate from 4.2% for the full year 2023 to 4.3% for the full year 2024. (Loss on impairment) gain on sale of real estate assets, net. During the year ended December 31, 2024, we sold seven multifamily properties resulting in a gain on sale of $11.1 million. In addition, as of December 31, 2024, we identified one multifamily property as held for sale and recorded a loss on impairment of $21.0 million as a result of the carrying value of the real estate exceeding the expected sales price, less transaction costs. During the year ended December 31, 2023, we sold five multifamily properties resulting in a loss on impairment of $33.5 million. In addition, as of December 31, 2023, we identified six multifamily properties as held for sale and recorded a loss on impairment of $33.0 million as a result of the carrying value of the real estate exceeding the expected sales price, less transaction costs. Income (loss) from investments in unconsolidated real estate entities. Income (loss) from investments in unconsolidated real estate entities increased $4.8 million to a $0.3 million gain for the year ended December 31, 2024, from $4.5 million loss for the year ended December 31, 2023, primarily due to an increase in our proportionate share of net Table of Contents 48 earnings of unconsolidated real estate entities, which primarily included a gain from the liquidation of one of our unconsolidated real estate entities partially offset by the operating losses of the unconsolidated real estate entities. Restructuring costs. We incurred no restructuring costs during the year ended December 31, 2024. During the year ended December 31, 2023, we incurred approximately $3.2 million of severance costs related to the reorganization of certain departments that impacted a limited number of employees. Non-GAAP Financial Measures Funds from Operations (FFO) and Core Funds from Operations (CFFO) We believe that FFO and CFFO, each of which is a non-GAAP financial measure, are additional appropriate measures of the operating performance of a REIT and us in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”), as net income or loss allocated to common shares (computed in accordance with GAAP), excluding real estate-related depreciation and amortization expense, loss on impairment (gain on sale) of real estate and the cumulative effect of changes in accounting principles. While our calculation of FFO is in accordance with NAREIT’s definition, it may differ from the methodology for calculating FFO utilized by other REITs and, accordingly, may not be comparable to FFO computations of such other REITs. CFFO is a computation made by analysts and investors to measure a real estate company’s operating performance by removing the effect of items that do not reflect ongoing property operations, including depreciation and amortization of other items not included in FFO, and other non-cash or non-operating gains or losses related to items such as casualty (gains) losses, loan premium accretion and discount amortization, debt extinguishment costs, merger and integration costs, and restructuring costs from the determination of FFO. Our calculation of CFFO may differ from the methodology used for calculating CFFO by other REITs and, accordingly, our CFFO may not be comparable to CFFO reported by other REITs. Our management utilizes FFO and CFFO as measures of our operating performance, and believe they are also useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash or non-recurring items that are required by GAAP to be expensed but may not necessarily be indicative of current operating performance and our operating performance between periods. Furthermore, although FFO, CFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we believe that FFO and CFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs. Neither FFO nor CFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and CFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Accordingly, FFO and CFFO do not measure whether cash flow is sufficient to fund all of our cash needs, including principal amortization and capital improvements. Neither FFO nor CFFO should be considered as an alternative to net income or any other GAAP measurement as an indicator of our operating performance or as an alternative to cash flow from operating, investing, and financing activities as a measure of our liquidity. Table of Contents 49

Table of Contents

Set forth below is a reconciliation of net income (loss) to FFO and CFFO for the years ended December 31, 2024, 2023 and 2022 (in thousands, except share and per share information):

	For the Year Ended December 31, 2024		For the Year Ended December 31, 2023		For the Year Ended December 31, 2022	
	Amount	Per Share (1)	Amount	Per Share (1)	Amount	Per Share (1)
Net income (loss)	$ 40,033	$ 0.17	$ (17,807)	$ (0.08)	$ 120,659	$ 0.53
Adjustments:						
Real estate depreciation and amortization	219,360	0.95	217,716	0.94	251,545	1.10
Our share of real estate depreciation and amortization from investments in unconsolidated real estate entities	1,581	0.01	2,115	0.01	2,320	0.01
Loss on impairment (gain on sale) of real estate assets, net, excluding prepayment gains	11,815	0.05	68,447	0.30	(111,347)	(0.49)
FFO	$ 272,789	$ 1.18	$ 270,471	$ 1.17	$ 263,177	$ 1.15
FFO	$ 272,789	$ 1.18	$ 270,471	$ 1.17	$ 263,177	$ 1.15
Adjustments:						
Other depreciation and amortization	1,493	0.01	1,252	0.01	1,304	0.01
Casualty losses (gains), net	3,935	0.02	925	0.01	(8,866)	(0.04)
Loan (premium accretion) discount amortization, net	(9,167)	(0.04)	(10,899)	(0.04)	(11,005)	(0.05)
Prepayment (gains) losses on asset dispositions	(1,953)	(0.01)	(1,900)	(0.01)	(409)	—
(Gain) loss on extinguishment of debt	(200)	—	124	—	—	—
Other expense (income)	1	—	743	—	(2,298)	(0.01)
Merger and integration costs	—	—	—	—	5,505	0.02
Restructuring costs	—	—	3,213	0.01	—	—
CFFO	$ 266,898	$ 1.16	$ 263,929	$ 1.15	$ 247,408	$ 1.08

(1) Based on 230,741,085, 230,364,184, and 228,452,958 weighted average shares and units outstanding for the years ended December 31, 2024, 2023, and 2022, respectively.

Same-Store Properties and Same-Store Portfolio

We review our same-store portfolio at the beginning of each calendar year. Properties are added into the same-store portfolio if they were owned and not a development property at the beginning of the previous year. Properties that are held for sale or have been sold are excluded from the same-store portfolio.

Non Same-Store Properties and Non Same-Store Portfolio

Properties that did not meet the definition of a same-store property as of the beginning of the previous year are added into the non same-store portfolio.

Development Property

A development property is a property that is either currently under development or is in lease-up prior to reaching overall occupancy of 90%.

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Same-Store Portfolio Net Operating Income We believe that Net Operating Income (“NOI”), a non-GAAP financial measure, is a useful supplemental measure of our operating performance. We define NOI as total property revenues less total property operating expenses, excluding interest expenses, depreciation and amortization, casualty related costs and gains, property management expenses, general and administrative expense, net gains on sale of assets, merger and integration costs, and restructuring costs. Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to other REITs. We believe that this measure provides an operating perspective not immediately apparent from GAAP operating income or net income insofar as the measure reflects only operating income and expense at the property level. We use NOI to evaluate our performance on a same-store and non same-store basis because NOI measures the core operations of property performance by excluding corporate level expenses, financing expenses, and other items not related to property operating performance and captures trends in rental housing and property operating expenses. However, NOI should only be used as an alternative measure of our financial performance. Set forth below is a reconciliation of GAAP net income (loss) to Same-Store Portfolio(a) NOI for the years ended December 31, 2024 and 2023 (in thousands): Year Ended December 31, 2024 2023 % change Net income (loss) $ 40,033 $ (17,807) 324.8 % Other revenue (1,122) (1,142) (1.8) % Property management expenses 29,923 27,081 10.5 % General and administrative expenses 24,245 22,766 6.5 % Depreciation and amortization expense 220,854 218,968 0.9 % Casualty losses 3,935 925 325.4 % Interest expense 76,141 89,921 (15.3) % Loss on impairment (gain on sale) of real estate assets, net 9,862 66,547 (85.2) % (Gain) loss on extinguishment of debt (200) 124 (261.3) % Other loss (income), net 1 427 (99.8) % (Income) loss from investments in unconsolidated real estate entities (347) 4,488 107.7 % Restructuring costs — 3,213 (100.0) % NOI 403,325 415,511 (2.9) % Less: Non same-store portfolio NOI 21,741 45,931 (52.7) % Same-store portfolio(a) NOI $ 381,584 $ 369,580 3.2% (a) Same-Store Portfolio for the years ended December 31, 2024 and 2023 included 107 properties containing 31,433 units. Table of Contents 51

Set forth below is Same-Store Portfolio (a) NOI for the years ended December 31, 2024 and 2023 (in thousands, except per unit data): Year Ended December 31, 2024 2023 % change Revenue: Rental and other property revenue $ 602,584 $ 585,277 3.0 % Property Operating Expenses Real estate taxes 69,863 72,518 (3.7) % Property insurance 15,698 14,618 7.4 % Personnel expenses 49,504 45,592 8.6 % Utilities 30,210 28,296 6.8 % Repairs and maintenance 19,791 20,122 (1.6) % Contract services 21,846 21,584 1.2 % Advertising expenses 7,578 6,342 19.5 % Other expenses 6,510 6,625 (1.7) % Total property operating expenses 221,000 215,697 2.5 % Same-store portfolio(a) NOI $ 381,584 $ 369,580 3.2 % Same-store portfolio NOI Margin 63.3% 63.1% 0.2 % Average Occupancy 95.2% 94.1% 1.1 % Average effective monthly rent, per unit $ 1,563 $ 1,543 1.3% (a) Same-Store Portfolio for the years ended December 31, 2024 and 2023 included 107 properties containing 31,433 units. Liquidity and Capital Resources Overview Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain investments, pay distributions and other general business needs. We believe our available cash balances, financing arrangements and cash flows from operations will be sufficient to fund our liquidity requirements with respect to our existing portfolio for the next 12 months and the foreseeable future. Our primary cash requirements are to: • make investments, continue our value add initiatives, and improve the quality and performance of our properties; • repay our indebtedness; • fund costs necessary to maintain our properties; • continue funding our current real estate developments until completion; • pay our operating expenses; and • distribute a minimum of 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gain) and to make investments in a manner that enables us to maintain our qualification as a REIT. We intend to meet our liquidity requirements primarily through a combination of one or more of the following: • the use of our cash and cash equivalents of $21.2 million as of December 31, 2024; • existing and future unsecured financing, including advances under our unsecured revolver, and financing secured directly or indirectly by the apartment properties in our portfolio; Table of Contents 52

• cash generated from operating activities; • net cash proceeds from property sales, including sales undertaken as part of our capital recycling strategy, Portfolio Optimization and Deleveraging Strategy, and other sales; and • proceeds from the sales of our common stock and other equity securities, including common stock that may be sold under our 2023 ATM Program (as defined below). We continue to seek to reduce our leverage ratio over time through the execution of various strategies. These strategies include using the proceeds from sales of properties which are outside our core geographic footprint in the Southeastern United States or which we believe have limited potential for further improvements to their operating results to repay a portion of our indebtedness or to acquire new properties at a lower leverage and selectively raising capital through the sale of common stock under our 2023 ATM Program and re-investing the proceeds into our value add initiatives in order to increase our portfolio’s gross asset value. We have successfully continued to implement these strategies to reduce our leverage and reduce our exposure to short term indebtedness. Stock Repurchase Program On May 18, 2022, our Board of Directors authorized a common stock repurchase program (the “Stock Repurchase Program”) covering up to $250 million in shares of our common stock. Under the Stock Repurchase Program, we, in our discretion, may purchase our shares from time to time in the open market or in privately negotiated transactions. The amount and timing of the purchases will depend on a number of factors, including the price and availability of our shares, trading volumes and general market conditions. The Stock Repurchase Program has no time limit and may be suspended or discontinued at any time. During the year ended December 31, 2024, we had no repurchases of shares under the Stock Repurchase Program. Cash Flows As of December 31, 2024 and 2023, we maintained cash, cash equivalents, and restricted cash of approximately $43.5 million and $50.7 million, respectively. Our cash and cash equivalents were generated from the following activities (dollars in thousands): For the Years Ended December 31, 2024 2023 2022 Cash flows provided by operating activities $ 259,753 $ 262,170 $ 249,537 Cash flows used in investing activities (20,605) (1,712) (135,766) Cash flows used in financing activities (246,428) (253,743) (135,425) Net change in cash and cash equivalents, and restricted cash (7,280) 6,715 (21,654) Cash and cash equivalents, and restricted cash, beginning of period 50,732 44,017 65,671 Cash and cash equivalents, and restricted cash, end of the period $ 43,452 $ 50,732 $ 44,017 Our cash flows provided by operating activities during the years ended December 31, 2024, 2023 and 2022 were primarily driven by the ongoing operations of our properties. Our cash flows used in investing activities during the year ended December 31, 2024 were primarily driven by $238.6 million of outflows related to the acquisitions of three multifamily apartment communities, $118.3 million of capital expenditures, $56.8 million in additions to real estate under development, and $11.6 million of outflows related to our investments in four unconsolidated real estate entities, partially offset by $390.9 million of inflows from property dispositions, $9.1 million in return of investments in unconsolidated real estate entities and $4.7 million in proceeds from insurance claims. Our cash flows used in investing activities during the year ended December 31, 2023 were primarily driven by $146.6 million of capital expenditures, $66.2 million in additions to real estate under development, and $26.0 million of outflows related to our investments in four unconsolidated real estate entities, partially offset by $230.8 million of inflows from property dispositions and $4.2 million in proceeds from insurance claims. Table of Contents 53

Our cash flows used in investing activities during the year ended December 31, 2022 were primarily driven by $201.8 million of outflows related to the acquisitions of three multifamily apartment communities, $84.0 million of capital expenditures, $61.8 million in additions to real estate under development, and $60.8 million of outflows related to our investment in five unconsolidated real estate entities, partially offset by $253.6 million of inflows from property dispositions and $15.6 million in proceeds from insurance claims. Our cash flows used in financing activities during the year ended December 31, 2024 were primarily driven by mortgage principal repayments of $314.1 million, distributions of $147.8 million, and repayments under our credit facilities, net of new borrowings of $40.7 million, partially offset by $150.0 million of proceeds from our private placement of unsecured notes, and $111.3 million of proceeds from the issuance of common stock in connection with our recent public equity offering. Our cash flows used in financing activities during the year ended December 31, 2023 were primarily driven by distributions of $138.5 million and mortgage principal repayments of $129.6 million partially offset by new borrowings on the unsecured revolver, net of repayments of $19.7 million. Our cash flows used in financing activities during the year ended December 31, 2022 were primarily driven by distributions on our common stock of $105.8 million, and mortgage principal repayments of $53.4 million partially offset by proceeds from the issuance of common stock of $48.7 million. Capitalization Expanded Unsecured Revolver On January 8, 2025, IROP entered into the Fifth Amended and Restated Credit Agreement (the “Fifth Restated Credit Agreement”) by and among IROP, as borrower, IRT as parent guarantor, KeyBank National Association, as administrative agent, and the other agents and lender parties thereto,which amended and restated in its entirety the Fourth Amended and Restated Credit Agreement dated as of July 25, 2022 (the “Fourth Restated Credit Agreement”). The Fourth Restated Credit Agreement provided for a $500.0 million unsecured revolving credit facility (the “Unsecured Revolver”) with a January 31, 2026 scheduled maturity date and two unsecured term loans, specifically: (i) a $200.0 million term loan with a May 18, 2026 maturity date (the “2026 Term Loan”) and (ii) a $400.0 million term loan with a January 28, 2028 maturity date (the “2028 Term Loan”). The Fifth Restated Credit Agreement increases the maximum principal amount of the Unsecured Revolver to $750.0 million, which represents an increase of $250.0 million over the Fourth Restated Credit Agreement, and extends its maturity date until January 8, 2029. The Fifth Restated Credit Agreement also releases the Subsidiary Guarantors which were parties to the Fourth Restated Credit Agreement. The Fifth Restated Credit Agreement increases the aggregate amount of borrowings under the credit agreement to $1.35 billion and permits IROP to request an increase in such aggregate amount to up to $2.0 billion subject to certain terms and conditions, including receipt of commitments from one or more lenders, whether or not currently parties to the Fifth Restated Credit Agreement, to provide such increased amounts, which increase may be allocated, at IROP’s option, to the Unsecured Revolver and/or to one or more of the Term Loans, in accordance with the Restated Credit Agreement. Borrowings under the 2026 Term Loan bear interest at a rate equal to either (i) the SOFR rate plus a margin of 80 to 160 basis points, or (ii) a base rate plus a margin of 0 to 60 basis points. These margins represent a 5-basis point decrease from those applicable to the 2026 Term Loan. The margin for borrowings under the Unsecured Revolver and the 2028 Term Loan remain unchanged, with (1) Unsecured Revolver borrowings bearing interest at a rate equal to either (i) the SOFR rate plus a margin of 72.5 to 140 basis points, or (ii) a base rate plus a margin of 0 to 40 basis points; and (2) 2028 Term Loan borrowings bearing interest at a rate equal to either (i) the SOFR rate plus a margin of 80 to 160 basis points, or (ii) a base rate plus a margin of 0 to 60 basis points. The applicable margin will be determined based upon IRT’s credit rating. At the time of closing, based on IRT’s credit rating along with IROP’s consolidated leverage ratio, the applicable SOFR margin was 77.5 basis points for the Unsecured Revolver and 85 basis points for both the 2026 Term Loan and 2028 Term Loan. Overall, this reflects a weighted average reduction in margin of approximately 34 basis points compared to the interest rate margins in place prior to IRT’s receipt of investment grade credit ratings. The Fifth Restated Credit Agreement contains customary covenants for credit facilities of this type, including restrictions on our ability to take the following actions: (i) make distributions after an event of default; (ii) incur debt; (iii) make investments; (iv) grant or suffer liens; (v) undertake mergers, consolidations, asset sales and other fundamental entity Table of Contents 54 changes; (vi) make material changes to contracts and organizational documents; and (vii) enter into transactions with affiliates. The Fifth Restated Credit Agreement also contains financial covenants applicable to us involving (i) maximum consolidated total debt to total asset value, (ii) maximum distributions, (iii) maximum secured debt to total asset value, (iv) maximum unsecured debt to eligible unencumbered properties, and (v) minimum consolidated fixed charge coverage. The Fifth Restated Credit Agreement provides for certain customary events of default, including among others, non-payment of principal, interest or other amounts when due, inaccuracy of representations and warranties, violation of covenants, cross defaults with certain other indebtedness, insolvency or inability to pay debts, bankruptcy, or a change of control. Completed Public Offering of 11.5 Million Shares of Common Stock On September 3, 2024, we entered into an underwriting agreement with Citigroup Global Markets Inc., KeyBanc Capital Markets Inc. and RBC Capital Markets LLC as representatives of the several underwriters named therein, (collectively, the “Underwriters”), and Citigroup Global Markets Inc. in its capacity as agent (in such capacity, the “Forward Seller”) for Citibank, N.A., as forward counterparty (the “Forward Counterparty”) and the Forward Counterparty related to the offering of an aggregate of 11.5 million shares of our common stock, par value $0.01 per share, at a price of $18.96 per share consisting of 11.5 million shares of our common stock offered by the Forward Seller in connection with the forward sale agreements described below (including 1.5 million shares offered pursuant to the Underwriter’s option to purchase additional shares, which was exercised in full). We did not initially receive any proceeds from the sale of our common stock by the Forward Seller. We completed the offering on September 5, 2024. In connection with the offering, we also entered into two forward sale agreements. The first forward sale agreement (the “Initial Forward Sale Agreement”), dated September 3, 2024, with the Forward Seller and Forward Counterparty, and the second forward sale agreement (the “Additional Forward Sale Agreement”, together with the Initial Forward Sale Agreement, the “Forward Sale Agreements”), dated September 4, 2024, with the Forward Seller and the Forward Counterparty. In connection with the Forward Sale Agreements, the Forward Seller (or its affiliate) borrowed from third parties and sold to the Underwriters an aggregate of 11.5 million shares of our common stock that was sold in the offering. On December 30, 2024, we physically settled 3.25 million shares at a weighted average price of $19.04 per share and we received proceeds of $61.9 million. All of the net proceeds will be used to fund new acquisitions. As of December 31, 2024, 8.25 million shares of our common stock remain to be settled under the Forward Sale Agreements, which if physically settled would provide additional proceeds to us of $155.8 million based on the forward price as of December 31, 2024. We expect to physically settle the remaining Forward Sale Agreements and receive proceeds, subject to certain adjustments, from the sale of those shares upon one or more such physical settlements within approximately twelve months from the date of the prospectus supplement, no later than September 5, 2025, the scheduled maturity date of the Forward Sale Agreements. Although we expect to settle the remaining Forward Sale Agreements entirely by the physical delivery of shares of our common stock for cash proceeds, we may also elect to cash or net share settle all or a portion of our obligations under the Forward Sale Agreements, in which case, we may receive or owe cash or shares of our common stock from or to the Forward Seller. The Forward Sale Agreements provided for an initial forward sale price of $18.96 per share, subject to certain adjustments pursuant to the terms of each of the Forward Sale Agreements. The Forward Sale Agreements are subject to early termination or settlement under certain circumstances. Private Placement of $150 Million of Unsecured Notes On August 19, 2024, we entered into a Note and Guaranty Agreement granting us the right to sell up to $150.0 million of unsecured notes (the “Private Placement”), consisting of $75.0 million aggregate principal amount of unsecured notes due October 1, 2031 and $75.0 million aggregate principal amount of unsecured notes due October 1, 2034, to an institutional investor in the Private Placement at fixed annual interest rates of 5.32% and 5.53%, respectively. On October 1, 2024, we received the proceeds from the Private Placement. As of January 6, 2025, we had used some of those proceeds to repay $114.0 million of property mortgages maturing in late 2024 and early 2025. The remaining proceeds were used to reduce the borrowings under the unsecured revolver and will be used to repay one property mortgage maturing in May 2025. Table of Contents 55

Shelf Registration Statement and ATM Program On June 14, 2023, we replaced our previous shelf registration statement with our new shelf registration statement. On July 28, 2023, we entered into an equity distribution agreement pursuant to which we may from time to time offer and sell shares of our common stock under our shelf registration statement having an aggregate offering price of up to $450 million (the “2023 ATM Program”) in negotiated transactions or transactions that are deemed to be “at the market” offerings as defined in Rule 415 under the Securities Act. Under the 2023 ATM Program, we may also enter into one or more forward sale transactions for the sale of shares of our common stock on a forward basis. During the three months ended September 30, 2024, and December 31, 2024, we entered into forward sale transactions under the 2023 ATM Program for the forward sale of an aggregate 2,498,300 shares of our common stock with a maturity date of September 5, 2025 or November 13, 2025, respectively, as set forth in the forward sale transactions placement notice. On December 30, 2024, we physically settled all of these 2,498,300 shares of our common stock at a weighted average price of $20.06 per share and we received proceeds of $50.1 million. As of December 31, 2024, approximately $399.4 million remained available for issuance under the 2023 ATM Program. Investment Grade Ratings On March 4, 2024, we received an investment grade rating from Fitch Ratings (“Fitch”). Fitch has assigned a Long-Term Issuer Default Rating of ‘BBB’ to IRT with a stable outlook. In addition, Fitch has assigned a rating of ‘BBB’ to our operating partnership, IROP and our senior unsecured debt, which includes credit facilities and unsecured term loans. On October 30, 2024, we received a ‘BBB’ issuer credit rating and stable outlook from S&P Global Ratings for IRT and our operating partnership, IROP. Quarterly Dividend Distribution On December 16, 2024, our board of directors declared a quarterly dividend of $0.16 per share of common stock, which was paid on January 17, 2025 to stockholders of record at the close of business on December 31, 2024. Table of Contents 56

Table of Contents

Consolidated Debt

The following tables contain summary information concerning our consolidated indebtedness as of December 31, 2024 (dollars in thousands):

Debt:	Outstanding Principal	Unamortized Debt Issuance Costs	Unamortized Loan (Discount)/ Premiums	Carrying Amount	Type	Weighted Average Contractual Rate[3]	Weighted Average Effective Rate[4]	Weighted Average Maturity (in years)
Unsecured revolver (1)	$ 194,478	$ (526)	$ —	$ 193,952	Floating	5.5%	4.8%	4.0
Unsecured term loans	600,000	(1,831)	—	598,169	Floating	5.6%	4.0%	2.5
Secured credit facilities	585,635	(1,901)	17,034	600,768	Fixed	4.2%	4.4%	3.9
Mortgages (2)	780,794	(3,175)	14,687	792,306	Fixed	3.8%	4.0%	3.7
Unsecured notes	150,000	(1,512)	—	148,488	Fixed	5.4%	5.6%	8.3
Total Debt	$ 2,310,907	$ (8,945)	$ 31,721	$ 2,333,683		4.6%	4.3%	3.8

(1) The unsecured revolver total capacity was $500,000, of which $194,478 was outstanding as of December 31, 2024. On January 8, 2025, we amended and restated our unsecured credit agreement, which increased our revolver capacity to $750,000, and extended the maturity date of borrowings under the unsecured revolver to January 8, 2029.

(2) Includes indebtedness secured by real estate held for sale of $59,032.

(3) Represents the weighted average of the contractual interest rates in effect as of year-end without regard to any interest rate swaps or collars.

(4) Represents the total weighted average effective interest rate for the three months ended December 31, 2024, including the impact of interest rate swaps and collars, the amortization of hedging costs, and deferred financing costs, but excluding the impact of loan premium amortization, discount accretion, and interest capitalization.

	Original maturities on or before December 31,					
Debt:	**2025**	**2026**	**2027**	**2028**	**2029**	**Thereafter**
Unsecured revolver (1)	$ —	$ 194,478	$ —	$ —	$ —	$ —
Unsecured term loans	—	200,000	—	400,000	—	—
Secured credit facilities	3,065	9,111	10,081	453,937	2,669	106,772
Mortgages (2)	44,780	127,773	12,341	179,861	416,039	—
Unsecured notes	—	—	—	—	—	150,000
Total	$ 47,845	$ 531,362	$ 22,422	$ 1,033,798	$ 418,708	$ 256,772

(1) On January 8, 2025, we amended and restated our unsecured credit agreement, which increased our revolver capacity to $750,000, and extended the maturity date of borrowings under the unsecured revolver to January 8, 2029.

(2) Includes indebtedness secured by real estate held for sale of $59,032.

As of December 31, 2024 we were in compliance with all financial covenants contained in our consolidated indebtedness.

PNC Secured Credit Facility

On December 16, 2021, in connection with the STAR Merger, we assumed the PNC multifamily credit facility agreement ("PNC MCFA"), a fixed rate multifamily note and other loan documents for the benefit of PNC Bank. The PNC MCFA provided for a fixed rate loan in the aggregate principal amount of $79,170 that accrues interest at 2.82% per annum. The PNC MCFA has a maturity date of July 1, 2030, unless the maturity date is accelerated in accordance with the terms of the loan documents. Interest only payments are payable monthly through the maturity date. As of December 31, 2024, and 2023 the outstanding principal balance was $76,249 and $76,248, respectively.

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Newmark Secured Credit Facility On December 16, 2021, in connection with the STAR Merger, we assumed the Newmark secured credit facility (“Newmark MCFA”), which includes four tranches: (1) a fixed rate loan in the aggregate principal amount of $331,001 that accrues interest at 4.43% per annum; (2) a fixed rate loan in the aggregate principal amount of $137,917 that accrues interest at 4.57% per annum; (3) a variable rate loan in the aggregate principal amount of $49,493 that accrues interest at the one-month LIBOR plus 1.70% per annum; and (4) a fixed rate loan in the aggregate principal amount of $40,468 that accrues interest at 3.34% per annum. The first three tranches have a maturity date of August 1, 2028, and the fourth tranche has a maturity date of March 1, 2030, unless in each case the maturity date is accelerated in accordance with the terms of the loan documents. Interest only payments are payable monthly through August 1, 2025 and April 1, 2027 on the first three tranches and fourth tranche, respectively, with interest and principal payments due monthly thereafter. As of December 31, 2024, and 2023, the outstanding principal balance under the Newmark MCFA was $509,386 and $510,038, respectively. As of December 31, 2023, the outstanding balance on tranche 3 was $652. In January 2024, tranche 3 was repaid and retired with proceeds from the 2023 property sales. Private Placement of $150 Million of Unsecured Notes On August 19, 2024, we entered into a Note and Guaranty Agreement granting us the right to sell up to $150.0 million of unsecured notes (the “Private Placement”), consisting of $75.0 million aggregate principal amount of unsecured notes due October 1, 2031 and $75.0 million aggregate principal amount of unsecured notes due October 1, 2034, to an institutional investor in the Private Placement at fixed annual interest rates of 5.32% and 5.53%, respectively. On October 1, 2024, we received the proceeds from the Private Placement. As of January 6, 2025, we had used some of those proceeds to repay $114.0 million of property mortgages maturing in late 2024 and early 2025. The remaining proceeds were used to reduce the borrowings under the unsecured revolver and will be used to repay one property mortgage maturing in May 2025. Unsecured Revolver and Term Loans On January 8, 2025, IROP entered into the Fifth Amended and Restated Credit Agreement (the “Fifth Restated Credit Agreement”) by and among IROP, as borrower, IRT as parent guarantor, KeyBank National Association, as administrative agent, and the other agents and lender parties thereto, which amended and restated in its entirety the Fourth Amended and Restated Credit Agreement dated as of July 25, 2022 (the “Fourth Restated Credit Agreement”). The Fourth Restated Credit Agreement provided for a $500.0 million unsecured revolving credit facility (the “Unsecured Revolver”) with a January 31, 2026 scheduled maturity date and two unsecured term loans, specifically: (i) a $200.0 million term loan with a May 18, 2026 maturity date (the “2026 Term Loan”) and (ii) a $400.0 million term loan with a January 28, 2028 maturity date (the “2028 Term Loan”). The Fifth Restated Credit Agreement increases the maximum principal amount of the Unsecured Revolver to $750.0 million, which represents an increase of $250.0 million over the Fourth Restated Credit Agreement, and extends its maturity date until January 8, 2029. The Fifth Restated Credit Agreement also releases the Subsidiary Guarantors which were parties to the Fourth Restated Credit Agreement. The Fifth Restated Credit Agreement increases the aggregate amount of borrowings under the credit agreement to $1.35 billion and permits IROP to request an increase in such aggregate amount to up to $2.0 billion subject to certain terms and conditions, including receipt of commitments from one or more lenders, whether or not currently parties to the Fifth Restated Credit Agreement, to provide such increased amounts, which increase may be allocated, at IROP’s option, to the Unsecured Revolver and/or to one or more of the Term Loans, in accordance with the Restated Credit Agreement. Borrowings under the 2026 Term Loan bear interest at a rate equal to either (i) the SOFR rate plus a margin of 80 to 160 basis points, or (ii) a base rate plus a margin of 0 to 60 basis points. These margins represent a 5-basis point decrease from those applicable to the 2026 Term Loan. The margin for borrowings under the Unsecured Revolver and the 2028 Term Loan remain unchanged, with (1) Unsecured Revolver borrowings bearing interest at a rate equal to either (i) the SOFR rate plus a margin of 72.5 to 140 basis points, or (ii) a base rate plus a margin of 0 to 40 basis points; and (2) 2028 Term Loan borrowings bearing interest at a rate equal to either (i) the SOFR rate plus a margin of 80 to 160 basis points, or (ii) a base rate plus a margin of 0 to 60 basis points. The applicable margin will be determined based upon IRT’s credit rating. At the time of closing, based on IRT’s credit rating along with IROP’s consolidated leverage ratio, the applicable SOFR margin was 77.5 basis points for the Unsecured Revolver and 85 basis points for both the 2026 Term Loan and 2028 Term Loan. Overall, this reflects a weighted average reduction in margin of approximately 34 basis points compared to the interest rate margins in place prior to IRT’s receipt of investment grade credit ratings. Table of Contents 58

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The Fifth Restated Credit Agreement contains customary covenants for credit facilities of this type, including restrictions on our ability to take the following actions: (i) make distributions after an event of default; (ii) incur debt; (iii) make investments; (iv) grant or suffer liens; (v) undertake mergers, consolidations, asset sales and other fundamental entity changes; (vi) make material changes to contracts and organizational documents; and (vii) enter into transactions with affiliates.

The Fifth Restated Credit Agreement also contains financial covenants applicable to us involving (i) maximum consolidated total debt to total asset value, (ii) maximum distributions, (iii) maximum secured debt to total asset value, (iv) maximum unsecured debt to eligible unencumbered properties, and (v) minimum consolidated fixed charge coverage. The Restated Credit Agreement provides for certain customary events of default, including among others, non-payment of principal, interest or other amounts when due, inaccuracy of representations and warranties, violation of covenants, cross defaults with certain other indebtedness, insolvency or inability to pay debts, bankruptcy, or a change of control.

On July 25, 2022, we entered into the Fourth Restated Credit Agreement which amended and restated in its entirety the Third Amended and Restated Credit Agreement dated as of December 14, 2021 (the "Third Restated Credit Agreement"). The Fourth Restated Credit Agreement provided for an aggregate amount available for borrowing of $1,100,000, which consisted of (i) the Unsecured Revolver with a January 31, 2026 scheduled maturity date (ii) the 2028 Term Loan; and (iii) the 2026 Term Loan. The Fourth Restated Credit Agreement represented an increase of $100,000 over the Third Restated Credit Agreement which provided for (i) the Unsecured Revolver, (ii) the 2026 Term Loan, and (iii) two additional term loans of $200,000 and $100,000, which had maturity dates of January 17, 2024 and November 20, 2024, respectively (collectively, the "2024 Term Loans"). Proceeds of the new 2028 Term Loan were used to (i) repay and retire the 2024 Term Loans, and (ii) reduce $100,000 of outstanding borrowings under the Unsecured Revolver. In addition, the Fourth Restated Credit Agreement changed the LIBOR interest rate option to SOFR. The Fourth Restated Credit Agreement otherwise continued, without material change, the 2026 Term Loan and the Unsecured Revolver. We recognized the restructuring of the Fourth Restated Credit Agreement as a modification of debt for all lenders except for one and incurred deferred financing costs of $1,477 associated with the transaction. We recognized the portion of debt associated with the lender no longer participating in the Fourth Restated Credit Agreement as an extinguishment of debt and wrote off their de minimis deferred financing costs.

Contractual Obligations

The table below summarizes our material cash requirement related to contractual obligations, which primarily consist of principal and interest payments on our outstanding consolidated debt obligations and operating lease obligations as of December 31, 2024 (dollars in thousands).

	2025	2026	2027	2028	2029	Thereafter	Total
Principal payments on outstanding debt obligations (1)	$ 47,845	$531,362	$ 22,422	$ 1,033,798	$ 418,708	$ 256,772	$ 2,310,907
Interest payments on outstanding debt obligations (2)	105,870	87,731	79,201	48,618	23,450	28,953	373,823
Operating lease obligations	525	568	576	538	383	—	2,590
Total	$ 154,240	$619,661	$102,199	$ 1,082,954	$ 442,541	$ 285,725	$ 2,687,320

(1) On January 8, 2025, we amended and restated our unsecured credit agreement, which increased our revolver capacity to $750,000, and extended the maturity date of borrowings under the unsecured revolver to January 8, 2029.

(2) Our unsecured revolver and term loans assumed a SOFR rate of 4.64% as of December 31, 2024.

Terms of Leases and Resident Characteristics

The leases for our portfolio typically follow standard forms customarily used between landlords and residents in the geographic area in which the relevant property is located. Under such leases, the resident typically agrees to pay an initial deposit (generally one month's rent) or deposit alternative, and/or associated application and move in-fees, and then pays rent on a monthly basis during the term of the lease. As landlord, we are directly responsible for all real estate taxes, sales and use taxes, special assessments, property-level utilities, insurance, building repairs, and other building operation and management costs. Individual residents are generally responsible for the utility costs of their unit. Our lease terms are generally for one year or less and average twelve months.

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Our apartment resident composition varies across the regions in which we operate, includes singles, roommates and family renters and is generally reflective of the principal employers in the relevant region. Our apartment properties predominantly consist of one-bedroom and two-bedroom units, although some of our apartment properties also have studio and three-bedroom units. Insurance Our multifamily properties are covered by all risk property insurance covering the replacement cost for each building and business interruption and rental loss insurance. On a case-by-case basis, based on an assessment of the likelihood of the risk, availability and cost of insurance, and in accordance with standard market practice, we obtain earthquake, windstorm, flood, terrorism and boiler and machinery insurance. We carry comprehensive liability insurance and umbrella policies for each of our properties at levels which we believe are prudent in light of our business activities and are in accordance with standard market practice. We seek certain extensions of coverage, valuation clauses, and deductibles in accordance with standard market practice and availability. Although we may carry insurance for potential losses associated with our multifamily properties, we may still incur losses due to uninsured risks, deductibles, co- payments or losses in excess of applicable insurance coverage and those losses may be material. In addition, we generally obtain title insurance policies when we acquire a property, with each policy covering an amount equal to the initial purchase price of each property. Accordingly, any of our title insurance policies may be in an amount less than the current value of the related property. Inflation Our resident leases at our apartment communities allow, at the time of renewal, for adjustments in the rent payable thereunder, and thus may enable us to seek rent increases. Almost all leases are for approximately one year or less. The short-term nature of these leases has generally served to reduce our risk to adverse effects of inflation. However, substantial inflationary pressures have had and could continue to have a negative effect on rental rates and property operating expenses. The general risk of inflation is that interest on our debt, general and administrative expenses and other expenses, including our costs of capital improvements and expenditures, increase at a rate faster than increases in our residential rental rates, which would adversely affect our financial condition or results of operations. Additionally, substantial inflationary pressures may dampen consumer spending, which may negatively impact the demand for resident leases at our apartment communities. While there is debate among economists as to whether inflationary pressures, coupled with recent periods of economic contractions in the U.S., indicate that the U.S. has entered, or in the near term will enter, a recession, it remains difficult to predict the full impact of any future changes in inflation. Critical Accounting Estimates and Policies We consider the accounting policies discussed below to be critical to an understanding of how we report our financial condition and results of operations because their application places the most significant demands on the judgment and estimates of our management. Our financial statements are prepared on the accrual basis of accounting in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Investments in Real Estate Allocation of Purchase Price of Acquired Assets In accordance with FASB ASC Topic 805, we evaluate our real estate acquisitions to determine if they should be accounted for as a business or a group of assets. The evaluation includes an initial screen to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If the screen is met, the acquisition is not a business. The properties we have acquired met the screen test and are accounted for as asset acquisitions. Under asset acquisition accounting, the costs to acquire real estate, including transaction costs related to the acquisition, are accumulated and then allocated to the individual assets and liabilities acquired based upon their relative fair value. Transaction costs and fees incurred related to the financing of an acquisition are capitalized and amortized over the life of the related financing. Table of Contents 60

We estimate the fair value of acquired tangible assets (consisting of land, building and improvements), identified intangible assets (consisting of in-place leases), and assumed debt at the date of acquisition, based on the evaluation of information and estimates available at that date. Impairment of Long-Lived Assets Management evaluates the recoverability of its investment in real estate assets, including related identifiable intangible assets, in accordance with FASB ASC Topic 360, “Property, Plant and Equipment”. This accounting standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that recoverability of the assets is not assured. We review our long-lived assets on an ongoing basis and evaluate the recoverability of the carrying value when there is an indicator of impairment. An impairment charge is recognized when it is determined that the carrying value of the asset exceeds the fair value. The estimated cash flows and estimated fair value used in the impairment analysis are determined based on our plans for the respective assets, including the expected hold period, and our assessment of market and economic conditions. The estimates consider matters such as current and historical rental rates, occupancies for the respective and/or comparable properties, and recent sales data for comparable properties. Changes in our plans or views of market and economic conditions may result in adjustments to estimated future cash flows, which could lead to recognition of impairment losses. These losses, as guided by the applicable accounting standards, could be significant. ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. We may be exposed to interest rate changes primarily as a result of long-term debt used to maintain liquidity, fund capital expenditures and expand our real estate investment portfolio and operations. Market fluctuations in real estate financing may affect the availability and cost of funds needed to expand our investment portfolio. In addition, restrictions upon the availability of real estate financing or high interest rates for real estate loans could adversely affect our ability to dispose of real estate in the future. We seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. We currently and may in the future use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. With regard to variable rate financing, we assess our interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. We maintain risk management control systems to monitor interest rate cash flow risk attributable to both our outstanding and forecasted debt obligations as well as our potential offsetting hedge positions. While this hedging strategy is designed to minimize the impact on our net income and funds from operations of changes in interest rates, the overall returns on any investment in our securities may be reduced. We currently have limited exposure to financial market risks. We may also be exposed to credit risk in derivative contracts we may use. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us. If the fair value of a derivative contract is negative, we will owe the counterparty and, therefore, do not have credit risk. We seek to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties. Interest Rate Risk and Sensitivity Interest rates may be affected by economic, geo-political, monetary and fiscal policy, market supply and demand and other factors generally outside our control, and such factors may be highly volatile. A change in market interest rates applicable to the fixed-rate portion of our indebtedness affects the fair value, but it has no effect on interest incurred or cash flows. A change in market interest rates applicable to the variable portion of our indebtedness affects the interest incurred and cash flows, but does not affect the fair value. As of December 31, 2024, our only interest rate sensitive assets or liabilities related to our principal amount of $2.3 billion of outstanding indebtedness, of which $1.5 billion was fixed rate and $794.5 million was floating rate, three float-to-fixed interest rate swaps with a total notional amount of $500.0 million, three interest rate collars with a total notional amount of $200.0 million. As of December 31, 2023, our only interest rate sensitive assets or liabilities related to our principal amount of $2.5 billion of outstanding indebtedness, of which $1.7 billion was fixed rate and $840.0 million was floating rate, three Table of Contents 61 float-to-fixed interest rate swaps with a total notional amount of $500.0 million, and two interest rate collars with a total notional amount of $250.0 million, and two forward interest rate collars with a total notional amount of $200.0 million. We monitor interest rate risk routinely and seek to minimize the possibility that a change in interest rates would impact the interest incurred and our cash flows. To mitigate such risk, we may use interest rate derivative contracts. As of December 31, 2024 and 2023, the fair value of our fixed-rate indebtedness was $1.4 billion and $1.6 billion, respectively. The fair value of our fixed rate indebtedness was estimated using a discounted cash flow analysis utilizing rates that we believe a market participant would expect to pay for debt of a similar type and remaining maturity as if the debt was originated on December 31, 2024 and 2023, respectively. As we expect to remain obligated on our fixed rate instruments to maturity and the amounts due under such instruments would be limited to the outstanding principal balance and any accrued and unpaid interest, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed rate instruments, would have a significant impact on our operations. As of December 31, 2024, our interest rate swaps and interest rate collars had a combined asset fair value of $29.3 million. The fair values of our interest rate swaps and interest rate collars were estimated using a discounted cash flow analysis based on forward interest rate curves. The following table summarizes our indebtedness, and the impact to interest expense for a 12-month period, and the change in the net fair value of our indebtedness assuming an instantaneous increase or decrease of 100 basis points in the SOFR interest rate curve (dollars in thousands). The impact of the interest rate swaps and interest rate collars have been included in the table below. Liabilities Subject to Interest Rate Sensitivity (a) 100 Basis Point Increase 100 Basis Point Decrease Interest expense from variable-rate indebtedness $ 94,478 $ 958 $ (958) Fair value of fixed-rate indebtedness 1,437,631 (53,006) 55,595 (a) Unpaid and unhedged balance of variable-rate indebtedness as of December 31, 2024 is shown. Fair value of fixed-rate indebtedness as of December 31, 2024 is shown. Table of Contents 62

ITEM 8. Financial Statements and Supplementary Data INDEX TO FINANCIAL STATEMENTS OF INDEPENDENCE REALTY TRUST, INC. (A Maryland Corporation) Report of Independent Registered Public Accounting Firm 64 Consolidated Balance Sheets as of December 31, 2024 and 2023 67 Consolidated Statements of Operations for the Three Years Ended December 31, 2024, 2023 and 2022 68 Consolidated Statements of Comprehensive Income (Loss) for the Three Years Ended December 31, 2024, 2023 and 2022 69 Consolidated Statements of Changes in Equity for the Three Years Ended December 31, 2024, 2023 and 2022 70 Consolidated Statements of Cash Flows for the Three Years Ended December 31, 2024, 2023 and 2022 71 Notes to Consolidated Financial Statements 73 Supplemental Schedule Schedule III: Real Estate and Accumulated Depreciation 99 All other schedules have been omitted because they are inapplicable, not required or the information is included elsewhere in the consolidated financial statements or notes thereto. Table of Contents 63

Report of Independent Registered Public Accounting Firm To the Stockholders and Board of Directors Independence Realty Trust, Inc.: Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheets of Independence Realty Trust, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 18, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Evaluation of the estimated hold period for real estate assets As discussed in Note 3 to the consolidated financial statements, the Company had $5,622,979 thousand of investments in real estate, net as of December 31, 2024. The Company evaluates the recoverability of real estate assets whenever events or changes in circumstances indicate that the carrying amount of a real estate asset may not be recoverable. Such events or changes in circumstances include the Company’s plans for the respective assets (hold period), market and economic conditions, current and historical rental rates, occupancies for the respective and/or comparable properties, and recent sales data for comparable properties. Table of Contents 64

We identified the evaluation of the estimated hold period for real estate assets as a critical audit matter. There is a high degree of subjective and complex auditor judgement in evaluating the relevant events or changes in circumstances that impact the hold period that may indicate the carrying value of the asset may not be recoverable. In particular, changes in the judgments regarding the Company’s plans as it relates to the hold period for the assets could have a significant impact on the determination of the recoverability of the real estate assets. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s impairment process. This included controls related to evaluation of changes to the period the Company expects to hold its real estate assets. We inquired of Company officials and inspected documents including Board of Directors minutes, purchase and sale agreements, and plans for the real estate assets to evaluate the likelihood that a real estate asset would be sold prior to the estimated hold period. /s/ KPMG LLP We have served as the Company’s auditor since 2014. Philadelphia, Pennsylvania February 18, 2025 Table of Contents 65

Report of Independent Registered Public Accounting Firm To the Stockholders and Board of Directors Independence Realty Trust, Inc.: Opinion on Internal Control Over Financial Reporting We have audited Independence Realty Trust, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedule III (collectively, the consolidated financial statements), and our report dated February 18, 2025 expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ KPMG LLP Philadelphia, Pennsylvania February 18, 2025 Table of Contents 66

Independence Realty Trust, Inc. and Subsidiaries Consolidated Balance Sheets (Dollars in thousands, except share and per share data) As of December 31, 2024 As of December 31, 2023 ASSETS: Investments in real estate: Investments in real estate, at cost $ 6,363,936 $ 6,259,212 Accumulated depreciation (740,957) (582,760) Investments in real estate, net 5,622,979 5,676,452 Real estate held for sale 110,112 296,334 Investments in real estate under development 116,861 98,365 Cash and cash equivalents 21,228 22,852 Restricted cash 22,224 27,880 Investments in unconsolidated real estate entities 91,975 89,044 Other assets 39,596 39,245 Derivative assets 29,300 29,937 Intangible assets, net of accumulated amortization of $1,305 and $332, respectively 3,644 66 Total Assets $ 6,057,919 $ 6,280,175 LIABILITIES AND EQUITY: Indebtedness, net $ 2,274,651 $ 2,426,788 Indebtedness associated with real estate held for sale 59,032 122,621 Accounts payable and accrued expenses 94,670 109,074 Accrued interest payable 8,630 7,917 Dividends payable 37,827 36,858 Other liabilities 8,035 9,723 Total Liabilities 2,482,845 2,712,981 Equity: Stockholders’ equity: Preferred stock, $0.01 par value; 50,000,000 shares authorized, 0 and 0 shares issued and outstanding, respectively — — Common stock, $0.01 par value; 500,000,000 shares authorized, 230,838,006 and 224,706,731 shares issued and outstanding, including 360,561 and 288,250 unvested restricted common share awards, respectively 2,308 2,247 Additional paid-in capital 3,868,006 3,751,942 Accumulated other comprehensive income 26,065 25,513 Accumulated deficit (454,104) (348,405) Total stockholders’ equity 3,442,275 3,431,297 Noncontrolling interests 132,799 135,897 Total Equity 3,575,074 3,567,194 Total Liabilities and Equity $ 6,057,919 $ 6,280,175 The accompanying notes are an integral part of these consolidated financial statements Table of Contents 67

Independence Realty Trust, Inc. and Subsidiaries Consolidated Statements of Operations (Dollars in thousands, except share and per share information) For the Years Ended December 31, 2024 2023 2022 REVENUE: Rental and other property revenue $ 638,913 $ 659,841 $ 627,414 Other revenue 1,122 1,142 1,111 Total revenue 640,035 660,983 628,525 EXPENSES: Property operating expenses 235,588 244,330 232,275 Property management expenses 29,923 27,081 24,033 General and administrative expenses 24,245 22,766 26,260 Depreciation and amortization expense 220,854 218,968 252,849 Casualty losses (gains), net 3,935 925 (8,866) Total expenses 514,545 514,070 526,551 Interest expense (76,141) (89,921) (86,955) (Loss on impairment) gain on sale of real estate assets, net (9,862) (66,547) 111,756 Gain (loss) on extinguishment of debt 200 (124) — Merger and integration costs — — (5,505) Other (loss) income, net (1) (427) 1,558 Income (loss) from investments in unconsolidated real estate entities 347 (4,488) (2,169) Restructuring costs — (3,213) — Net income (loss): 40,033 (17,807) 120,659 (Income) loss allocated to noncontrolling interest (742) 580 (3,410) Net income (loss) allocable to common shares $ 39,291 $ (17,227) $ 117,249 Earnings (loss) per share: Basic $ 0.17 $ (0.08) $ 0.53 Diluted $ 0.17 $ (0.08) $ 0.53 Weighted-average shares: Basic 224,798,958 224,414,443 221,965,460 Diluted 225,584,306 224,414,443 223,119,937 The accompanying notes are an integral part of these consolidated financial statements. Table of Contents 68

Independence Realty Trust, Inc. and Subsidiaries Consolidated Statements of Comprehensive Income (Loss) (Dollars in thousands) For the Years Ended December 31, 2024 2023 2022 Net income (loss) $ 40,033 $ (17,807) $ 120,659 Other comprehensive income (loss): Change in fair value of interest rate hedges 20,278 9,321 49,671 Realized gains on interest rate hedges reclassified to earnings (19,730) (19,189) (1,296) Total other comprehensive income (loss) 548 (9,868) 48,375 Comprehensive income (loss) before allocation to noncontrolling interests 40,581 (27,675) 169,034 Allocation to noncontrolling interests (738) 722 (4,743) Comprehensive income (loss) $ 39,843 $ (26,953) $ 164,291 The accompanying notes are an integral part of these consolidated financial statements. Table of Contents 69

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Independence Realty Trust, Inc. and Subsidiaries
Consolidated Statements of Changes in Equity
(Dollars in thousands, except share and per share data)

	Preferred Shares	Par Value Preferred Shares	Common Shares	Par Value Common Shares	Additional Paid In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
Balance, December 31, 2021	—	$ —	220,753,735	$ 2,208	$ 3,678,903	$ (11,940)	$ (188,410)	$ 3,480,761	$ 161,315	$ 3,642,076
Net income	—	—	—	—	—	—	117,249	117,249	3,410	120,659
Common dividends declared ($0.54 per share)	—	—	—	—	—	—	(120,574)	(120,574)	—	(120,574)
Other comprehensive income	—	—	—	—	—	47,042	—	47,042	1,333	48,375
Stock compensation	—	—	421,564	3	8,041	—	—	8,044	—	8,044
Repurchase of shares related to equity award tax withholding	—	—	(52,526)	—	(5,969)	—	—	(5,969)	—	(5,969)
Conversion of noncontrolling interest to common shares	—	—	890,669	9	21,451	—	—	21,460	(21,460)	—
Issuance of common shares, net	—	—	2,051,498	21	48,630	—	—	48,651	—	48,651
Distribution to noncontrolling interest declared ($0.54 per unit)	—	—	—	—	—	—	—	—	(3,395)	(3,395)
Balance, December 31, 2022	—	$ —	224,064,940	$ 2,241	$ 3,751,056	$ 35,102	$ (191,735)	$ 3,596,664	$ 141,203	$ 3,737,867
Net loss	—	—	—	—	—	—	(17,227)	(17,227)	(580)	(17,807)
Common dividends declared ($0.62 per share)	—	—	—	—	—	—	(139,443)	(139,443)	—	(139,443)
Other comprehensive loss	—	—	—	—	—	(9,589)	—	(9,589)	(279)	(9,868)
Stock compensation	—	—	538,350	5	7,878	—	—	7,883	—	7,883
Repurchase of shares related to equity award tax withholding	—	—	(41,159)	—	(7,585)	—	—	(7,585)	—	(7,585)
Conversion of noncontrolling interest to common shares	—	—	144,600	1	1,014	—	—	1,015	(1,015)	—
Issuance of common shares, net	—	—	—	—	(421)	—	—	(421)	—	(421)
Distribution to noncontrolling interest declared ($0.62 per unit)	—	—	—	—	—	—	—	—	(3,688)	(3,688)
Recognition of noncontrolling interest upon consolidation of former unconsolidated real estate entity	—	—	—	—	—	—	—	—	256	256
Balance, December 31, 2023	—	$ —	224,706,731	$ 2,247	$ 3,751,942	$ 25,513	$ (348,405)	$ 3,431,297	$ 135,897	$ 3,567,194
Net income	—	—	—	—	—	—	39,291	39,291	742	40,033
Common dividends declared ($0.64 per share)	—	—	—	—	—	—	(144,990)	(144,990)	—	(144,990)
Other comprehensive income (loss)	—	—	—	—	—	552	—	552	(4)	548
Stock compensation	—	—	421,096	4	7,386	—	—	7,390	—	7,390
Repurchase of shares related to equity award tax withholding	—	—	(43,049)	—	(2,602)	—	—	(2,602)	—	(2,602)
Conversion of noncontrolling interest to common shares	—	—	4,928	—	33	—	—	33	(33)	—
Issuance of common shares, net	—	—	5,748,300	57	111,247	—	—	111,304	—	111,304
Distribution to noncontrolling interest declared ($0.64 per unit)	—	—	—	—	—	—	—	—	(3,803)	(3,803)
Balance, December 31, 2024	—	$ —	230,838,006	$ 2,308	$ 3,868,006	$ 26,065	$ (454,104)	$ 3,442,275	$ 132,799	$ 3,575,074

The accompanying notes are an integral part of these consolidated financial statements.

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Independence Realty Trust, Inc. and Subsidiaries Consolidated Statements of Cash Flows (Dollars in thousands) For the Years Ended December 31, 2024 2023 2022 Cash flows from operating activities: Net income (loss) $ 40,033 $ (17,807) $ 120,659 Adjustments to reconcile net income (loss) to cash flow from operating activities: Depreciation and amortization 220,854 218,968 252,849 Accretion of loan discounts and premiums, net (9,167) (10,899) (11,005) Amortization of deferred financing costs, net 2,795 3,290 3,729 Stock compensation expense 7,077 7,658 7,893 Loss on impairment (gain on sale) of real estate assets, net 9,862 66,547 (111,756) (Gain) loss on extinguishment of debt (200) 124 — Amortization related to derivative instruments 1,185 1,304 1,281 Non-cash casualty losses (gains) 3,212 925 (8,866) Equity in (income) loss from investments in unconsolidated real estate entities (347) 4,488 2,169 Other expense (income) 1 1,340 (1,059) Changes in assets and liabilities: Other assets (7,919) (8,062) (33) Accounts payable and accrued expenses (7,091) (3,228) (2,495) Accrued interest payable 713 (79) 538 Other liabilities (1,255) (2,399) (4,367) Net cash provided by operating activities 259,753 262,170 249,537 Cash flows from investing activities: Acquisition of real estate properties (238,560) — (201,777) Cash acquired from consolidation of previously unconsolidated real estate entity — 2,145 — Investments in unconsolidated real estate entities (11,648) (26,003) (60,796) Return of investment in unconsolidated real estate entities 9,064 — 3,406 Proceeds from dispositions of real estate properties, net 390,884 230,789 253,560 Capital expenditures (118,255) (146,629) (83,979) Real estate development expenditures (56,809) (66,223) (61,760) Proceeds from insurance claims 4,719 4,209 15,580 Net cash used in investing activities (20,605) (1,712) (135,766) Cash flows from financing activities: Proceeds (costs) from issuance of common stock 111,304 (421) 48,651 Proceeds from unsecured revolver and term loan 450,000 270,000 707,500 Proceeds from unsecured notes 150,000 — — Credit facility and unsecured revolver repayments (490,652) (250,341) (718,525) Mortgage principal repayments (314,139) (129,596) (53,365) Payments for deferred financing costs (1,849) (60) (1,670) Distributions on common stock (144,021) (134,872) (105,829) Distributions to noncontrolling interests (3,803) (3,590) (2,743) Payment for debt extinguishment (666) (124) — Repurchase of shares related to equity award tax withholding (2,602) (4,739) (5,969) Payments for forward interest rate collars — — (3,475) Net cash used in financing activities (246,428) (253,743) (135,425) Net change in cash, cash equivalents and restricted cash (7,280) 6,715 (21,654) Cash, cash equivalents and restricted cash, beginning of period 50,732 44,017 65,671 Cash, cash equivalents and restricted cash, end of period $ 43,452 $ 50,732 $ 44,017 Table of Contents 71

Independence Realty Trust, Inc. and Subsidiaries Consolidated Statements of Cash Flows (Dollars in thousands) For the Years Ended December 31, 2024 2023 2022 Reconciliation of cash, cash equivalents, and restricted cash to the Consolidated Balance Sheet Cash and cash equivalents $ 21,228 $ 22,852 $ 16,084 Restricted cash 22,224 27,880 27,933 Total cash, cash equivalents, and restricted cash, end of period $ 43,452 $ 50,732 $ 44,017 Supplemental cash flow information: Cash paid for interest $ 80,615 $ 96,022 $ 96,383 Supplemental disclosure of noncash investing and financing activities: Decrease in noncontrolling interest from conversion of common limited partnership units to shares of common stock $ 33 $ 1,015 $ 21,460 Distributions declared but not paid $ 37,827 $ 36,858 $ 32,189 Real estate under development placed in service $ 33,879 $ 77,520 $ — Initial measurement of operating lease right of use assets $ — $ — $ 753 Initial measurement of operating lease liabilities $ — $ — $ 753 Accrued capital expenditures and real estate under development $ 12,499 $ 20,122 $ 18,889 Assets recognized upon consolidation of previously unconsolidated real estate entity $ — $ 52,878 $ — Liabilities recognized upon consolidation of previously unconsolidated real estate entity $ — $ 39,931 $ — Derecognition of equity method investment upon consolidation of previously unconsolidated real estate entity $ — $ 12,691 $ — Value of noncontrolling interest upon consolidation of previously unconsolidated real estate entity $ — $ 256 $ — The accompanying notes are an integral part of these consolidated financial statements. Table of Contents 72

NOTE 1: Organization Independence Realty Trust, Inc. (“IRT”), is a self-administered and self-managed Maryland real estate investment trust (“REIT”) which was formed on March 26, 2009. We are primarily engaged in the ownership, operation, management, improvement, and acquisition of multifamily apartment communities in non-gateway markets. As of December 31, 2024, we owned and operated 113 multifamily apartment properties (including one owned through a consolidated joint venture) that contain an aggregate of 33,615 units (unaudited) across non-gateway U.S. markets, including Atlanta, Columbus, Dallas, Denver, Houston, Indianapolis, Nashville, Oklahoma City, Raleigh-Durham, and Tampa. In addition, as of December 31, 2024, we owned one investment in real estate under development in Denver, Colorado that will, upon completion, contain an aggregate of 296 (unaudited) units. As of December 31, 2024, we also owned interests in four unconsolidated joint ventures, three of which own and operate multifamily apartment communities that contain an aggregate of 886 units and one of which is developing a multifamily apartment property that will, upon completion, contain 378 units. We own all of our assets and conduct substantially all of our operations through Independence Realty Operating Partnership, LP (“IROP”), of which we are the sole general partner. As used herein, the terms “we,” “our,” and “us” refer to IRT and, as required by context, IROP and its subsidiaries. NOTE 2: Summary of Significant Accounting Policies a. Basis of Presentation The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States (“GAAP”). In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly our consolidated financial position and consolidated results of operations and cash flows are included. The Company evaluated subsequent events through the date its financial statements were issued. No significant recognized or non-recognized subsequent events were noted other than those described in the footnotes. b. Principles of Consolidation The consolidated financial statements reflect our accounts and the accounts of IROP and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Pursuant to FASB Accounting Standards Codification Topic 810, “Consolidation”, IROP is considered a variable interest entity of which we are the primary beneficiary. As our significant asset is our investment in IROP, substantially all of our assets and liabilities represent the assets and liabilities of IROP. c. Use of Estimates The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. d. Cash and Cash Equivalents Cash and cash equivalents include cash held in banks and highly liquid investments with original maturities of three months or less when purchased. Cash, including amounts restricted, may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250 per institution. We mitigate credit risk by placing cash and cash equivalents with major financial institutions. To date, we have not experienced any losses on cash and cash equivalents. Table of Contents Independence Realty Trust, Inc. and Subsidiaries Notes to Consolidated Financial Statements As of December 31, 2024 (Dollars in thousands, except share and per share data) 73

e. Restricted Cash Restricted cash includes escrows of our funds held by lenders to fund certain expenditures, such as real estate taxes and insurance, or to be released at our discretion upon the occurrence of certain pre-specified events. As of December 31, 2024 and 2023, we had $22,224 and $27,880, respectively, of restricted cash. f. Investments in Real Estate Investments in real estate are recorded at cost less accumulated depreciation. Costs, including internal costs, that both add value and appreciably extend the useful life of an asset are capitalized. Expenditures for repairs and maintenance are expensed as incurred. Investments in real estate are classified as held for sale in the period in which certain criteria are met including when the sale of the asset is probable, necessary approvals are obtained, and actions required to complete the plan of sale indicate that it is unlikely that significant changes to the plan of sale will be made or the plan of sale will be withdrawn. Allocation of Purchase Price of Acquired Assets In accordance with FASB ASC Topic 805 (“ASC 805”), we evaluate our real estate acquisitions to determine if they should be accounted for as a business or a group of assets. The evaluation includes an initial screen to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If the screen is met, the acquisition is not a business. The properties we have acquired met the screen test and are accounted for as asset acquisitions. Under asset acquisition accounting, the costs to acquire real estate, including transaction costs related to the acquisition, are accumulated and then allocated to the individual assets and liabilities acquired based upon their relative fair value. Transaction costs and fees incurred related to the financing of an acquisition are capitalized and amortized over the life of the related financing. We estimate the fair value of acquired tangible assets (consisting of land, building and improvements), identified intangible assets (consisting of in-place leases), and assumed debt at the date of acquisition, based on the evaluation of information and estimates available at that date. The aggregate value of in-place leases is determined by evaluating various factors, including the terms of the leases that are in place and assumed lease-up periods. The value assigned to these intangible assets is amortized over the assumed lease up period, typically nine months. During the year ended December 31, 2024 we acquired in-place leases with a value of $4,949. During the year ended December 31, 2023, we consolidated a former unconsolidated real estate entity and recognized in-place leases with a value of $398. For the years ended December 31, 2024, 2023 and 2022, we recorded $1,372, $731, and $54,006 of amortization expense for intangible assets, respectively. For the years ended December 31, 2024, 2023, and 2022, we wrote-off fully amortized intangible assets of $398, $1,099, and $58,085, respectively. Business Combinations For properties we acquire or transactions we enter into that are accounted for as business combinations, we apply the acquisition method of accounting under ASC 805, which requires the identification of the acquiror, the determination of the acquisition date, and the recognition and measurement, at fair value, of the assets acquired and liabilities assumed. To the extent that the fair value of net assets acquired differs from the fair value of consideration paid, ASC 805 requires the recognition of goodwill or a gain from a bargain purchase price, if any. Impairment of Long-Lived Assets Management evaluates the recoverability of our investments in real estate assets, including related identifiable intangible assets, in accordance with FASB ASC Topic 360, “Property, Plant and Equipment”. This accounting standard requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that recoverability of the assets is not assured. Table of Contents Independence Realty Trust, Inc. and Subsidiaries Notes to Consolidated Financial Statements As of December 31, 2024 (Dollars in thousands, except share and per share data) 74

We review our long-lived assets on an ongoing basis and evaluate the recoverability of the carrying value when there is an indicator of impairment. An impairment charge is recognized when it is determined that the carrying value of the asset exceeds the fair value. The estimated cash flows and estimated fair value used in the impairment analysis are determined based on our plans for the respective assets, including the expected hold period, and our assessment of market and economic conditions. The estimates consider matters such as current and historical rental rates and collection levels, occupancies for the respective and/or comparable properties, and recent sales data for comparable properties. Changes in our plans or views of market and economic conditions may result in adjustments to estimated future cash flows, which could lead to recognition of impairment losses. These losses, as guided by the applicable accounting standards, could be significant. For the years ended December 31, 2024, 2023, and 2022, we recorded impairment losses of $36,102, $69,702, and $3,529, respectively, on account of real estate classified as held for sale and sold properties. Depreciation Expense Depreciation expense for real estate assets is computed using a straight-line method based on a life of 40 years for buildings and improvements and five to ten years for furniture, fixtures, and equipment. For the years ended December 31, 2024, 2023 and 2022, we recorded $217,985, $216,980 and $197,539 of depreciation expense, respectively. For the years ended December 31, 2024, 2023, and 2022, we wrote-off fully depreciated fixed assets of $41,111, $23,120, and $7,482, respectively. Casualty Related Costs Occasionally, we incur losses at our communities from wind storms, floods, fires and similar hazards. Sometimes, a portion of these losses are not fully covered by our insurance policies due to deductibles. In these cases, we estimate the carrying value of the damaged property and record a casualty loss for the difference between the estimated carrying value and the insurance proceeds. Any amount of insurance recovery in excess of the amount of the losses incurred is considered a gain contingency and is recorded in casualty (gains) losses, net when the proceeds are received. During the years ended December 31, 2024, 2023 and 2022, we recognized $3,935, $925, and $(8,866) of casualty losses (gains), net, respectively. g. Investments in Real Estate Under Development We capitalize direct and indirect project costs incurred during the development period such as construction, insurance, architectural, legal, interest costs, and real estate taxes. At such time as the development is considered substantially complete, the capitalization of certain indirect costs such as real estate taxes, interest costs, and all project- related costs in real estate under development are reclassified to investments in real estate. For the years ended December 31, 2024, 2023, and 2022, we recorded $6,803, $6,548, and $2,291, respectively, of capitalized interest expense, on our investments in real estate under development. As of December 31, 2024 and 2023, the carrying value of our investments in real estate under development in Denver, Colorado totaled $116,861 and $98,365, respectively, and was recorded as a separate line item in our consolidated balance sheet. As of December 31, 2024, we had reclassified development costs of $111,398 from investments in real estate under development. h. Investments in Unconsolidated Real Estate Entities We have entered into joint ventures with unrelated third parties to acquire, develop, own, operate, and manage real estate assets. Our joint ventures are funded with a combination of debt and equity. We will consolidate entities that we control as well as any variable interest entity (“VIE”) where we are the primary beneficiary. Under the VIE model, we consolidate an entity when we have the ability to direct the activities of the VIE and the obligations to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Under the voting model, we consolidate an entity when we control the entity through ownership of a majority voting interest. We separately analyzed the initial accounting for each of our four investments in unconsolidated real estate entities and concluded that each investment is a voting interest entity. Our equity interest varies for each of our investments in unconsolidated real estate entities between 50% to 90% but, in each case, we share control of the major decisions that most significantly impact the joint ventures with our partners. Since we do not control the joint venture through our ownership interest, they are accounted for under the equity method of accounting, and are included in investments in unconsolidated real estate entities on the consolidated balance Table of Contents Independence Realty Trust, Inc. and Subsidiaries Notes to Consolidated Financial Statements As of December 31, 2024 (Dollars in thousands, except share and per share data) 75

Table of Contents
Independence Realty Trust, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
As of December 31, 2024
(Dollars in thousands, except share and per share data)

sheets. Under the equity method of accounting, the investments are carried at cost plus our share of net earnings or losses. For the years ended December 31, 2024, 2023, and 2022, we recorded $4,580, $4,272, and $1,601, respectively, of capitalized interest expense, on our investments in unconsolidated real estate entities in our consolidated balance sheet.

i. Revenue and Expenses

Rental and Other Property Revenue

We apply FASB ASC Topic 842, "Leases" ("ASC 842") with respect to our accounting for rental income. We primarily lease apartment units under operating leases generally with terms of one year or less. Rental payments are generally due monthly and rental revenues are recognized on an accrual basis when earned. We have elected to account for lease (i.e. fixed payments including base rent) and non-lease components (i.e. tenant reimbursements and certain other service fees) as a single combined operating lease component since (1) the timing and pattern of transfer of the lease and non-lease components is the same, (2) the lease component is the predominant element, and (3) the combined single lease component would be classified as an operating lease.

The table below presents our revenues disaggregated by revenue source.

	For the year ended December 31,		
	2024	2023	2022
Rental revenue (1)	$ 609,990	$ 630,260	$ 601,201
Other property revenue (2)	28,923	29,581	26,213
Other revenue	1,122	1,142	1,111
Total revenue	$ 640,035	$ 660,983	$ 628,525

(1) Amounts include all revenue streams derived from lease and non-lease components accounted for under ASC 842.

(2) Amounts include revenue related to activities that are not considered components of a lease, including application fees and administrative fees, as well as revenue not related to leasing activities, including vendor revenue sharing. All amounts are accounted for under FASB ASC Topic 606 "Revenue from Contracts with Customers" ("ASC 606").

Geographic Concentration (Unaudited)

Our portfolio of properties consists primarily of apartment communities geographically concentrated in the Southeastern and Midwest United States. Texas, Georgia, North Carolina, Tennessee, Ohio, Florida, Colorado, Indiana, Kentucky, and Oklahoma comprised 19.83%, 15.80%, 9.55%, 8.88%, 8.88%, 6.92%, 5.72%, 5.45%, 5.44%, and 5.08%, respectively, of our rental revenue for the year ended December 31, 2024.

We make ongoing estimates of the collectability of our base rents, tenant reimbursements, and other service fees included within rental and other property revenue. If collectability is not probable for revenue streams accounted for under FASB ASC Topic 842, we adjust rental and other property income for the amount of uncollectible revenue. For revenue streams accounted for under ASC 606, we apply FASB ASC Topic 326 "Financial Instruments – Credit Losses" to establish an allowance for estimated expected credit losses.

Advertising Expenses

For the years ended December 31, 2024, 2023 and 2022, we incurred $8,049, $7,110, and $5,414 of advertising expenses, respectively.

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j. Fair Value of Financial Instruments In accordance with FASB ASC Topic 820, “Fair Value Measurements and Disclosures”, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity for disclosure purposes. Assets and liabilities recorded at fair value in our consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their value. Hierarchical levels, as defined in FASB ASC Topic 820, “Fair Value Measurements and Disclosures” and directly related to the amount of subjectivity associated with the inputs to fair valuations of these assets and liabilities, are as follows: • Level 1: Valuations are based on unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets carried at Level 1 fair value generally are equity securities listed in active markets. As such, valuations of these investments do not entail a significant degree of judgment. • Level 2: Valuations are based on quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or for which all significant inputs are observable, either directly or indirectly. • Level 3: Inputs are unobservable for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors, including, for example, the type of investment, whether the investment is new, whether the investment is traded on an active exchange or in the secondary market, and the current market condition. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by us in determining fair value is greatest for instruments categorized in Level 3. Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, our own assumptions are set to reflect those that management believes market participants would use in pricing the asset or liability at the measurement date. We use prices and inputs that management believes are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be transferred from Level 1 to Level 2 or Level 2 to Level 3. Fair value for certain of our Level 3 financial instruments is derived using internal valuation models. These internal valuation models include discounted cash flow analyses developed by management using current interest rates, estimates of the term of the particular instrument, specific issuer information and other market data for securities without an active market. In accordance with FASB ASC Topic 820, “Fair Value Measurements and Disclosures”, the impact of our own credit spreads is also considered when measuring the fair value of financial assets or liabilities. Where appropriate, valuation adjustments are made to account for various factors, including bid-ask spreads, credit quality and market liquidity. These adjustments are applied on a consistent basis and are based on observable inputs where available. Management’s estimate of fair value requires significant management judgment and is subject to a high degree of variability based upon market conditions, the availability of specific issuer information and management’s assumptions. FASB ASC Topic 825, “Financial Instruments” requires disclosure of the fair value of financial instruments for which it is practicable to estimate that value. Given that cash and cash equivalents and restricted cash are short term in Table of Contents Independence Realty Trust, Inc. and Subsidiaries Notes to Consolidated Financial Statements As of December 31, 2024 (Dollars in thousands, except share and per share data) 77 nature with limited fair value volatility, the carrying amount is deemed to be a reasonable approximation of fair value and the fair value input is classified as a Level 1 fair value measurement. The fair value input for derivatives is classified as a Level 2 fair value measurement within the fair value hierarchy. The fair value of our unsecured revolver, term loans, and mortgage indebtedness is based on a discounted cash flows valuation technique. As this technique utilizes current credit spreads, which are generally unobservable, this is classified as a Level 3 fair value measurement within the fair value hierarchy. We determine appropriate credit spreads based on the type of debt and its maturity. There were no transfers between levels in the fair value hierarchy for the years ended December 31, 2024, and 2023. The following table summarizes the carrying amount and the fair value of our financial instruments as of the periods indicated: As of December 31, 2024 As of December 31, 2023 Financial Instrument Carrying Amount Estimated Fair Value Carrying Amount Estimated Fair Value Assets Cash and cash equivalents $ 21,228 $ 21,228 $ 22,852 $ 22,852 Restricted cash 22,224 22,224 27,880 27,880 Derivative assets 29,300 29,300 29,937 29,937 Liabilities Debt: Unsecured revolver 193,952 194,249 233,362 235,607 Unsecured term loans 598,169 599,375 597,544 602,589 Secured credit facilities 600,768 554,238 606,099 554,198 Mortgages 792,306 733,050 1,112,404 1,029,028 Unsecured notes 148,488 150,343 — — In addition to assets and liabilities that are recorded at fair value on a recurring basis, we record assets and liabilities at fair value on a nonrecurring basis as required by U.S. GAAP. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges. As discussed further in Note 3 “Investments in Real Estate”, we recognized an aggregate impairment charge of $36,102 during the year ended December 31, 2024 for one property that was sold as of December 31, 2024 and one property that was held for sale as of December 31, 2024. The impairment charge was determined by comparing the fair value of the property to its carrying value. The fair value was based on executed purchase and sale agreements and was determined to be a Level 3 fair value measurement within the fair value hierarchy. k. Deferred Financing Costs Costs incurred in connection with debt financing are deferred and classified within indebtedness and charged to interest expense over the terms of the related debt agreements, under the effective interest method. l. Office Leases In accordance with FASB ASC Topic 842, “Leases”, lessees are required to recognize a right-of-use asset and a lease liability on the balance sheet at the lease commencement date for all leases, except those leases with terms of less than a year. We lease corporate office space under leases with terms of up to 10 years and that may include extension options, but that do not include any residual value guarantees or restrictive covenants. As of December 31, 2024 and 2023, we have $1,877 and $2,408, respectively, of operating lease right-of-use assets and $2,123 and $2,701, respectively, of operating lease liabilities related to our corporate office leases. The operating lease right-of-use assets are presented within other assets and the operating lease liabilities are presented within other liabilities in our consolidated balance sheet. We recorded $674, $849, and $1,320 of total operating lease expense during the years ended December 31, 2024, 2023, and 2022, respectively, which is recorded within property management expense and general and administrative expenses in our consolidated statements of operations. Table of Contents Independence Realty Trust, Inc. and Subsidiaries Notes to Consolidated Financial Statements As of December 31, 2024 (Dollars in thousands, except share and per share data) 78

m. Income Taxes We have elected to be taxed as a REIT. Accordingly, we recorded no income tax expense for the years ended December 31, 2024, 2023, and 2022. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our ordinary taxable income to stockholders. As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders; however, we believe that we are organized and operate in such a manner as to qualify and maintain treatment as a REIT and intend to operate in such a manner so that we will remain qualified as a REIT for federal income tax purposes. For the year ended December 31, 2024, 88% of dividends were characterized as capital gain distributions and 12% were characterized as ordinary income. For the year ended December 31, 2023, 74% of dividends were characterized as capital gain distributions and 26% were characterized as ordinary income. For the year ended December 31, 2022, 99% of dividends were characterized as capital gain distributions, 1% were characterized as ordinary income. n. Share-Based Compensation We account for stock-based compensation in accordance with FASB ASC Topic 718, “Compensation - Stock Compensation”. Any stock-based compensation awards granted are measured based on the grant-date fair value of the award and compensation expense for the entire award is recognized on a straight-line basis over the requisite service period, which is the vesting period, for the entire award. Certain of our stock-based compensation awards provide for accelerated vesting upon retirement. In these cases, we recognize compensation expense on a straight-line basis over the period from grant date to the date the employee will become retirement eligible. If the grantee is retirement eligible at the time they receive an award, the full amount of compensation expense is recognized immediately on the grant date. o. Noncontrolling Interest Our noncontrolling interest represents limited partnership units of our operating partnership that were issued in connection with certain property acquisitions and a joint venture partner's interest of a consolidated joint venture. We record limited partnership units issued in an acquisition at their fair value on the closing date of the acquisition. The holders of the limited partnership units have the right to redeem their limited partnership units for either shares of our common stock or for cash at our discretion. As the settlement of a redemption is in our sole discretion, we present noncontrolling interest in our consolidated balance sheet within equity but separate from stockholders’ equity. Any noncontrolling interests that fail to qualify as permanent equity will be presented as temporary equity and be carried at the greater of historical cost or their redemption value. p. Derivative Instruments We may use derivative financial instruments to hedge all or a portion of the interest rate risk associated with our borrowings. The principal objective of such arrangements is to minimize the risks and/or costs associated with our operating and financial structure, as well as, to hedge specific anticipated transactions. While these instruments may impact our periodic cash flows, they benefit us by minimizing the risks and/or costs previously described. The counterparties to these contractual arrangements are major financial institutions with which we and our affiliates may also have other financial relationships. In the event of nonperformance by the counterparties, we are potentially exposed to credit loss. However, because of the high credit ratings of the counterparties, we do not anticipate that any of the counterparties will fail to meet their obligations. In accordance with FASB ASC Topic 815, “Derivatives and Hedging”, we measure each derivative instrument (including any derivative instruments embedded in other contracts) at fair value and record such amounts in our Table of Contents Independence Realty Trust, Inc. and Subsidiaries Notes to Consolidated Financial Statements As of December 31, 2024 (Dollars in thousands, except share and per share data) 79 consolidated balance sheet as either an asset or liability. For derivatives designated as cash flow hedges, the changes in the fair value of the effective portions of the derivative are reported in other comprehensive income (loss) and changes in the ineffective portions of cash flow hedges, if any, are recognized in earnings. For derivatives not designated as hedges, the changes in fair value of the derivative instrument are recognized in earnings. Any derivatives that we designate in hedge relationships are done so at inception. At inception, we determine whether or not the derivative is highly effective in offsetting changes in the designated interest rate risk associated with the identified indebtedness using regression analysis. At each reporting period, we update our regression analysis and use the hypothetical derivative method to measure any ineffectiveness. q. Employee Retention Credit Under the terms of the March 27, 2020 Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), we were eligible and applied for assistance in the form of a refundable employee retention credit. Since applicable GAAP guidance is limited, we adopted an accounting policy by analogizing to International Accounting Standard 20 “Accounting for Government Grants” to recognize employee retention credits as a reimbursement of payroll related expenses within property operating expenses, property management expenses, and general and administrative expenses in our consolidated statements of operations. During the six months ended December 31, 2022, we received employee retention credit refunds totaling $6,238 and recognized $3,006 in reimbursements of previously paid employer payroll taxes and retention costs in our consolidated statements of operations. During the years ended December 31, 2024, and 2023, we recognized reimbursements of payroll related expenses of $0 and $3,232, respectively, in our consolidated statements of operations. r. Restructuring Costs During the three months ended March 31, 2023, we reorganized certain departments in our organization impacting a limited number of employees. The impacted employees were provided severance packages that included cash severance payments and the accelerated vesting of performance share units and restricted stock awards, as applicable. In accordance with ASC 712 “Compensation – Nonretirement Postemployment Benefits”, we recognized the full amount of restructuring costs of $3,213 during the three months ended March 31, 2023, which is presented in the restructuring costs line on the consolidated statement of operations. No restructuring costs were recognized during the years ended December 31, 2024 and 2022. s. Recent Accounting Pronouncements Below is a brief description of recent accounting pronouncements that could have a material effect on our financial statements. In March 2024, the SEC issued rules on the enhancement and standardization of climate-related disclosures. The rules, require disclosure of material climate-related risks; activities to mitigate or adapt to such risks; governance and management of such risks; and material greenhouse gas emissions from operations owned or controlled and or indirect emissions from purchased energy consumed in operations. Additionally, the rules require disclosure in the notes to the financial statements of the effects of severe weather events and other natural conditions, subject to certain materiality thresholds. The rules will become effective for the Company starting in the year ended December 31, 2025. While the SEC has voluntarily stayed the rules, the Company is currently evaluating the effect the rules will have on its financial statement disclosures. In November 2023, the FASB issued ASU 2023-07, Segment Reporting, Topic 280, “Improvements to Reportable Segment Disclosures” (“ASU 2023-07”) which was issued to improve the disclosures about a public entity's reportable segments and address requests from investors for additional, more detailed information about a reportable segment's expenses. ASU 2023-07 was adopted as of December 31, 2024 and did not have a material impact on the Company's consolidated financial statements. Refer to Note 11: Segment Reporting for further details. In December 2022, the FASB issued ASU 2022-06, Deferral of the Sunset Date of Topic 848 (“ASU 2022-06”) which was issued to defer the sunset date of Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform to December 31, 2024. ASU 2022-06 has no impact on the Company’s consolidated financial statements for the year ended December 31, 2024. Table of Contents Independence Realty Trust, Inc. and Subsidiaries Notes to Consolidated Financial Statements As of December 31, 2024 (Dollars in thousands, except share and per share data) 80

NOTE 3: Investments in Real Estate As of December 31, 2024, our investments in real estate consisted of 113 (unaudited) operating apartment properties that contain 33,615 (unaudited) units. The following table summarizes our investments in real estate: 2024 2023 Depreciable Lives (In years) Land $ 564,966 $ 540,950 — Building 5,323,105 5,288,956 40 Furniture, fixtures and equipment 475,865 429,306 5-10 Total investments in real estate $ 6,363,936 $ 6,259,212 Accumulated depreciation (740,957) (582,760) Investments in real estate, net $ 5,622,979 $ 5,676,452 Acquisitions The following table summarizes asset acquisitions for the year ended December 31, 2024: Property Name Date of Purchase Market Units (unaudited) Purchase Price Gateway at Pinellas 08/13/2024 Tampa, FL 288 $ 82,000 Highland Ridge 11/01/2024 Charlotte, NC 300 73,500 Serenza at Ocoee Village 12/05/2024 Orlando, FL 320 84,250 Total 908 $ 239,750 We are currently under contract on the acquisition of a 280-unit (unaudited) multifamily apartment property in Indianapolis, Indiana, which will expand our footprint in the Indianapolis market while providing enhanced scale and synergies. The aggregate purchase price of this property is approximately $59,500, which we expect to fund using forward equity sales proceeds and or the unsecured revolver. We expect to close on the acquisition of this property during the first quarter of 2025. While this property is under contract, there can be no assurance that this acquisition will be consummated at expected pricing levels, within expected time frames, or at all. There were no asset acquisitions during the year ended December 31, 2023. The following table summarizes asset acquisitions for the year ended December 31, 2022: Property Name Date of Purchase Market Units (unaudited) Purchase Price Views of Music City (phase I) 04/06/2022 Nashville, TN 96 $ 25,440 Cyan Mallard Creek 08/16/2022 Charlotte, NC 234 80,000 The Enclave at Tranquility Lake 09/13/2022 Tampa, FL 348 98,000 Total 678 $ 203,440 On April 6, 2022, we acquired Views of Music City (phase I), a 96-unit property (unaudited) located in Nashville, TN for $25,440. Views of Music City (phase I) was acquired from one of our unconsolidated joint ventures. On account of our equity interest in this joint venture, we received $4,428 of the sales proceeds, comprised of $3,406 as a return of capital and $1,022 as a preferred return on capital. In accordance with ASC 970-323-30-7, we recorded the preferred return on Table of Contents Independence Realty Trust, Inc. and Subsidiaries Notes to Consolidated Financial Statements As of December 31, 2024 (Dollars in thousands, except share and per share data) 81 capital as a reduction to the carrying value of the purchased real estate, deferring the gain which will be recognized as income on a pro rata basis as the real estate is depreciated or when it is sold to a third party. The following table summarizes the aggregate fair value of the assets and liabilities associated with three multifamily property acquisitions during the year ended December 31, 2024, on the date of acquisition. Fair Value of Assets Acquired During the Year Ended December 31, 2024 Asset acquired: Investments in real estate $ 235,334 Other assets 170 Intangible assets 4,950 Total assets acquired $ 240,454 Liabilities assumed: Accounts payable and accrued expenses $ 1,428 Other liabilities 466 Total liabilities assumed 1,894 Estimated fair value of net assets acquired $ 238,560 Dispositions Held for Sale As of December 31, 2024, we had one 720-unit (unaudited) property in Birmingham, Alabama classified as held for sale. We recognized an impairment loss of $20,928 during the three months ended December 31, 2024. On February 14, 2025, we sold this property for a gross sales price of $111,000 and expect to use the proceeds to fund future property acquisitions. Portfolio Optimization and Deleveraging Strategy On October 26, 2023, our Board of Directors approved a plan, which we refer to as our Portfolio Optimization and Deleveraging Strategy, which targeted the sale of 10 properties located in seven markets in order to exit or reduce our presence in these markets while also deleveraging our balance sheet. During the year ended December 31, 2024, we completed our Portfolio Optimization and Deleveraging Strategy with the sale of six properties, totaling 1,746 units (unaudited), for an aggregate gross sale price of $324,625 and recognized an aggregate gain on sale of $25,485. The Portfolio Optimization and Deleveraging Strategy resulted in the sale of ten properties for an aggregate gross sales price of $525,300 and proceeds from the sales were used to repay an aggregate $517,100 of debt. Table of Contents Independence Realty Trust, Inc. and Subsidiaries Notes to Consolidated Financial Statements As of December 31, 2024 (Dollars in thousands, except share and per share data) 82

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Independence Realty Trust, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
As of December 31, 2024
(Dollars in thousands, except share and per share data)

The below table summarizes all dispositions for the year ended December 31, 2024:

Property Name	Market	Units (unaudited)	Sale Date	Sale Price	Gain on sale (loss on impairment) (1)
Villas of Kingwood (2)	Houston, TX	330	02/13/2024	$ 53,700	$ 62
Belmar Villas (2)(3)	Denver, CO	318	02/13/2024	74,300	46
Hearthstone at City Center (2)(3)	Denver, CO	360	03/12/2024	74,000	88
Villas at Huffmeister (2)(3)	Houston, TX	294	03/25/2024	44,250	(415)
Westmont Commons (2)(3)	Asheville, NC	252	03/28/2024	49,875	25,856
Reserve at Creekside (2)(3)	Chattanooga, TN	192	04/30/2024	28,500	(152)
Tapestry Park (4)	Birmingham, AL	354	07/17/2024	70,800	(14,419)
Total		2,100		$ 395,425	$ 11,066

(1) The gain on sale (loss on impairment), net is exclusive of $32,956 impairment charge recognized during the three months ended December 31, 2023, net of $1,953 of defeasance and debt prepayment gains.

(2) Included in the Portfolio Optimization and Deleveraging Strategy.

(3) Held for sale as of December 31, 2023.

(4) A loss on impairment of $15,107 was recognized during the three months ended March 31, 2024.

The below table summarizes the dispositions for the year ended December 31, 2023:

Property Name	Date of Sale	Sale Price	Gain on sale (loss on impairment) (1)
Eagle Lake Landing	02/28/2023	$ 37,300	$ 1,179
The Meadows at River Run (2)	12/20/2023	72,700	(14,612)
Fielders Creek (2)	12/21/2023	44,100	(11,019)
Cottage Trails at Culpepper Landing (2)	12/28/2023	40,750	(10,168)
Oak Crossing (2)	12/28/2023	43,100	1,029
Total		$ 237,950	$ (33,591)

(1) (Loss on impairment) gain on sale of real estate sold in 2023 is net of $1,900 of defeasance and debt prepayment gains.

(2) Included in the Portfolio Optimization and Deleveraging Strategy.

The below table summarizes the dispositions for the year ended December 31, 2022:

Property Name	Date of Sale	Sale Price	Gain on sale (loss on impairment) (1)
Riverchase	01/18/2022	$ 31,000	$ 12,901
Heritage Park	02/02/2022	48,500	31,366
Raindance	02/02/2022	47,500	33,748
Haverford	02/02/2022	31,050	16,697
Meadows Apartments	10/26/2022	57,000	20,573
Sycamore Terrace (2)	12/06/2022	42,000	(3,529)
Total		$ 257,050	$ 111,756

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Independence Realty Trust, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
As of December 31, 2024
(Dollars in thousands, except share and per share data)

(1) The gain on sale (loss on impairment) of real estate for these properties is net of $409 of defeasance and debt prepayment gains.

(2) Impairment charge recognized following a fourth quarter amendment to the purchase and sale agreement which resulted in the carrying value of the property exceeding its fair value.

NOTE 4: Investments in Unconsolidated Real Estate Entities

As of December 31, 2024, our investments in unconsolidated real estate entities had aggregate land, building, and construction in progress costs capitalized of $321,137 and aggregate construction debt of $211,962. We do not guarantee any debt, capital payout or other obligations associated with these entities. We recognize earnings or losses from our investments in unconsolidated real estate entities consisting of our proportionate share of the net earnings or losses of the joint ventures. We recognized (income) losses of $(347), $4,488, and $2,169 from equity method investments during the years ended December 31, 2024, 2023, and 2022, respectively, and the income or losses were recorded in (income) loss from investments in unconsolidated real estate entities in our consolidated statements of operations.

The following table summarizes our investments in unconsolidated real estate entities as of December 31, 2024 and 2023:

Investments in Unconsolidated Real Estate Entities	Location	Units (1) (Unaudited)	IRT Ownership Interest	Carrying Value As Of December 31, 2024	Carrying Value As Of December 31, 2023
Metropolis at Innsbrook (2)	Richmond, VA	402	84.8 %	$ 21,163	$ 18,028
Views of Music City II (3)	Nashville, TN	209	50.0 %	5,905	5,791
The Crockett (4)	Nashville, TN	—	—	—	5,841
Lakeline Station	Austin, TX	378	90.0 %	36,106	32,126
The Mustang (5)	Dallas, TX	275	85.0 %	28,801	27,258
Total		1,264		$ 91,975	$ 89,044

(1) Represents the total number of units after development is complete and each property is placed in service.

(2) The Metropolis at Innsbrook is an operating property consisting of 402 units (unaudited). We have a call option that gives us the right to buy the property upon the earlier of the date upon which the property achieves 90% occupancy or October 17, 2025. On June 21, 2024, we entered into an agreement with the developer to list the property for sale upon achieving 85% occupancy.

(3) Views of Music City II is an operating property and was listed for sale subsequent to December 31, 2024. We have a right of first refusal on any sale of the Views of Music City II.

(4) The Crockett is an operating property consisting of 199 units (unaudited). On July 16, 2024, we amended the joint venture agreement governing the entity that owns this property and Views of Music City II. The amendment to the joint venture resulted in the return of our invested capital in the amount of $5,541 and preferred return in the amount of $2,964, net, thereon on October 17, 2024, while also providing us with a right of first refusal on any future sale of The Crockett.

(5) The Mustang became an operating property during the fourth quarter of 2024 and consists of 275 units (unaudited). We have a call option that gives us the right to buy the property upon the earlier of the date upon which the property achieves 85% occupancy or August 15, 2025.

Consolidation of Former Unconsolidated Real Estate Entity

An amendment to the Virtuoso joint venture agreement on August 1, 2023 provided us with control over the major decisions that most significantly impact the joint venture and removed our joint venture partner's rights to a promote interest. As a result of the amendment, we reassessed the accounting for Virtuoso, a former unconsolidated real estate entity that consists of 178 units (unaudited) in Huntsville, Alabama. Because we concluded that Virtuoso is a voting interest entity and that we control the major decisions that most significantly impact the joint venture through our 90% voting interest, we began consolidating the assets and liabilities and operating results of Virtuoso effective August 1, 2023.

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In accordance with FASB Topic ASC 805, upon consolidation, we recognized the asset and liabilities of Virtuoso at carryover basis, allocating the individual assets and liabilities based upon their relative fair values on our consolidated balance sheet. The following table summarizes the assets and liabilities recognized upon the consolidation of Virtuoso, our former unconsolidated real estate entity, during the year ended December 31, 2023, on the date of consolidation. Assets and Liabilities Consolidated During the Year Ended December 31, 2023 Assets: Investments in real estate $ 49,939 Cash and cash equivalents 816 Restricted cash 1,329 Other assets 396 Intangible assets 398 Total assets $ 52,878 Liabilities: Indebtedness $ 39,281 Accounts payable and accrued expenses 255 Accrued interest payable 283 Other liabilities 112 Total liabilities 39,931 Noncontrolling interest 256 Derecognition of investments in unconsolidated real estate entities 12,691 Total Liabilities and equity $ 52,878 Subsequent Investment in Unconsolidated Real Estate Entity On January 30, 2025, we entered into a joint venture for the development of Nexton Pine Hollow, a to-be-built multifamily apartment project comprised of 324 units (unaudited) in Charleston, SC. We have committed to invest an aggregate of $28,582 in this joint venture, and, as of January 30, 2025, had funded $8,408 on account of this commitment. Table of Contents Independence Realty Trust, Inc. and Subsidiaries Notes to Consolidated Financial Statements As of December 31, 2024 (Dollars in thousands, except share and per share data) 85

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Independence Realty Trust, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
As of December 31, 2024
(Dollars in thousands, except share and per share data)

NOTE 5: Indebtedness

The following tables contain summary information concerning our consolidated indebtedness, including indebtedness secured by real estate held for sale as of December 31, 2024:

Debt:	Outstanding Principal	Unamortized Debt Issuance Costs	Unamortized Loan (Discount)/ Premiums	Carrying Amount	Type	Weighted Average Contractual Rate (3)	Weighted Average Effective Rate (4)	Weighted Average Maturity (in years)
Unsecured revolver (1)	$ 194,478	$ (526)	$ —	$ 193,952	Floating	5.5%	4.8%	4.0
Unsecured term loans	600,000	(1,831)	—	598,169	Floating	5.6%	4.0%	2.5
Secured credit facilities	585,635	(1,901)	17,034	600,768	Fixed	4.2%	4.4%	3.9
Mortgages (2)	780,794	(3,175)	14,687	792,306	Fixed	3.8%	4.0%	3.7
Unsecured notes	150,000	(1,512)	—	148,488	Fixed	5.4%	5.6%	8.3
Total Debt	$ 2,310,907	$ (8,945)	$ 31,721	$ 2,333,683		4.6%	4.3%	3.8

(1) The unsecured revolver total capacity was $500,000, of which $194,478 was outstanding as of December 31, 2024. On January 8, 2025, we amended and restated our unsecured credit agreement, which increased our revolver capacity to $750,000, and extended the maturity date of borrowings under the unsecured revolver to January 8, 2029.

(2) Includes indebtedness secured by real estate held for sale of $59,032.

(3) Represents the weighted average of the contractual interest rates in effect as of year-end without regard to any interest rate swaps or collars.

(4) Represents the total weighted average effective interest rate for the three months ended December 31, 2024, including the impact of interest rate swaps and collars, the amortization of hedging costs, and deferred financing costs, but excluding the impact of loan premium amortization, discount accretion, and interest capitalization.

	Original maturities on or before December 31,					
Debt:	2025	2026	2027	2028	2029	Thereafter
Unsecured revolver (1)	$ —	$ 194,478	$ —	$ —	$ —	$ —
Unsecured term loans	—	200,000	—	400,000	—	—
Secured credit facilities	3,065	9,111	10,081	453,937	2,669	106,772
Mortgages (2)	44,780	127,773	12,341	179,861	416,039	—
Unsecured notes	—	—	—	—	—	150,000
Total	$ 47,845	$ 531,362	$ 22,422	$ 1,033,798	$ 418,708	$ 256,772

(1) The unsecured revolver total capacity was $500,000, of which $194,478 was outstanding as of December 31, 2024. On January 8, 2025, we amended and restated our unsecured credit agreement, which increased our revolver capacity to $750,000, and extended the maturity date of borrowings under the unsecured revolver to January 8, 2029.

(2) Includes indebtedness secured by real estate held for sale of $59,032.

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Independence Realty Trust, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
As of December 31, 2024
(Dollars in thousands, except share and per share data)

The following table contains summary information concerning our consolidated indebtedness as of December 31, 2023:

Debt:	Outstanding Principal	Unamortized Debt Issuance Costs	Unamortized Loan (Discount)/ Premiums	Carrying Amount	Type	Weighted Average Contractual Rate (3)	Weighted Average Effective Rate (4)	Weighted Average Maturity (in years)
Unsecured revolver (1)	$ 234,479	$ (1,117)	$ —	$ 233,362	Floating	6.6%	5.4%	2.1
Unsecured term loans	600,000	(2,456)	—	597,544	Floating	6.5%	3.9%	3.5
Secured credit facilities	586,286	(1,949)	21,762	606,099	Floating/ Fixed	4.2%	4.6%	4.9
Mortgages (2)	1,094,933	(5,250)	22,721	1,112,404	Fixed	3.8%	4.0%	4.3
Total Debt	$ 2,515,698	$ (10,772)	$ 44,483	$ 2,549,409		4.8%	4.2%	4.0

(1) The unsecured revolver total capacity was $500,000, of which $234,479 was outstanding as of December 31, 2023.

(2) Includes indebtedness secured by real estate held for sale of $122,621.

(3) Represents the weighted average of the contractual interest rates in effect as of year-end December 31, 2023 without regard to any interest rate swaps or collars.

(4) Represents the total weighted average effective interest rates for the full year ended December 31, 2023, after giving effect to all components of interest expense including the impact of interest rate swaps and collars, but excluding the impact of loan premium amortization, discount accretion, and interest capitalization.

As of December 31, 2024 we were in compliance with all financial covenants contained in our consolidated indebtedness.

Private Placement of $150 Million of Unsecured Notes

On August 19, 2024, we entered into a Note and Guaranty Agreement granting us the right to sell up to $150,000 of unsecured notes (the "Private Placement"), consisting of $75,000 aggregate principal amount of unsecured notes due October 1, 2031 and $75,000 aggregate principal amount of unsecured notes due October 1, 2034 (each a "note" and collectively, the "notes"), to an institutional investor in the Private Placement at fixed annual interest rates of 5.32% and 5.53%, respectively. The entire unpaid principal balance of each note shall be due and payable on the maturity date thereof. On October 1, 2024, the notes were executed and funded. We incurred $1,120 of deferred financing costs attributable to the Private Placement which have been allocated evenly between the notes and will be amortized into interest expense over their respective 7- or 10-year terms, respectively. The net proceeds have been or will be used to repay secured mortgage debt scheduled to mature in 2024 and 2025 and to reduce the borrowings under our unsecured revolver. As of December 31, 2024, $99,556 of property mortgages have been repaid with proceeds from the notes.

Unsecured Revolver and Term Loans

On January 8, 2025, IROP entered into the Fifth Amended and Restated Credit Agreement (the "Fifth Restated Credit Agreement") by and among IROP, as borrower, IRT as parent guarantor, KeyBank National Association, as administrative agent, and the other agents and lender parties thereto, which amended and restated in its entirety the Fourth Amended and Restated Credit Agreement dated as of July 25, 2022 (the "Fourth Restated Credit Agreement"). The Fourth Restated Credit Agreement provided for a $500,000 unsecured revolving credit facility (the "Unsecured Revolver") with a January 31, 2026 scheduled maturity date and two unsecured term loans, specifically: (i) a $200,000 term loan with a May 18, 2026 maturity date (the "2026 Term Loan") and (ii) a $400,000 term loan with a January 28, 2028 maturity date (the "2028 Term Loan"). We recognized the restructuring of the Fifth Restated Credit Agreement as a modification of debt for all lenders except for two and incurred deferred financing costs of $1,615 associated with the transaction. The Fifth Restated Credit Agreement increases the maximum principal amount of the Unsecured Revolver to $750,000, which represents an increase of $250,000 over the Fourth Restated Credit Agreement and extends its maturity date until January 8, 2029. The Fifth Restated Credit Agreement also releases the Subsidiary Guarantors which were parties to the Fourth

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Restated Credit Agreement. We recognized the portion of debt associated with the lenders no longer participating in the Fifth Restated Credit Agreement as an extinguishment of debt and wrote off their de minimis deferred financing costs. The Fifth Restated Credit Agreement increases the aggregate amount of borrowings under the credit agreement to $1,350,000 and permits IROP to request an increase in such aggregate amount to up to $2,000,000 subject to certain terms and conditions, including receipt of commitments from one or more lenders, whether or not currently parties to the Fifth Restated Credit Agreement, to provide such increased amounts, which increase may be allocated, at IROP’s option, to the Unsecured Revolver and/or to one or more of the Term Loans, in accordance with the Fifth Restated Credit Agreement. Borrowings under the 2026 Term Loan bear interest at a rate equal to either (i) the SOFR rate plus a margin of 80 to 160 basis points, or (ii) a base rate plus a margin of 0 to 60 basis points. These margins represent a 5-basis point decrease from those applicable to the 2026 Term Loan. The margin for borrowings under the Unsecured Revolver and the 2028 Term Loan remain unchanged, with (1) Unsecured Revolver borrowings bearing interest at a rate equal to either (i) the SOFR rate plus a margin of 72.5 to 140 basis points, or (ii) a base rate plus a margin of 0 to 40 basis points; and (2) 2028 Term Loan borrowings bearing interest at a rate equal to either (i) the SOFR rate plus a margin of 80 to 160 basis points, or (ii) a base rate plus a margin of 0 to 60 basis points. The applicable margin will be determined based upon IRT’s credit rating. At the time of closing, based on IRT’s credit rating along with IROP’s consolidated leverage ratio, the applicable SOFR margin was 77.5 basis points for the Unsecured Revolver and 85 basis points for both the 2026 Term Loan and 2028 Term Loan. Overall, this reflects a weighted average reduction in margin of approximately 34 basis points compared to the interest rate margins in place prior to IRT’s receipt of investment grade credit ratings. The Fifth Restated Credit Agreement contains customary covenants for credit facilities of this type, including restrictions on our ability to take the following actions: (i) make distributions after an event of default; (ii) incur debt; (iii) make investments; (iv) grant or suffer liens; (v) undertake mergers, consolidations, asset sales and other fundamental entity changes; (vi) make material changes to contracts and organizational documents; and (vii) enter into transactions with affiliates. The Fifth Restated Credit Agreement also contains financial covenants applicable to us involving (i) maximum consolidated total debt to total asset value, (ii) maximum distributions, (iii) maximum secured debt to total asset value, (iv) maximum unsecured debt to eligible unencumbered properties, and (v) minimum consolidated fixed charge coverage. The Fifth Restated Credit Agreement provides for certain customary events of default, including among others, non-payment of principal, interest or other amounts when due, inaccuracy of representations and warranties, violation of covenants, cross defaults with certain other indebtedness, insolvency or inability to pay debts, bankruptcy, or a change of control. On July 25, 2022, we entered into the Fourth Restated Credit Agreement which amended and restated in its entirety the Third Amended and Restated Credit Agreement dated as of December 14, 2021 (the “Third Restated Credit Agreement”). The Fourth Restated Credit Agreement provided for an aggregate amount available for borrowing of $1,100,000, which consisted of (i) a $500,000 Unsecured Revolver with a January 31, 2026 scheduled maturity date, (ii) the 2028 Term Loan; and (iii) the 2026 Term Loan. The Fourth Restated Credit Agreement represented an increase of $100,000 over the Third Restated Credit Agreement which provided for (i) the Unsecured Revolver, (ii) the 2026 Term Loan, and (iii) two additional term loans of $200,000 and $100,000, which had maturity dates of January 17, 2024 and November 20, 2024, respectively (collectively, the “2024 Term Loans”). Proceeds of the 2028 Term Loan were used to (i) repay and retire the 2024 Term Loans, and (ii) reduce $100,000 of outstanding borrowings under the Unsecured Revolver. In addition, the Fourth Restated Credit Agreement changed the LIBOR interest rate option to SOFR. The Fourth Restated Credit Agreement otherwise continued, without material change, the 2026 Term Loan and the Unsecured Revolver. We recognized the restructuring of the Fourth Restated Credit Agreement as a modification of debt for all lenders except for one and incurred deferred financing costs of $1,477 associated with the transaction. We recognized the portion of debt Table of Contents Independence Realty Trust, Inc. and Subsidiaries Notes to Consolidated Financial Statements As of December 31, 2024 (Dollars in thousands, except share and per share data) 88

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Notes to Consolidated Financial Statements
As of December 31, 2024
(Dollars in thousands, except share and per share data)

associated with the lender no longer participating in the Fourth Restated Credit Agreement as an extinguishment of debt and wrote off their de minimis deferred financing costs.

Secured Credit Facilities

PNC Secured Credit Facility

On December 16, 2021, in connection with the STAR Merger, we assumed the PNC MCFA, a fixed rate multifamily note and other loan documents for the benefit of PNC Bank. The PNC MCFA provides for a fixed rate loan in the aggregate principal amount of $79,170 that accrues interest at 2.82% per annum and has a maturity date of July 1, 2030. As of December 31, 2024, and 2023, the outstanding principal balance was $76,249 and $76,248, respectively.

Newmark Secured Credit Facility

On December 16, 2021, in connection with the STAR Merger, we assumed the Newmark MCFA, which consists of four tranches: (1) a fixed rate loan in the aggregate principal amount of $331,001 that accrues interest at 4.43% per annum; (2) a fixed rate loan in the aggregate principal amount of $137,917 that accrues interest at 4.57% per annum; (3) a variable rate loan in the aggregate principal amount of $49,493 that accrues interest at the one-month LIBOR plus 1.70% per annum; and (4) a fixed rate loan in the aggregate principal amount of $40,468 that accrues interest at 3.34% per annum. The first three tranches have a maturity date of August 1, 2028, and the fourth tranche has a maturity date of March 1, 2030, unless in each case the maturity date is accelerated in accordance with the terms of the loan documents. Interest only payments are payable monthly through August 1, 2025 and April 1, 2027 on the first three tranches and fourth tranche, respectively, with interest and principal payments due monthly thereafter. As of December 31, 2023, the outstanding balance on tranche 3 was $652. In January 2024, tranche 3 was repaid and retired with proceeds from the 2023 property sales.

Mortgages

The following table summarizes the mortgage payoffs during the years ended December 31, 2024 and 2023:

	Amount	Weighted Average Interest Rate
Mortgage payoffs in 2023	$ 121,018	5.87 %
Mortgage payoffs in 2024	303,464	3.83 %
	$ 424,482	4.41 %

Subsequent to the year ended December 31, 2024, we paid off one property mortgage in the amount of $14,406 using proceeds from our private placement of unsecured notes. Additionally, subsequent to the year ended December 31, 2024, we paid off the Ridge Crossings mortgage in the amount of $56,884 as a result of the sale of Ridge Crossings.

NOTE 6: Derivative Financial Instruments

The following table summarizes the aggregate notional amounts and estimated net fair values of our derivative instruments as of December 31, 2024 and 2023:

	As of December 31, 2024			As of December 31, 2023		
	Notional	Fair Value of Assets	Fair Value of Liabilities	Notional	Fair Value of Assets	Fair Value of Liabilities
Cash flow hedges:						
Interest rate swaps	$ 500,000	$ 20,328	$ —	$ 500,000	$ 20,090	$ —
Interest rate collars	200,000	8,972	—	250,000	2,700	—
Forward interest rate collars	—	—	—	200,000	7,147	—
Total	$ 700,000	$ 29,300	$ —	$ 950,000	$ 29,937	$ —

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Interest rate swaps On March 16, 2023, we entered into an interest rate swap contract with a notional value of $200,000, a strike rate of 3.39% and a maturity date of March 17, 2030. We designated this interest rate swap as a cash flow hedge at inception and determined that the hedge is highly effective in offsetting interest rate fluctuations associated with the identified indebtedness. On March 2, 2020, we entered into a forward starting interest rate swap contract with a notional value of $150,000 and a strike rate of 0.985%. The interest rate swap became effective on May 17, 2022 and has a maturity date of May 17, 2027. We designated this interest rate swap as a cash flow hedge at inception and determined that the hedge is highly effective in offsetting interest rate fluctuations associated with the identified indebtedness. On May 9, 2019, we entered into a forward starting interest rate swap contract with a notional value of $150,000 and a strike rate of 2.176%. The interest rate swap became effective on June 17, 2021 and has a maturity date of June 17, 2026. We designated this interest rate swap as a cash flow hedge at inception and determined that the hedge is highly effective in offsetting interest rate fluctuations associated with the identified indebtedness. Interest rate collars On July 12, 2022, we entered into forward starting interest rate collars with a total notional value of $200,000, a cap rate of 2.50%, a floor rate of 1.50% and a maturity date of January 17, 2028. The effective date for $100,000 of the forward interest rate collars was January 17, 2024 and November 17, 2024, for the other $100,000. We designated these forward interest rate collars as cash flow hedges at inception and determined that the hedges are highly effective in offsetting interest rate fluctuations associated with the identified indebtedness. For interest rate swaps and collars that are considered effective hedges, we reclassified realized gains of $19,730, $19,189, and $1,296 to earnings within interest expense for the years ended December 31, 2024, 2023 and 2022, respectively. For interest rate swaps and collars that are considered effective hedges, gains of $11,434 are expected to be reclassified out of accumulated other comprehensive income (loss) to earnings over the next 12 months. Effective interest rate swaps and collars are reported in accumulated other comprehensive income (loss) and the fair value of these hedge agreements is included in other assets or other liabilities. NOTE 7: Stockholder Equity and Noncontrolling Interest Completed Public Offering of 11.5 Million Shares of Common Stock On September 3, 2024, we entered into an underwriting agreement with Citigroup Global Markets Inc., KeyBanc Capital Markets Inc. and RBC Capital Markets LLC as representatives of the several underwriters named therein, (collectively, the “Underwriters”), and Citigroup Global Markets Inc. in its capacity as agent (in such capacity, the “Forward Seller”) for Citibank, N.A., as forward counterparty (the “Forward Counterparty”) and the Forward Counterparty related to the offering of an aggregate of 11.5 million shares of our common stock, par value $0.01 per share, at a price of $18.96 per share consisting of 11.5 million shares of our common stock offered by the Forward Seller in connection with the forward sale agreements described below (including 1.5 million shares offered pursuant to the Underwriter’s option to purchase additional shares, which was exercised in full). We did not initially receive any proceeds from the sale of our common stock by the Forward Seller. We completed the offering on September 5, 2024. In connection with the offering, we also entered into two forward sale agreements. The first forward sale agreement (the “Initial Forward Sale Agreement”), dated September 3, 2024, with the Forward Seller and Forward Counterparty, and the second forward sale agreement (the “Additional Forward Sale Agreement”, together with the Initial Forward Sale Agreement, the “Forward Sale Agreements”), dated September 4, 2024, with the Forward Seller and the Forward Counterparty. In connection with the Forward Sale Agreements, the Forward Seller (or its affiliate) borrowed Table of Contents Independence Realty Trust, Inc. and Subsidiaries Notes to Consolidated Financial Statements As of December 31, 2024 (Dollars in thousands, except share and per share data) 90

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Notes to Consolidated Financial Statements
As of December 31, 2024
(Dollars in thousands, except share and per share data)

from third parties and sold to the Underwriters an aggregate of 11.5 million shares of our common stock that was sold in the offering.

On December 30, 2024, we physically settled 3.25 million shares at a weighted average price of $19.04 per share and we received proceeds of $61,882. All of the net proceeds were used to fund new acquisitions. As of December 31, 2024, 8.25 million shares of our common stock remained to be settled under the Forward Sale Agreements, which if physically settled would provide additional proceeds to us of $155,781 based on the forward price as of December 31, 2024. We expect to physically settle the remaining Forward Sale Agreements and receive proceeds, subject to certain adjustments, from the sale of those shares upon one or more such physical settlements within approximately twelve months from the date of the prospectus supplement, no later than September 5, 2025, the scheduled maturity date of the Forward Sale Agreements. Although we expect to settle the remaining Forward Sale Agreements entirely by the physical delivery of shares of our common stock for cash proceeds, we may also elect to cash or net share settle all or a portion of our obligations under the Forward Sale Agreements, in which case, we may receive or owe cash or shares of our common stock from or to the Forward Seller. The Forward Sale Agreements provided for an initial forward sale price of $18.96 per share, subject to certain adjustments pursuant to the terms of each of the Forward Sale Agreements. The Forward Sale Agreements are subject to early termination or settlement under certain circumstances.

ATM Program

On November 13, 2020, we entered into an equity distribution agreement pursuant to which we may have from time to time offered and sold shares of our common stock under our previous shelf registration statement having an aggregate offering price of up to $150,000 (the "Previous ATM Program") in negotiated transactions or transactions that are deemed to be "at the market" offerings as defined in Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"). Under the Previous ATM Program, we may also have entered into one or more forward sale transactions for the sale of shares of our common stock on a forward basis.

On June 14, 2023, we replaced our previous shelf registration statement with our new shelf registration statement. On July 28, 2023, we entered into an equity distribution agreement pursuant to which we may from time to time offer and sell shares of our common stock under our shelf registration statement having an aggregate offering price of up to $450,000 (the "2023 ATM Program") in negotiated transactions or transactions that are deemed to be "at the market" offerings as defined in Rule 415 under the Securities Act. Under the 2023 ATM Program, we may also enter into one or more forward sale transactions for the sale of shares of our common stock on a forward basis.

During the three months ended September 30, 2024, and December 31, 2024, we entered into forward sale transactions under the 2023 ATM Program for the forward sale of an aggregate 2,498,300 shares of our common stock with a maturity date of September 5, 2025 or November 13, 2025, respectively, as set forth in the forward sale transactions placement notice. On December 30, 2024, we physically settled all of these 2,498,300 shares of our common stock at a weighted average price of $20.06 per share and we received proceeds of $50,106. As of December 31, 2024, approximately $399,435 remained available for issuance under the 2023 ATM Program.

The following table summarizes our sales transactions under the 2023 ATM Program settled during the year ended December 31, 2024:

Forward Sale Transaction Date	Number of Shares Sold	Expiration Date of Forward Contract	Number of Shares Settled	Settlement Date	Settlement Price, Net of Commissions	Proceeds, Net of Commissions
August 2024	1,500,000	09/05/25	1,500,000	12/30/24	$ 19.57	$ 29,358
November 2024	998,300	11/13/25	998,300	12/30/24	20.78	20,748
	2,498,300		2,498,300		$ 20.06	$ 50,106

We evaluated the accounting for the forward sale transactions under FASB ASC Topic 480 "Distinguishing Liabilities from Equity" and FASB ASC Topic 815 "Derivatives and Hedging". As the forward sale transactions are

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Notes to Consolidated Financial Statements
As of December 31, 2024
(Dollars in thousands, except share and per share data)

considered indexed to our own equity and since they meet the equity classification conditions in ASC 815-40-25, the forward sale transactions have been classified as equity.

Stock Repurchase Program

On May 18, 2022, our Board of Directors authorized a common stock repurchase program (the "Stock Repurchase Program") covering up to $250,000 in shares of our common stock. Under the Stock Repurchase Program, we, in our discretion, may purchase our shares from time to time in the open market or in privately negotiated transactions. The amount and timing of the purchases will depend on a number of factors, including the price and availability of our shares, trading volumes and general market conditions. The Stock Repurchase Program has no time limit and may be suspended or discontinued at any time. During the years ended December 31, 2024, 2023, and 2022, we had no repurchases of shares under the Stock Repurchase Program. As of December 31, 2024, we had $250,000 in shares of our common stock remaining authorized for purchase under the Stock Repurchase Program.

Our board of directors declared the following dividends in 2024:

Quarter	Declaration Date	Record Date	Payment Date	Dividend Declared Per Share	
First quarter 2024	March 11, 2024	March 29, 2024	April 19, 2024	$	0.16
Second quarter 2024	June 10, 2024	June 28, 2024	July 19, 2024	$	0.16
Third quarter 2024	September 17, 2024	September 30, 2024	October 18, 2024	$	0.16
Fourth quarter 2024	December 16, 2024	December 31, 2024	January 17, 2025	$	0.16

Our board of directors declared the following dividends in 2023:

Quarter	Declaration Date	Record Date	Payment Date	Dividend Declared Per Share	
First quarter 2023	March 13, 2023	March 31, 2023	April 21, 2023	$	0.14
Second quarter 2023	May 10, 2023	June 30, 2023	July 21, 2023	$	0.16
Third quarter 2023	September 12, 2023	September 29, 2023	October 20, 2023	$	0.16
Fourth quarter 2023	December 11, 2023	December 29, 2023	January 19, 2024	$	0.16

Noncontrolling Interest

During 2024, holders of IROP units exchanged 4,928 units for 4,928 shares of our common stock. As of December 31, 2024, 5,941,643 IROP units held by unaffiliated third parties were outstanding.

During 2023, holders of IROP units exchanged 144,600 units for 144,600 shares of our common stock. As of December 31, 2023, 5,946,571 IROP units held by unaffiliated third parties were outstanding.

Our board of directors declared the following distributions on our operating partnership's LP units during 2024:

Quarter	Declaration Date	Record Date	Payment Date	Dividend Declared Per Unit	
First quarter 2024	March 11, 2024	March 29, 2024	April 19, 2024	$	0.16
Second quarter 2024	June 10, 2024	June 28, 2024	July 19, 2024	$	0.16
Third quarter 2024	September 17, 2024	September 30, 2024	October 18, 2024	$	0.16
Fourth quarter 2024	December 16, 2024	December 31, 2024	January 17, 2025	$	0.16

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Notes to Consolidated Financial Statements
As of December 31, 2024
(Dollars in thousands, except share and per share data)

Our board of directors declared the following distributions on our operating partnership's LP units during 2023:

Quarter	Declaration Date	Record Date	Payment Date	Dividend Declared Per Share	
First quarter 2023	March 13, 2023	March 31, 2023	April 21, 2023	$	0.14
Second quarter 2023	May 10, 2023	June 30, 2023	July 21, 2023	$	0.16
Third quarter 2023	September 12, 2023	September 29, 2023	October 20, 2023	$	0.16
Fourth quarter 2023	December 11, 2023	December 29, 2023	January 19, 2024	$	0.16

NOTE 8: Equity Compensation Plans

On May 18, 2022, our stockholders approved our 2022 Long Term Incentive Plan (the "2022 Incentive Plan") which replaced the 2016 Long Term Incentive Plan (the "Prior Plan", collectively with the 2022 Incentive Plan, the "Incentive Plan"). No new awards may be made under the Prior Plan, although awards outstanding under the Prior Plan will remain subject to the terms of the Prior Plan. The 2022 Incentive Plan provides for grants of equity and equity-based awards to our employees, officers, directors, consultants and other service providers, and such awards may take the form of restricted or unrestricted shares of common stock, non-qualified stock options, incentive stock options, restricted stock units ("RSUs"), stock appreciation rights ("SARs"), dividend equivalents and other equity and cash-based awards. A maximum of 8,000,000 shares of our common stock (plus up to an additional 1,280,610 shares of our common stock, to the extent that shares subject to outstanding awards under the Prior Plan are recycled into the 2022 Incentive Plan) may be awarded under the 2022 Incentive Plan, subject to customary adjustment for stock splits, reverse stock splits and similar corporate events or transactions affecting shares of our common stock.

Under the Incentive Plan, we have granted restricted shares, RSUs, and performance share units ("PSUs"). For the years ended December 31, 2024, 2023 and 2022 we recognized $7,390, $7,883 and $8,044 of stock compensation expense, respectively.

The restricted shares and RSUs granted under the Incentive Plan generally vest over a two, three, or four-year period. In addition, we have granted unrestricted shares to our non-employee directors. These awards generally vest or vested immediately. A summary of restricted common share award and RSU activity is presented below.

	2024			2023			2022		
	Number of Shares		Weighted Average Grant Date Fair Value Per Share	Number of Shares		Weighted Average Grant Date Fair Value Per Share	Number of Shares		Weighted Average Grant Date Fair Value Per Share
Balance, January 1,	416,735	$	18.70	395,482	$	18.67	404,988	$	13.75
Granted	400,659		15.16	356,886		18.06	269,150		23.07
Vested	(232,830)		17.67	(260,128)		17.80	(223,785)		14.40
Forfeited	(74,669)		16.37	(75,505)		18.59	(54,871)		21.38
Balance, December 31, (1)	509,895	$	16.73	416,735	$	18.70	395,482	$	18.67

(1) The outstanding award balance above included 149,334, 127,989, and 163,348 RSUs as of December 31, 2024, 2023, and 2022, respectively.

Subsequent to December 31, 2024, 243,006 restricted stock awards and RSUs valued at a weighted-average price of $19.40, or $4,872,838 in the aggregate were awarded to employees. These awards vest over a two to four-year period.

As of December 31, 2024, the unearned compensation cost relating to unvested restricted common share awards and RSUs was $4,005, which will be recognized over a weighted-average period of 1.9 years. The estimated fair value of restricted common share awards, and RSUs, vested during 2024, 2023, and 2022 was $3,645, $4,494, and $5,452, respectively.

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Notes to Consolidated Financial Statements
As of December 31, 2024
(Dollars in thousands, except share and per share data)

The PSUs granted under the Incentive Plan have a three-year performance period and are generally based on (1) market performance as measured by total stockholder return for 70% of the award and (2) a subjective element tied to individual performance for 30% of the award. The PSUs vest 50% upon the Compensation Committee's determination as to the satisfaction of the performance criteria (which shall be within two months of the last day of the performance period) and 50% on the first anniversary of the last day of the performance period, subject to continued service through such dates. A summary of PSU activity is presented below.

	2024		2023		2022	
	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Balance, January 1,	589,522	$ 16.26	841,519	$ 13.74	944,907	$ 9.32
Granted (1)	218,379	13.64	216,794	17.43	198,099	20.67
Change in awards based on performance (2)	82,534	14.48	104,060	14.22	150,147	8.89
Vested	(248,055)	12.15	(452,380)	11.55	(425,022)	6.47
Forfeited	—	—	(120,471)	16.68	(26,612)	20.35
Balance, December 31,	642,380	$ 16.72	589,522	$ 16.26	841,519	$ 13.74

(1) PSUs granted reflects the number of awards assuming target performance. The actual number of awards earned is based on actual performance during the three-year performance period and ranges from 0%-150% of target.
(2) Represents the change in the numbers of PSUs earned based on above target performance achievement for the performance period.

Our assumptions used in computing the fair value of the PSUs at the dates of their respective grants, using the Monte Carlo method, were as follows:

	For the year ended December 31,		
	2024	2023	2022
Dividend yield	4.2%	4.7%	5.4%
Volatility (a)	35.0%	33.0%	32.0%
Expected term	2.8 years	2.9 years	2.9 years

(a) This represents the volatility assumption used for IRT. The volatility assumptions used for our peer group and the NAREIT Mortgage Index ranged from 25% to 45%.

The Company estimates future expenses associated with PSUs outstanding at December 31, 2024 to be $1,299, which will be recognized over a weighted-average period of 2.6 years. The estimated fair value of PSUs vested during 2024, 2023, and 2022 was $3,683, $7,990, and $10,458, respectively.

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Notes to Consolidated Financial Statements
As of December 31, 2024
(Dollars in thousands, except share and per share data)

NOTE 9: Earnings (Loss) Per Share

The following table presents a reconciliation of basic and diluted earnings (loss) per share for the years ended December 31, 2024, 2023 and 2022:

	For the Years Ended December 31,		
	2024	2023	2022
Net income (loss)	$ 40,033	$ (17,807)	$ 120,659
(Income) loss allocated to noncontrolling interest	(742)	580	(3,410)
Net income (loss) allocable to common shares	39,291	(17,227)	117,249
Weighted-average shares outstanding—Basic	224,798,958	224,414,443	221,965,460
Dilutive securities	785,348	—	1,154,477
Weighted-average shares outstanding—Diluted	225,584,306	224,414,443	223,119,937
Earnings (loss) per share—Basic	$ 0.17	$ (0.08)	$ 0.53
Earnings (loss) per share—Diluted	$ 0.17	$ (0.08)	$ 0.53

Certain IROP units and shares deliverable under the forward sale agreement totaling 14,192,127 for the year ended December 31, 2024, and certain IROP units, PSUs, RSUs, restricted stock awards and shares deliverable under the forward sale agreement totaling 6,669,403 and 6,091,171 for the years ended December 31, 2023 and 2022, respectively, were excluded from the earnings per share computation because their effect would have been anti-dilutive.

NOTE 10: Quarterly Financial Data (Unaudited)

The following table summarizes our quarterly financial data which, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations:

	For the Three-Month Periods Ended			
	March 31	June 30	September 30	December 31
2024				
Total revenue	$ 160,534	$ 158,402	$ 160,135	$ 160,963
Net income (loss)	17,961	10,555	12,620	(1,100)
Net income (loss) allocable to common shares	17,577	10,354	12,365	(1,001)
Total earnings per share—Basic (1)	$ 0.08	$ 0.05	$ 0.05	$ 0.00
Total earnings per share—Diluted (1)	$ 0.08	$ 0.05	$ 0.05	$ 0.00
2023				
Total revenue	$ 161,374	$ 163,955	$ 168,607	$ 167,046
Net income (loss)	8,872	10,988	3,986	(41,654)
Net income (loss) allocable to common shares	8,648	10,709	3,930	(40,515)
Total earnings (loss) per share—Basic (1)	$ 0.04	$ 0.05	$ 0.02	$ (0.18)
Total earnings (loss) per share—Diluted (1)	$ 0.04	$ 0.05	$ 0.02	$ (0.18)

(1) The summation of quarterly per share amounts may not equal the full year amounts due to rounding.

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NOTE 11: Segment Reporting Each of our multifamily properties is considered an operating segment that earns revenues through the leasing of apartment homes and incurs associated expenses. Individual operating results for each of our multifamily properties is reviewed and discrete financial information is available. Our multifamily properties have similar long-term economic characteristics and provide similar products and services to a similar class of residents. All operations are within the United States and no individual multifamily property comprises more than 10% of consolidated revenues or assets. We aggregate our multifamily properties on a same-store and non same-store basis, and as a result, have identified two reportable segments. • Same-Store includes properties that were owned and not a development property at the beginning of the previous year, and that have not been sold or identified as held for sale. • Non Same-Store includes properties that did not meet the definition of a same-store property as of the beginning of the previous year. GAAP guidance requires that segment disclosures present the measures used by the Chief Operating Decision Maker (“CODM”) to decide how to allocate resources and for purposes of assessing segment performance. As a group, our executive officers, including the CEO, President and CFO, CAO, and SVP of Operations act as the CODM. The CODM manages and reviews our operations on both a property-by-property basis and same-store and non same-store basis and uses net operating income (“NOI”) as the primary financial measure to evaluate operating results of our multifamily properties, including analyses compared to prior periods and budgeted operating results. NOI is defined as total property revenues less total property operating expenses, excluding interest expenses, depreciation and amortization, casualty related costs and gains, property management expenses, general and administrative expense, net gains on sale of assets, merger and integration costs, and restructuring costs. Segment assets consist of real estate held for investment, real estate held for sale and investments in real estate under development. Non-segment assets consist of assets in the Company’s other non-reportable segments and corporate non-segment assets, which are comprised of cash and cash equivalents, restricted cash, investments in unconsolidated real estate entities, other assets, derivative assets and intangible assets. Reportable segment asset information is not provided to the CODM as the CODM does not use segment asset information to evaluate the business and allocate resources. Table of Contents Independence Realty Trust, Inc. and Subsidiaries Notes to Consolidated Financial Statements As of December 31, 2024 (Dollars in thousands, except share and per share data) 96

The following table details NOI for our two reportable segments for the years ended December 31, 2024, 2023 and 2022, and reconciles the reportable segment revenue to consolidated revenue and NOI to Net income (loss) on the consolidated statements of operations. The segments are classified as same-store or non same-store based on the individual property’s status as of December 31, 2024 for the years ended December 31, 2024 and 2023 and at December 31, 2023 for the year ended December 31, 2022. 2024 2023 2022 Revenue: Same-store rental and other property revenue $ 602,584 $ 585,277 $ 558,203 Non same-store rental and other property revenue 36,329 74,564 69,211 Total reportable segments revenue $ 638,913 $ 659,841 $ 627,414 Other income 1,122 1,142 1,111 Total consolidated revenue $ 640,035 $ 660,983 $ 628,525 Operating Expenses: Same-store Real estate taxes 69,863 72,518 72,406 Property insurance 15,698 14,618 11,683 Personnel expenses 49,504 45,592 45,347 Utilities 30,210 28,296 28,026 Repairs and maintenance 19,791 20,122 18,484 Contract services 21,846 21,584 18,998 Advertising expenses 7,578 6,342 4,852 Other property operating expenses (1) 6,510 6,625 6,891 Total same-store operating expenses 221,000 215,697 206,687 Non same-store Total non same-store operating expenses 14,588 28,633 25,588 Total reportable segments operating expenses 235,588 244,330 232,275 Net Operating Income: Same-store NOI 381,584 369,580 351,516 Non same-store NOI 21,741 45,931 43,623 Total reportable segments NOI 403,325 415,511 395,139 Adjustments: Other revenue 1,122 1,142 1,111 Property management expenses (29,923) (27,081) (24,033) General and administrative expenses (24,245) (22,766) (26,260) Depreciation and amortization (220,854) (218,968) (252,849) Casualty (losses) gains, net (3,935) (925) 8,866 Interest expense (76,141) (89,921) (86,955) (Loss on impairment) gain on sale of real estate, net (9,862) (66,547) 111,756 Gain (loss) on extinguishment of debt 200 (124) — Other (loss) income (1) (427) 1,558 Income (loss) from investments in unconsolidated real estate entities 347 (4,488) (2,169) Merger and integration costs — — (5,505) Restructuring costs — (3,213) — Net income (loss) $ 40,033 $ (17,807) $ 120,659 (1) Other property operating expenses includes property office, administrative and legal costs. Table of Contents Independence Realty Trust, Inc. and Subsidiaries Notes to Consolidated Financial Statements As of December 31, 2024 (Dollars in thousands, except share and per share data) 97

NOTE 12: Commitments and Contingencies Litigation We are subject to various legal proceedings and claims that arise in the ordinary course of our business operations. Matters which arise out of allegations of bodily injury, property damage, and employment practices are generally covered by insurance. While the resolution of these matters cannot be predicted with certainty, we currently believe the final outcome of such matters will not have a material adverse effect on our financial position, results of operations or cash flows. See “Part I. Item 3. Legal Proceedings.” Other Matters To the extent that a natural disaster or similar event occurs with more than a remote risk of having a material impact on the consolidated financial statements, we will disclose the estimated range of possible outcomes, and, if an outcome is probable, accrue an appropriate liability. Lease Obligations We lease office space in Philadelphia, PA and Chicago, IL. As of December 31, 2024, the weighted average term of our lease obligations was 4.6 years. The following table sets forth, as of December 31, 2024, the annual minimum rent due pursuant to these leases for each of the next five years and thereafter: Year Amount 2025 $ 525 2026 568 2027 576 2028 538 2029 383 Thereafter — Total $ 2,590 Table of Contents Independence Realty Trust, Inc. and Subsidiaries Notes to Consolidated Financial Statements As of December 31, 2024 (Dollars in thousands, except share and per share data) 98

Table of Contents

Independence Realty Trust
Schedule III - Real Estate and Accumulated Depreciation
As of December 31, 2024
(Dollars in thousands)

Market	Number of Properties	Initial Cost: Land	Initial Cost: Building	Cost of Improvements: Land	Cost of Improvements: Building	Gross Carrying Amount: Land	Gross Carrying Amount: Building	Accumulated Depreciation	Encumbrances (a)	Year(s) of Acquisition
Atlanta, GA	13	$ 102,866	$ 903,813	$ —	$ 101,001	$ 102,866	$ 1,004,814	$ (124,992)	(b)	2015 - 2021
Austin, TX	1	3,857	48,719	—	7,726	3,857	56,445	(6,152)		2021
Birmingham, AL (c)	1	6,729	129,856	—	(13,891)	6,729	115,965	(12,582)	(b)	2021
Charleston, SC	2	9,260	69,104	—	3,846	9,260	72,950	(17,489)		2015
Charlotte, NC	4	26,294	234,257	—	2,050	26,294	236,307	(19,508)		2015 - 2024
Cincinnati, OH	2	6,939	111,937	—	6,001	6,939	117,938	(10,806)		2021
Columbus, OH	10	28,870	308,917	—	43,141	28,870	352,058	(53,930)		2014 - 2021
Dallas, TX	14	68,829	749,578	—	61,781	68,829	811,359	(93,128)	(b)	2015 - 2021
Denver, CO (d)	7	35,836	437,901	—	21,651	35,836	459,552	(38,339)	(b)	2021 - 2023
Greenville, SC	1	7,330	111,833	—	7,111	7,330	118,944	(11,283)		2021
Houston, TX	5	18,767	186,226	—	9,984	18,767	196,210	(18,267)		2021
Huntsville, AL	4	24,000	212,753	—	4,842	24,000	217,595	(20,027)		2015 - 2023
Indianapolis, IN	7	22,284	251,814	—	20,424	22,284	272,238	(36,802)	(b)	2012 - 2021
Lexington, KY	3	9,467	145,715	—	8,515	9,467	154,230	(14,278)		2021
Louisville, KY	4	21,228	102,521	—	19,534	21,228	122,055	(35,057)		2014
Memphis, TN	4	10,730	124,023	—	25,655	10,730	149,678	(42,175)		2014 - 2015
Myrtle Beach, SC - Wilmington, NC	3	4,580	55,797	—	7,964	4,580	63,761	(13,111)	(b)	2017
Nashville, TN	5	33,939	318,936	—	22,150	33,939	341,086	(32,435)	(b)	2021 - 2022
Oklahoma City, OK	8	17,099	280,770	—	39,577	17,099	320,347	(42,305)	(b)	2014 - 2021
Orlando, FL	2	14,151	113,622	—	5,106	14,151	118,728	(11,243)		2015 - 2024
Raleigh - Durham, NC	6	34,409	199,323	—	20,893	34,409	220,216	(50,440)		2014 - 2019
San Antonio, TX	1	4,604	50,501	—	2,422	4,604	52,923	(5,107)		2021
Tampa-St. Petersburg, FL	6	55,706	287,436	3,920	52,101	59,626	339,537	(44,083)		2017 - 2024
	113	$ 567,774	$ 5,435,352	$ 3,920	$ 479,584	$ 571,694	$ 5,914,936	$ (753,539)		

(a) Encumbrances exclude the principal balance of $585,635 and associated deferred financing costs related to the secured credit facilities.

(b) Represents properties with gross assets of $2,783,529 and mortgage note indebtedness of $780,794.

(c) Includes properties classified as held for sale as of December 31, 2024.

(d) Includes development placed in service of $111,398 at one development property.

99

Investments in Real Estate December 31, 2024 (1) December 31, 2023 (2) December 31, 2022 (3) Balance, beginning of period $ 6,579,190 $ 6,652,083 $ 6,534,563 Additions during period: Acquisitions and consolidations 235,333 49,939 201,611 Improvements to land and building 146,046 217,235 85,227 Deductions during period: Dispositions of real estate (411,833) (283,991) (161,836) Impairment of real estate assets held for sale (20,995) (32,956) — Asset write-offs (41,111) (23,120) (7,482) Balance, end of period: $ 6,486,630 $ 6,579,190 $ 6,652,083 Accumulated Depreciation December 31, 2024 (1) December 31, 2023 (1) December 31, 2022 (3) Balance, beginning of period $ 606,404 $ 426,097 $ 254,123 Depreciation expense 218,445 216,838 197,539 Dispositions of real estate (30,199) (13,411) (18,083) Asset write-off (41,111) (23,120) (7,482) Balance, end of period: $ 753,539 $ 606,404 $ 426,097 (1) Includes one property classified as held for sale as of December 31, 2024. (2) Includes six properties classified as held for sale as of December 31, 2023. (3) Includes one property classified as held for sale as of December 31, 2022. Table of Contents Independence Realty Trust Schedule III - Real Estate and Accumulated Depreciation As of December 31, 2024 (Dollars in thousands) 100

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure None. ITEM 9A. Controls and Procedures Disclosure Controls and Procedures We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Under the supervision of our chief executive officer and chief financial officer and with the participation of our disclosure committee, we have carried out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our chief executive officer and chief financial officer determined that, as of December 31, 2024, our disclosure controls and procedures are effective at the reasonable assurance level. Management’s Annual Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013 Framework). Based on this assessment, management believes that, as of December 31, 2024, our internal control over financial reporting is effective. Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting. This report is included as part of Item 8 in this annual report on Form 10-K. Changes in Internal Control Over Financial Reporting There were no changes in our internal control over financial reporting or in other factors during our last fiscal quarter that have materially affected, or were reasonably likely to materially affect, our internal control over financial reporting. ITEM 9B. Other Information During the three months ended December 31, 2024, two of the Company's directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934) adopted a Rule 10b5-1 trading arrangement. No other directors or officers of the Company adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933) during the three months ended December 31, 2024. During the three months ended December 31, 2024, the Company did not adopt, terminate or modify a Rule 10b5-1 trading arrangement. On December 5, 2024, Scott F. Schaeffer, our Chief Executive Officer and Chairman of the Board, entered into a Rule 10b5-1 trading arrangement, effective April 1, 2025, providing for the sale, from time to time, of up to 40,000 shares of the Company's common stock. The Rule 10b5-1 trading arrangement will terminate upon the earlier of March 31, 2026 or the sale of 40,000 shares of the Company’s common stock. On December 5, 2024, Richard Gebert, one of our directors, Table of Contents 101 entered into a Rule 10b5-1 trading arrangement, effective April 1, 2025, providing for the sale, from time to time, of up to 6,000 shares of the Company's common stock. The Rule 10b5-1 trading arrangement will terminate upon the earlier of March 31, 2026 or the sale of 6,000 shares of the Company’s common stock. Each of Mr. Schaeffer's and Mr. Gebert's trading plan is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act. ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections Not Applicable. Table of Contents 102

PART III ITEM 10. Directors, Executive Officers and Corporate Governance The Company maintains an Insider Trader Policy governing the purchase, sale and/or other dispositions of its securities by directors, officers and employees, or the Company itself, that is reasonably designed to promote compliance with insider trading laws, rules and regulations and NYSE listing standards. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K. The information required by this item will be set forth in our definitive proxy statement with respect to our 2025 annual meeting of stockholders, and is incorporated herein by reference. ITEM 11. Executive Compensation The information required by this item will be set forth in our definitive proxy statement with respect to our 2025 annual meeting of stockholders, and is incorporated herein by reference. ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The information required by this item will be set forth in our definitive proxy statement with respect to our 2025 annual meeting of stockholders, and is incorporated herein by reference. ITEM 13. Certain Relationships and Related Transactions and Director Independence The information required by this item will be set forth in our definitive proxy statement with respect to our 2025 annual meeting of stockholders, and is incorporated herein by reference. ITEM 14. Principal Accountant Fees and Services The information required by this item will be set forth in our definitive proxy statement with respect to our 2025 annual meeting of stockholders, and is incorporated herein by reference. PART IV ITEM 15. Exhibits and Financial Statement Schedules The following documents are filed as part of this report: 1. Consolidated Financial Statements Index to Consolidated Financial Statements Independence Realty Trust, Inc. Report of Independent Registered Public Accounting Firm (PCAOB ID 185). Consolidated Balance Sheets as of December 31, 2024 and 2023. Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022. Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2024, 2023 and 2022. Consolidated Statements of Changes in Equity for the years ended December 31, 2024, 2023 and 2022. Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022. Notes to Consolidated Financial Statements. 2. Financial Statement Schedules Schedule III: Real Estate and Accumulated Depreciation All other schedules are not applicable. Table of Contents 103

3. Exhibits The following exhibits are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K: Exhibit Description 2.1 Agreement and Plan of Merger, dated as of July 26, 2021, by and among Independence Realty Trust, Inc. (“IRT”), Independence Realty Operating Partnership, LP (“IROP”), IRSTAR Sub, LLC, Steadfast Apartment REIT, Inc. and Steadfast Apartment REIT Operating Partnership, L.P., incorporated by reference to Exhibit 2.1 to IRT’s Current Report on Form 8-K filed on July 26, 2021.* 3.1.1 Articles of Restatement of IRT, dated as of August 20, 2013, incorporated by reference to Exhibit 3.1 to IRT’s Current Report on Form 8-K filed on August 20, 2013. 3.1.2 Articles of Amendment of IRT, dated as of July 26, 2021, incorporated by reference to Exhibit 3.1 to IRT’s Current Report on Form 8-K filed on July 30, 2021. 3.1.3 Articles Supplementary of Independence Realty Trust, Inc. dated March 4, 2024, incorporated by reference to Exhibit 3.1 to IRT’s Current Report on Form 8-K filed on March 1, 2024. 3.2 Amended and Restated Bylaws of IRT, dated as of February 22, 2023, incorporated by reference to Exhibit 3.2 to IRT's Annual Report on Form 10-K for the fiscal year ended December 31, 2022. 4.1.1 Fifth Amended and Restated Agreement of Limited Partnership of IROP, dated as of March 3, 2017, incorporated by reference to Exhibit 4.1.12 to IRT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016. 4.1.2 Amendment No. 1 to the Fifth Amended and Restated Agreement of Limited Partnership of IROP, dated as of December 16, 2021, incorporated by reference to Exhibit 10.1 to IRT’s Current Report on Form 8- K filed on December 16, 2021. 4.2 Exchange Rights Agreement, dated as of August 28, 2014, by and among IRT, IROP, USA Walnut Hill 1, LLC, USA Walnut Hill 4, LLC, USA Walnut Hill 8, LLC, USA Walnut Hill 9, LLC and USA Walnut Hill 19, LLC, incorporated by reference to Exhibit 4.6 to IRT’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014. 4.3 Exchange Rights Agreement, dated as of December 30, 2014, by and among IRT, IROP and USA IRR2, LLC, incorporated by reference to Exhibit 4.1.9 to IRT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014. 4.4 Exchange Rights Agreement, dated as of June 30, 2017, by and among IRT, IROP, Adam Kauffman, Brad Begelman, Mark Berman and Marc Esworthy, incorporated by reference to Exhibit 4.1.13 to IRT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017. 4.5 Exchange Rights Agreement, dated as of December 16, 2021, by and among IRT, IROP and STEADFAST REIT INVESTMENTS, LLC, incorporated by reference to Exhibit 4.6 to IRT's Annual Report on Form 10-K for the fiscal year ended December 31, 2021. 4.6 Description of IRT’s Securities, incorporated by reference to Exhibit 4.7 to IRT's Annual Report on Form 10-K for the fiscal year ended December 31, 2021. EXHIBIT INDEX Table of Contents 104

10.1 Equity Distribution Agreement, dated July 28, 2023, by and among Independence Realty Trust, Inc., Independence Realty Operating Partnership, L.P. the Managers and the Forward Purchasers (including the form of Confirmation), incorporated by reference to Exhibit 1.1 to IRT’s Current Report on Form 8- K filed on July 28, 2023. 10.2 IRT 2016 Long Term Incentive Plan, as amended and restated as of May 12, 2016, incorporated by reference to Exhibit 10.1 to IRT’s Current Report on Form 8-K filed on May 17, 2016.** 10.3 Amendment No. 1 dated as of May 2, 2017, to the IRT Long Term Incentive Plan, incorporated by reference to Exhibit 10.9 to IRT’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (the “2017 Q1 10-Q”).** 10.4 Summary of Non-Employee Director Compensation, filed herewith.** 10.5 IRT 2022 Long Term Incentive Plan, incorporated by reference to Appendix C to IRT’s Definitive Proxy Statement on Schedule 14A filed on March 18, 2022. 10.6 Form of Indemnification Agreement for IRT directors and executive officers, together with the schedule required by Instruction 2 of Item 601 of Regulation S-K, listing the parties to substantially identical agreements, incorporated by reference to Exhibit 10.7 to IRT’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019. 10.7 Amendment No. 2 dated as of October 23, 2019, to the Independence Realty Trust, Inc. Long Term Incentive Plan (Amended and Restated as of May 12, 2016), incorporated by reference to Exhibit 10.1 to IRT’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.** 10.8 Form of Independence Realty Trust, Inc. 2016 Long Term Incentive Plan Restricted Share Unit Grant Agreement (for 2020 and later awards), incorporated by reference to Exhibit 10.26 to IRT’s Annual Report on Form 10-K for the year ended December 31, 2019.** 10.9 Form of Independence Realty Trust, Inc. 2016 Long Term Incentive Plan Performance Share Unit Award Grant Agreement (for 2020 and later awards), incorporated by reference to Exhibit 10.27 to IRT’s Annual Report on Form 10-K for the year ended December 31, 2019.** 10.10 Employment Agreement, dated December 20, 2016, by and between IRT and Scott F. Schaeffer, incorporated by reference to Exhibit 10.4 to the 12/22/16 Form 8-K.** 10.11 Employment Agreement, dated December 20, 2016, by and between IRT and James J. Sebra, incorporated by reference to Exhibit 10.5 to the 12/22/16 Form 8-K. ** 10.12 Employment Offer Letter, dated November 3, 2023, from IRT to Michele Weisbaum, incorporated by reference to Exhibit 10.12 to IRT's Annual Report on Form 10-K for the year ended December 31, 2023.** 10.13 Employment Agreement, dated March 1, 2020, by and between IRT and Jason R. Delozier, incorporated by reference to Exhibit 10.4 to IRT’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.** 10.14 Form of Executive Acknowledgement, incorporated by reference to Exhibit 10.1 to IRT’s Current Report on Form 8-K filed on July 26, 2021.** EXHIBIT INDEX Table of Contents 105

10.15 Consulting Agreement dated November 8, 2022 between Independence Realty Trust, Inc. and Ella S. Neyland, incorporated by reference to Exhibit 10.1 to IRT's Current Report on Form 8-K filed on November 8, 2022. 10.16 Form of Cash Bonus Award Grant Agreement under the Independence Realty Trust, Inc. 2022 Long Term Incentive Plan, incorporated by reference to Exhibit 10.25 to IRT's Annual Report on Form 10-K for the year ended December 31, 2022.** 10.17 Form of Performance Share Unit Award Grant Agreement under the Independence Realty Trust, Inc. 2022 Long Term Incentive Plan, incorporated by reference to Exhibit 10.26 to IRT's Annual Report on Form 10-K for the year ended December 31, 2022.** 10.18 Form of Restricted Stock Unit Award Agreement for Eligible Officers under the Independence Realty Trust, Inc. 2022 Long Term Incentive Plan, incorporate by reference to Exhibit 10.27 to IRT's Annual Report on Form 10-K for the year ended December 31, 2022.** 10.19 Cooperation Agreement, dated February 29, 2024, by and among Independence Realty Trust, Inc., Argosy-Lionbridge Real Estate Securities, L.P. and the other persons and entities listed on Schedule A thereto, and, solely with respect to Sections 7 through 26, Samuel Foster and Marion Kirwin, incorporated by reference to Exhibit 10.1 to IRT’s Current Report on Form 8-K filed on March 1, 2024. 10.20 Fifth Amended, Restated and Consolidated Credit Agreement (the “Credit Agreement”), dated as of January 8, 2025, by and among the Independence Realty Operating Partnership, LP as borrower and Independence Realty Trust, Inc., as guarantor; Citibank, N.A. (together with any successor in interest, “Citibank”) and KeyBank National Association (together with any successor in interest, “KeyBank”), as initial Lenders, Issuing Lenders and Swing Loan Lenders, the other lending institutions which are parties to the Credit Agreement as “Lenders”; the other lending institutions that may become parties to the Credit Agreement and KeyBank, as administrative agent for Lenders, with Citibank, Capital One, National Association, PNC Bank, National Association, Regions Bank, BMO Bank, N.A., The Huntington National Bank and Truist Bank, as Revolving Facility Co-Syndication Agents; Regions Bank, and Capital One, National Association, as 2021 Term Loan Co-Syndication Agents; Capital One, National Association and PNC National Bank Association, as 2022 Term Loan Co-Syndication Agents; Bank of America, N.A., Barclays Bank PLC and Royal Bank of Canada, as Co-Documentation Agents; Citibank and KeyBanc Capital Markets, as Revolving Facility and 2021 Term Loan Joint Bookrunners; KeyBanc Capital Markets, Capital One, National Association, and PNC Capital Markets, LLC, as 2022 Term Loan Joint Bookrunners; KeyBanc Capital Markets, Citibank, PNC Capital Markets LLC, Capital One, National Association, The Huntington National Bank Regions Capital Markets, BMO Bank N.A., and Truist Securities, Inc., as Revolving Facility Joint Lead Arrangers; KeyBanc Capital Markets, Capital One, National Association, and Regions Capital Markets, as 2021 Term Loan Joint Lead Arrangers; and KeyBanc Capital Markets, Capital One, National Association and PNC Capital Markets, LLC, as 2022 Term Loan Joint Lead Arrangers, as incorporated by reference to Exhibit 10.1 to IRT’s Current Report on Form 8-K filed on January 10, 2025. 19.1 Independence Realty Trust, Inc. Insider Trading Policy, filed herewith. 21.1 Subsidiaries of IRT, filed herewith. 23.1 Consent of KPMG LLP, filed herewith. 31.1 Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herewith. 31.2 Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herewith. EXHIBIT INDEX Table of Contents 106

32.1 Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed herewith. 32.2 Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed herewith. 97.1 IRT Dodd-Frank Clawback Policy, filed herewith. 99.1 Material U.S. Federal Income Tax Considerations filed herewith. 101 The following materials, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2024 and December 31, 2023, (ii) Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022. (iii) Consolidated Statements of Equity for the years ended December 31, 2024, 2023 and 2022, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022, and (v) notes to the consolidated financial statements as of December 31, 2024, filed herewith. 104 Cover Page Interactive Data File (embedded within the Inline XBRL document). EXHIBIT INDEX * Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. IRT agrees to furnish supplementary to the SEC a copy of any omitted schedule upon request by the SEC. ** Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K. ITEM 16. Form 10-K Summary None. Table of Contents 107

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INDEPENDENCE REALTY TRUST, INC. Date: February 18, 2025 By: /S/ SCOTT F. SCHAEFFER Scott F. Schaeffer Chairman of the Board and Chief Executive Officer Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Name Title Date /S/ SCOTT F. SCHAEFFER Chairman of the Board and Chief Executive Officer (Principal Executive Officer) February 18, 2025 Scott F. Schaeffer /S/ JAMES J. SEBRA President, Chief Financial Officer and Treasurer (Principal Financial Officer) February 18, 2025 James J. Sebra /S/ JASON R. DELOZIER Chief Accounting Officer February 18, 2025 Jason R. Delozier (Principal Accounting Officer) /S/ STEPHEN BOWIE Director February 18, 2025 Stephen Bowie /S/ NED W. BRINES Director February 18, 2025 Ned W. Brines /S/ ANA MARIE DEL RIO Director February 18, 2025 Ana Marie del Rio /S/ RICHARD D. GEBERT Director February 18, 2025 Richard D. Gebert /S/ CRAIG MACNAB Director February 18, 2025 Craig Macnab /S/ MELINDA H. MCCLURE Director February 18, 2025 Melinda H. McClure /S/ THOMAS H. PURCELL Director February 18, 2025 Thomas H. Purcell /S/ DEFOREST B. SOARIES, JR. Director February 18, 2025 DeForest B. Soaries, Jr. /S/ LISA WASHINGTON Director February 18, 2025 Lisa Washington Table of Contents 108

DIRECTORS

Scott F. Schaeffer
Chair & Chief Executive Officer | IRT Living

Stephen R. Bowie
Partner | Pacific Development Group
Chair | Finance & Investment Committee

Ned W. Brines
Chief of Investment Strategy | Arnel & Affiliates
Chair | Compensation Committee

Richard D. Gebert
Retired Audit Partner | Grant Thornton LLP
Chair | Audit Committee

Craig Macnab
Independent Director | VICI Properties, Inc and American Tower Corporation

Melinda H. McClure
Owner | CLB Dallas
Chair | Nominating & Governance Committee

Thomas H. Purcell
Chair & Chief Executive Officer | Curci Companies
Lead Independent Director | IRT Living

Ana Marie Del Rio
Chief Legal Officer | Steadfast Companies
Chair | Risk Committee

DeForest B. Soaries Jr.
Retired Sr. Pastor | First Baptist Church of Lincoln Gardens

Lisa Washington
Chief Legal Officer, Secretary & SVP | WSFS Financial Corp.

EXECUTIVE OFFICERS

Scott F. Schaeffer
Chair & Chief Executive Officer

James J. Sebra
President & Chief Financial Officer

Michele Weisbaum
General Counsel, EVP & Secretary

Jason R. Delozier
Chief Accounting Officer

TRANSFER AGENT

Equiniti Trust Company
48 Wall Street, Floor 23
New York, NY 10005

tel 888.223.9951
www.equiniti.com

INVESTOR RELATIONS CONTACT

Lauren Torres
Edelman Smithfield

tel 917.365.7979
IRT@edelman.com
www.investors.irtliving.com

INDEPENDENT REGISTERED ACCOUNTING FIRM

KPMG LLP
1601 Market Street
Philadelphia, PA 19103

LEGAL COUNSEL

Troutman Pepper Locke LLP
3000 Two Logan Square
Eighteenth & Arch Streets
Philadelphia, PA 19103-2799

COMMON STOCK LISTED

IRT's shares of Common Stock are traded on the New York Stock Exchange under the symbol "IRT".

COMMON STOCK LISTED

The Company's Chief Executive Officer has submitted to the New York Stock Exchange the annual certification required by Section 303A.12(a) of the NYSE Company Manual. In addition, the Company has filed with the Securities and Exchange Commission as exhibits to its Form 10-K for the fiscal year ended December 31, 2023, the certifications of its Chief Executive Officer and Chief Financial Officer required pursuant to Section 302 of the Sarbanes-Oxley Act relating to the quality of its public disclosure.

WWW.IRTLIVING.COM | NYSE:IRT